Form 10-K, Exhibit 13
period 1996-12-31
BANYAN SYSTEMS INC
filed 1997-03-31
CIK 888711

          INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED
                         FINANCIAL STATEMENT SCHEDULES


The following consolidated financial statements appear in the Company's 1996 Annual Report to Shareholders and are incorporated herein by reference:

DESCRIPTION                                               PAGE NUMBER IN
                                               1996 ANNUAL REPORT TO SHAREHOLDERS

Report of Independent Accountants                                  37

Consolidated Balance Sheets as of  December 31, 1996 and 1995      23

Consolidated Statements of Operations for the Years Ended
 December 31, 1996, 1995 and 1994                                  24

Consolidated Statements of Shareholders' Equity for the Years
 Ended December 31, 1996, 1995 and 1994                            25

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1996, 1995 and 1994                                  26

Notes to Consolidated Financial Statements                         27

The following schedule is included in this Annual Report on Form 10-K:

DESCRIPTION

Report of Independent Accountants

II -   Valuation and Qualifying Accounts

All other schedules are omitted because they are either not required, not applicable or the information is shown in the Consolidated Financial Statements or the Notes thereto.

Management's Discussion and Analysis
of Financial Condition and Results of Operation
 ................................................................................
Overview

Banyan is a leader in directory enabled enterprise networking software products which allow customers to integrate a broad range of computing platforms into a unified global network that is easy to use and manage. The Company's key software products include StreetTalk for Windows NT,(R) VINES,(R) Intelligent Messaging(R) and BeyondMail.(R) In addition, the Company markets a broad range of related products including security service, network management, communication and host connectivity. The Company markets products worldwide through authorized integrators, resellers and international distributors.

  The Company was incorporated in 1983 and began commercial shipments of the VINES network operating system and proprietary hardware servers in 1985. During 1990, as a result of the increased availability of industry-standard hardware servers, the Company began to phase out production and sale of its hardware servers in order to focus its development and marketing efforts principally on networking software products. As a result, sales of hardware have declined significantly since that time.

  In 1994, as a result of the Company's acquisition of Beyond Incorporated, a number of additional product offerings were added, including BeyondMail and CaLANdar.(R) In addition, the Company continued to introduce directory enabled network services in 1994 and 1995 across a full range of computing platforms with its ENS(R) product line. In 1995, the Company enhanced its technology offerings with the delivery of VINES 6.0 and extended network management capabilities. Additionally, the Company employed significant resources in developing localized versions of VINES and BeyondMail to address many of the major international market opportunities. During 1996, the Company expanded its activities to include specific Internet products and services including a pure Internet version of BeyondMail and Switchboard,(TM) an Internet directory service launched in February 1996. To market Switchboard, the Company established Switchboard Incorporated as a Banyan subsidiary in 1996. In the fourth quarter of 1996, the Company also introduced the next major revision of its VINES networking software, VINES 7.0, and extended additional platform support for its directory and messaging services by delivering StreetTalk for Windows NT and Intelligent Messaging for Windows NT.

  Although Banyan made progress in expanding its networking solutions and further establishing its Internet products identity with the introduction of Switchboard, the Company's operating results for 1996 were negatively impacted by a number of factors, including delays in the delivery of extensions and new versions of VINES and BeyondMail, as well as translated versions of these products; the introduction of new competitive product offerings, resulting in extended evaluations by new and existing customers; and an effort to reduce worldwide channel inventories. In addressing these factors, the Company restructured its operations in the quarter ended December 31, 1996 and reduced its overall costs through a 15% reduction of its work force.

Management's Discussion and Analysis
of Financial Condition and Results of Operation
 ................................................................................

Results of Operations

General
 ................................................................................
The following table sets forth statements of operations data of the Company expressed as a percentage of related revenues for the fiscal years indicated. Gross margin data is expressed as a percentage of applicable product revenue.

Fiscal Year                                 1996     1995     1994
 ...................................................................
Revenues:
     Software                                82.8%    81.1%   79.2%
     Support and training                    15.6     16.2    13.6
     Hardware                                 1.6      2.7     7.2
                                           ........................
     Total revenues                         100.0    100.0   100.0
Gross Margins:
     Software                                87.7     86.9    88.5
     Support and training                    18.1     34.8    43.3
     Hardware                                66.0     40.4    59.1
                                           ........................
     Total gross margin                      76.5     77.2    80.2
Operating Expenses:
     Sales and marketing                     57.7     62.3    42.9
     Product development                     20.7     18.9    13.7
     General and administrative              10.9     10.2     8.3
     Restructuring and other charges          5.2     12.2       -
     Purchased research and development         -        -    11.6
                                           ........................
     Total operating expenses                94.6    103.6    76.5

(Loss)/income from operations               (18.1)   (26.4)    3.7
     Net (loss)/income                      (25.6)%  (16.5)%   3.3%

Revenues
 ................................................................................

Total revenues for 1996 decreased 19% to $105.4 million, compared with $129.7 million in 1995 and $150.1 million in 1994. The decrease in 1996 was primarily due to lower software revenues as well as declines in support and training revenues. The decrease in 1995 was due to lower software revenues as well as continued expected declines in hardware revenues. The Company's software revenues decreased 17% to $87.3 million, compared with $105.2 million in 1995 and $118.9 million in 1994. The decline in software revenues in 1996 was attributable primarily to lower revenues from the Company's current VINES offerings and messaging products, delays in the delivery of extensions, and new and translated versions of VINES and BeyondMail as well as reduced shipments to third-party distribution partners in an effort to reduce worldwide inventories by approximately $15.0 million in 1996. The decline in software revenues in 1995 was attributable primarily to lower revenues from the Company's VINES and ENS offerings primarily as a result of lengthened customer purchasing decisions, a transition in sales leadership in the second quarter of 1995 and delays in the release and localization of certain product offerings. The Company's support and training revenues decreased 22% to $16.5 million, compared with $21.1 million in 1995 and $20.4 million in 1994. The decline in support and training revenues in 1996 was attributable primarily to lower revenues from education services due to delays in new product offerings and a decline in directly delivered end-user support services. The growth in support and training revenues in 1995 was attributable primarily to revenue from end-user support services. Hardware revenues declined 51% in 1996 to $1.7 million, compared with $3.5 million in 1995 and $10.8 million in 1994, due to the continued phase-out of the Company's hardware business.

  North American revenues decreased 20% to $79.9 million, compared with $100.0 million in 1995 and $121.1 million in 1994. The decrease in 1996 was attributable primarily to lower revenues from the Company's current VINES offerings and messaging products as well as reduced shipments to third-party distribution partners in an effort to reduce channel inventories. The decline in 1995 was a result of lower sales of VINES and ENS products. International revenues decreased 14% to $25.6 million, compared with $29.7 million in 1995 and $29.0 million in 1994. The decrease in 1996 was primarily due to lower revenues in Europe. The increase in 1995 was due to revenue growth in the Asia/Pacific region, which expanded to $8.9 million in 1995 from $5.1 million in 1994 which were offset in part by lower revenues in Europe primarily due to delays in the release and localization of certain product offerings.

Gross Margins
 ................................................................................

Gross margins for software were 87.7%, or $76.5 million, compared with 86.9%, or $91.4 million, in 1995 and 88.5%, or $105.2 million, in 1994. The decrease in gross margin dollars in 1996 was due to the decline in software revenues. The increase in gross margin percentage was primarily due to lower manufacturing costs as a result of the Company's restructuring in the quarter ended December 31, 1995, which reduced staffing and related facility costs. The decreases in gross margin percentages and dollars in 1995 were due primarily to the impact of fixed costs with lower sales volume. Cost of software revenues consists of product media, documentation, manufacturing costs and amortization of capitalized software.

  Gross margins for support and training were 18.1%, or $3.0 million, compared with 34.8%, or $7.3 million, in 1995 and 43.3%, or $8.9 million, in 1994. The decrease in gross margin dollars in 1996 was primarily due to lower revenues from education classes and end-user support contracts. The decrease in gross margin percentages was primarily due to the absorption of fixed overhead on lower revenues. The decreases in gross margin percentages and dollars in 1995 were due in part to additional investment in personnel required to support the Company's expanding product line and regional expansion in the Asia/Pacific region as well as lower levels of education revenues. Cost of support and training revenues consists of customer support costs, including Technical Response Centers, third-party field service costs, costs of training materials and staff.

  Gross margins for hardware were 66.0%, or $1.1 million, compared with 40.4%, or $1.4 million, in 1995 and 59.1%, or $6.4 million, in 1994. The increase in gross margin percentage in 1996 was due to lower manufacturing costs as a result of the Company's restructuring in the quarter ended December 31, 1995, which reduced staffing and related facility costs. The decrease in gross margin dollars in 1995 was due primarily to the continued phase-out of hardware-related products. Cost of hardware revenues consists of hardware components, packaging and associated manufacturing costs.

Operating Expenses
 ................................................................................

Sales and marketing expenses decreased 25% to $60.8 million in 1996, compared with $80.8 million in 1995 and $64.4 million in 1994. The decrease in 1996 was primarily due to lower sales staffing and facility costs as a result of the reduction in force as part of the Company's reorganization in the quarter ended December 31, 1995. Higher spending in 1995 included increases in staffing and personnel-related costs associated with expanding the Company's domestic and, particularly, international field infrastructure as well as expanded promotional programs. The increase in 1995 also was due in part to costs incurred in the realignment of the Company's direct sales force. Sales and marketing expenses as a percentage of revenues were 58%, 62% and 43% for 1996, 1995 and 1994, respectively.

Management's Discussion and Analysis
of Financial Condition and Results of Operation
 ................................................................................

  Product development expenses decreased 11% to $21.9 million in 1996, compared with $24.5 million in 1995 and $20.5 million in 1994. The decrease in 1996 was primarily due to a reduction in staffing as a result of the Company's reorganization in the quarter ended December 31, 1995. The Company continues to focus its product development resources on its enterprise network services, particularly the Windows NT-based products and its messaging products. Additionally, the Company has increased its investment in Internet-related product initiatives, particularly Switchboard Incorporated technology and services. The increase in 1995 was due to additional personnel to support the development of software that enhanced the capabilities of existing product offerings and the development of new products. In particular, the increase in 1995 was due in part to the development of network management and messaging software. During 1996, 1995 and 1994, the Company capitalized $2.3 million, $1.9 million and $0.9 million of software costs, which represented 10%, 7% and 4% of total product development expenditures for the respective years. The increase in the Company's capitalized software costs in 1996 related primarily to VINES 7.0, Windows NT-based products and localization of its product offerings. The increase in the Company's capitalized software costs in 1995 was related primarily to the localization of its product offerings and the development of VINES 6.0. Product development expenses as a percentage of revenues were 21%, 19% and 14% for 1996, 1995 and 1994, respectively.

  General and administrative expenses decreased 13% to $11.5 million in 1996, compared with $13.2 million in 1995 and $12.4 million in 1994. The decrease in 1996 was primarily due to lower administrative and personnel costs as a result of the reduction in force as part of the Company's reorganization in the quarter ended December 31, 1995. The increase in 1995 was due primarily to additional building, telecommunications and personnel costs required to support international operations. General and administrative expenses as a percentage of revenues were 11%, 10% and 8% for 1996, 1995 and 1994, respectively.

  In 1996, the Company initiated a corporate reorganization to return to a functional, rather than divisional, operating structure. As a result, the Company recorded a pre-tax restructuring charge of $5.5 million, composed primarily of $1.4 million for closure or consolidation of leased facilities, $3.2 million for severance and related costs and $0.9 million for idle assets related to the restructuring. During 1996, the restructuring action resulted in 70 employee separations. The remaining actions, primarily closure or consolidation of leased facilities, will be completed in 1997.

  In 1995, the Company recorded total restructuring and other charges of $15.8 million due to the reorganization of its operations into a divisional structure, a consolidation of distribution activities and a simplification of product configurations. The Company recorded pre-tax restructuring charges of $7.8 million related to the reorganization and $8.0 million of other charges related to the consolidation of distribution activities and the simplification of product configurations. During 1995, the restructuring action resulted in 81 employee separations. Substantially all remaining actions, which primarily included the elimination of certain channel partners, closure or consolidation of leased facilities and 15 employee separations, were completed in 1996 (see Note F in the Consolidated Financial Statements).

  In the quarter ended March 31, 1994, the Company acquired all the outstanding stock of Beyond Incorporated for $17.5 million and assumed certain liabilities. The transaction was accounted for as a purchase and a charge for purchased research and development of $17.6 million was recorded upon the closing of the acquisition (see Note O in the Consolidated Financial Statements).

Other Income
 ................................................................................

Other income decreased to $1.1 million in 1996, compared with $3.7 million in 1995 and $1.5 million in 1994. The decrease in 1996 was due to lower levels of available funds invested in marketable securities and the inclusion of a $2.0 million one-time gain on the sale of an unconsolidated affiliate in 1995. The increase in 1995 from 1994 was due primarily to the aforementioned gain.

Income Taxes
 ................................................................................

The Company's effective income tax provision was 50% in 1996, compared with a benefit of 30% in 1995 and a provision of 29% in 1994. The effective tax rate for 1996 was principally affected by the establishment of a valuation allowance for previously recorded deferred tax assets of $8.0 million based upon management's assessment of future realizability per SFAS 109. Management has considered recent results of operations and concluded that it is more likely than not that the deferred tax assets will not be realizable. Additionally, losses were not benefited in 1996 and certain foreign taxes are included in the tax provision. The effective tax rate for 1995 principally reflects the benefit of the Company's net operating losses offset in part by foreign losses which could not be benefited.

Future Operating Results

Certain of the information contained in this Annual Report, including information with respect to the Company's plans and strategy for its business expectations, consists of forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

  In 1996, the Company announced a reorganization of its operations, including a reduction of approximately 15% of its work force. The Company also reduced worldwide channel inventories of its distribution partners by approximately $9.0 million in the quarter ended December 31, 1996, which contributed to a decline in software revenues and a net operating loss in the quarter ended December 31, 1996. There can be no assurance the planned reorganization will be successfully implemented. The Company's future success will depend on its ability to retain its key employees and attract new employees, and there can be no assurance it will be able to do so.

  In 1995 and 1996, a substantial majority of the Company's product sales were to existing customers for upgrade or expansion of their networks. The Company's results will depend on its ability both to continue to sell products for use in networks of existing customers and to attract new customers for the Company's products. In addition, in 1995 and 1996, the Company experienced extended selling cycles due to an increase in multi-year customer agreements and to longer evaluation of operating systems and hardware platforms by potential customers. The Company expects that extended selling cycles will continue to affect the Company's operating results for the foreseeable future.

  The Company's results are partially dependent on its ability to enhance existing products and introduce new products on a timely basis, and to achieve market acceptance for such enhanced and new products. The Company's results in 1995 and 1996 were adversely affected by delays in the release and localization of certain products, and there can be no assurance that the Company will not experience similar delays in the future. On September 30, 1996, the Company introduced StreetTalk for Windows NT, which integrates the Windows NT operating system into a VINES network. Failure of this product to achieve market acceptance could have a material adverse effect on the Company's future results of operations.

  The Company has invested significant resources to develop products and services to bring the Company's directory and messaging capabilities to Internet users. In 1996, the Company introduced Switchboard, a directory service for Internet users. The Company has limited experience in developing or selling products for the Internet and the success of the Company will depend in part on its ability to enter into strategic alliances with other

Management's Discussion and Analysis
of Financial Condition and Results of Operation
 ................................................................................

Internet providers. Any delay in developing additional or enhanced products and services for the Internet or failure of its Internet products and services to achieve market acceptance could have a material adverse effect on the Company's future results of operations.

  The markets for the Company's products are highly competitive and characterized by rapidly changing technology. There can be no assurance that current or potential competitors will not introduce products that offer performance or other features that are more attractive than those of the Company's products. Many of the Company's competitors have greater name recognition, larger installed bases and greater financial resources than the Company and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Other factors that may affect the Company's future operating results include its ability to expand its international sales, its dependence on indirect reseller channels, declines in purchases by any major reseller, and fluctuations in currency exchange rates.

  Because of the foregoing factors, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period to period in the future.

Liquidity and Capital Resources

Working capital decreased from $9.5 million at year-end 1995 to ($1.5) million at year-end 1996, primarily as a result of a restructuring charge and operating loss for the year ended December 31, 1996. At December 31, 1996, cash and cash equivalents combined with short-term and long-term marketable securities were $19.2 million, compared with $31.3 million at December 31, 1995, or a 39% decrease. Cash and cash equivalents decreased $1.8 million, resulting in a cash balance of $10.6 million at December 31, 1996. This decrease was due principally to expenditures of $8.1 million for restructuring and other charges related to the reorganization of the Company in the quarter ended December 31, 1995; $5.7 million for capital expenditures; and $3.4 million for software capitalization and licenses. These uses of cash were offset in part by $10.2 million for net proceeds from sales of marketable securities; $3.0 million from minority equity investments, restricted for Switchboard Incorporated activities; $2.2 million for proceeds from common stock; and other operating, investing and financing activities.

  In the quarter ended December 31, 1996, the Company recorded a restructuring charge of $5.5 million. The restructuring charge is expected to reduce cash flow by approximately $3.6 million, of which $0.7 million had been expended in 1996. In the quarter ended December 31, 1995, the Company recorded restructuring and other charges of $15.8 million. As of December 31, 1996, a balance of $4.9 million, including $0.9 million associated with the 1995 charge, remains on the balance sheet. Management believes that this remaining balance is adequate to cover future expenditures associated with the 1996 and 1995 restructuring and other charges.

  The Company established a $10 million line of credit that expires in May 1997. The line provides for borrowings to be made at the bank's prime rate. At December 31, 1996, the Company had no borrowings under this line of credit and was not in compliance with certain financial covenants. The Company has received a waiver for the fourth quarter of 1996 and renegotiated the terms under the existing line of credit, including borrowing base and financial covenants. The Company intends to renew its line of credit and expects the new facility to have a lower maximum borrowing amount. The Company believes that existing cash and marketable securities, combined with cash expected to be generated from operations and the available line of credit, will be sufficient to fund the Company's operations through at least 1997.

Consolidated Balance Sheets
 ................................................................................



Year Ended December 31,                                         1996        1995
 ................................................................................
(in thousands, except share amounts)
Assets
   Current assets:
     Cash and cash equivalents                               $  8,314   $ 12,398
     Restricted cash and cash equivalents (Note P)              2,299          -
     Marketable securities                                      4,139      7,729
     Accounts receivable, less allowances of
      $7,168 and $5,636                                        19,754     24,288
     Inventories                                                2,863      3,664
     Income tax receivable                                          -      6,042
     Deferred taxes, current portion                                -      6,494
     Software licenses                                          3,016      2,550
     Other current assets                                       3,368      4,240
                                                             ...................
     Total current assets                                      43,753     67,405
     Property and equipment, net                               13,565     14,596
     Marketable securities                                      4,436     11,136
     Other assets, net of accumulated amortization of
      $5,661 and $6,145                                         7,778     13,172
                                                             ...................
         Total assets                                        $ 69,532   $106,309
                                                             ___________________
Liabilities

   Current liabilities:
     Long-term debt, current portion                         $    261   $     62
     Accounts payable                                           3,633      4,443
     Accrued compensation                                       6,338      7,077
     Accrued expenses                                           7,368      8,443
     Accrued costs for restructuring and other
      charges (Note F)                                          4,908      9,007
     Income taxes payable                                         212      2,531
     Software license payable, current portion                  1,581      3,266
     Note payable                                               1,079        719
     Deferred revenue                                          19,886     22,323
                                                             ...................
         Total current liabilities                             45,266     57,871
     Commitments and contingencies (Notes H and P)
     Software license payable, non-current                        590      3,266
     Minority interests in consolidated subsidiaries            3,354        830

Shareholders' Equity
   Common stock, $.01 par value; authorized 25,000,000
      shares; issued and outstanding 18,996,882 and
      18,623,154 shares, respectively                             190        186
   Preferred stock, $.01 par value; authorized
      1,000,000 shares; none issued and
      outstanding                                                   -          -
   Additional paid-in capital                                  64,581     62,347
   (Accumulated deficit)/retained earnings                    (15,792)    11,238
   Treasury stock at cost; 1,848,000 shares                   (28,564)   (28,564)
   Foreign currency translation adjustment                        (23)      (868)
   Unrealized (loss)/gain on investments                          (70)         3
                                                             ...................
         Total shareholders' equity                            20,322     44,342
                                                             ...................
          Total liabilities and shareholders'
           equity                                            $ 69,532   $106,309
                                                             ___________________


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
 ................................................................................

Years Ended December 31,                            1996       1995       1994
 ................................................................................
(in thousands, except per share amounts)
   Revenues:
     Software                                     $ 87,281   $105,160   $118,899
     Support and training                           16,456     21,059     20,444
     Hardware                                        1,687      3,464     10,770
                                                  ..............................
       Total revenues                              105,424    129,683    150,113
   Cost of Revenues:
     Software                                       10,758     13,771     13,670
     Support and training                           13,470     13,727     11,583
     Hardware                                          574      2,064      4,406
                                                  ..............................
       Total cost of revenues                       24,802     29,562     29,659
                                                  ..............................
   Gross margin                                     80,622    100,121    120,454

   Operating Expenses:
     Sales and marketing                            60,811     80,810     64,395
     Product development                            21,875     24,502     20,507
     General and administrative                     11,521     13,208     12,405
     Restructuring and other charges (Note F)        5,500     15,802          -
     Purchased research and development                  -          -     17,606
                                                  ..............................
       Total operating expenses                     99,707    134,322    114,913
                                                  ..............................
   (Loss)/income from operations                   (19,085)   (34,201)     5,541
   Other Income (Expense):
     Gain on sale of equity investment                   -      2,036          -
     Interest income                                 1,088      1,812      1,887
     Minority interest                                 571        594          -
     Interest expense                                  (80)       (90)       (40)
     Other, net                                       (511)      (666)      (326)
                                                  ..............................
         Total other income                          1,068      3,686      1,521
                                                  ..............................
   (Loss)/income before taxes                      (18,017)   (30,515)     7,062
   Provision/(benefit) for income taxes              9,013     (9,155)     2,075
                                                  ..............................
   Net (loss)/income                              $(27,030)  $(21,360)  $  4,987
                                                  ______________________________
   Net (Loss)/Income Per Share:
     Primary                                      $  (1.59)  $  (1.27)  $   0.27
                                                  ______________________________
     Fully diluted                                $  (1.59)  $  (1.27)  $   0.27
                                                  ______________________________
   Weighted average number of common
    and common equivalent shares outstanding:
     Primary                                        16,947     16,797     18,195
                                                  ______________________________
     Fully diluted                                  16,947     16,797     18,299
                                                  ______________________________

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity
 ................................................................................


                           Three Years Ended December 31, 1996
                           .........................................................................................................

                                                                                                              Net
                                Common Stock          Treasury Stock                 (Accumulated Foreign     Unrealized    Total

                              ................     .....................  Additional Deficit)/   Currency     Gain/(Loss)   Share-
                              Number of    Par     Number of              Paid-in    Retained    Translation     on         holders'

                              Shares     Value     Shares       Cost      Capital    Earnings    Adjustment   Investments   Equity
 ....................................................................................................................................

(in thousands, except share amounts)
Balance, December 31, 1993   17,349,002   $173                  $       -   $ 52,006    $27,611      $(378)      $   -     $ 79,412
  Issuance of stock under
   stock and option plans
   including related
   tax benefits                 681,641      7                                 5,426                                          5,433

  Purchase of treasury
   stock                                           (1,000,000)    (15,878)                                                  (15,878)

  Net income                                                                              4,987                               4,987

  Change in net
   unrealized gain/(loss)
   on investments                                                                                                  (75)         (75)

                             ......................................................................................................
Balance, December 31, 1994   18,030,643    180     (1,000,000)    (15,878)    57,432     32,598        (378)       (75)      73,879

  Issuance of stock under
   stock and option plans
   including related
   tax benefits                 592,511      6                                 4,915                                          4,921

  Purchase of treasury
   stock                                             (848,000)    (12,686)                                                  (12,686)

  Net loss                                                                              (21,360)                            (21,360)

  Foreign currency
   translation adjustment                                                                              (490)                   (490)

  Change in net
   unrealized gain/(loss)
   on investments                                                                                                   78           78
                             .......................................................................................................


Balance, December 31, 1995   18,623,154    186     (1,848,000)    (28,564)    62,347     11,238        (868)         3       44,342

  Issuance of stock under
   stock and option plans
   including related
   tax benefits                 373,728      4                                 2,234                                          2,238

  Net loss                                                                              (27,030)                            (27,030)

  Foreign currency
   translation adjustment                                                                               845                     845

  Change in net
   unrealized gain/(loss)
   on investments                                                                                                  (73)         (73)


                             ......................................................................................................

Balance, December 31, 1996   18,996,882   $190     (1,848,000)   $(28,564)   $64,581   $(15,792)     $  (23)     $ (70)     $20,322
                             _______________________________________________________________________________________________________

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
 ................................................................................


Years Ended December 31,                                                                             1996         1995       1994
 ...................................................................................................................................
(in thousands)
Cash Flows from Operating Activities:
 Net (loss)/income                                                                                  $(27,030)  $(21,360)  $  4,987
 Adjustments to reconcile net (loss)/income to net
   cash (used in)/provided by operating activities:
     Depreciation and amortization                                                                     8,928      9,957      7,493
     Restructuring and other charges, noncash portion                                                  1,852      5,457          -
     Gain on sale of investments                                                                           -     (2,036)         -
     Purchased research and development charge                                                             -          -     17,606
     Deferred taxes                                                                                        -           -    (6,690)
     Increase in income taxes payable due to
       acquisition of business                                                                             -          -      2,064
     Changes in operating assets and liabilities,
     net of effect of acquisition:
       Decrease/(increase) in accounts receivable                                                      4,521      9,156     (9,554)
       (Increase)/decrease in inventories                                                               (292)      (883)       394
       Decrease/(increase) in income tax receivable                                                    6,042     (6,042)         -
       (Increase)/decrease in other current assets                                                      (576)    (1,468)       109
       (Decrease)/increase in accounts payable and
         accrued compensation and expenses                                                            (2,716)    (1,359)     2,723
       (Decrease)/increase in accrued costs for
         restructuring and other charges                                                              (5,149)     9,007          -
       Increase/(decrease) in software license
        payable, net                                                                                     964        586       (323)
       Increase/(decrease) in income taxes payable                                                       121     (1,712)       968
       Decrease/(increase) in deferred taxes                                                           9,926     (3,078)         -
       (Decrease)/increase in deferred revenue                                                        (2,448)       872      4,709
       (Decrease)/increase in other liabilities                                                         (211)       124          -
       Decrease/(increase) in other noncurrent assets                                                     68        500       (456)
                                                                                                    ..............................
 Net cash (used in)/provided by operating activities                                                  (6,000)    (2,279)    24,030
Cash Flows from Investing Activities:
 Capital expenditures                                                                                 (5,683)    (9,616)   (10,230)
  (Purchases of)/proceeds from investments in
  unconsolidated affiliates                                                                           (2,001)     2,536          -
 Minority interest equity investments                                                                  3,095      1,444          -
 Acquisition of software licenses                                                                     (1,125)    (1,314)    (1,021)
 Capitalization of software costs                                                                     (2,314)    (1,919)      (892)
 Proceeds from marketable securities, net                                                             10,217      9,675     17,611
 Acquisition of business                                                                                   -          -    (19,992)
                                                                                                    ...............................
 Net cash provided by/(used in) investing activities                                                   2,189        806    (14,524)
Cash Flows from Financing Activities:
 Proceeds from stock plan purchases, stock options
  and related tax benefits                                                                             2,238      4,921      5,433
 Repayment of principal on long-term debt                                                               (177)      (137)      (131)
 Purchase of treasury stock                                                                                -    (12,686)   (15,878)
                                                                                                    ...............................
 Net cash provided by/(used in) financing activities                                                   2,061     (7,902)   (10,576)
                                                                                                    ...............................
Effect of exchange rate changes on cash and cash equivalents                                             (35)      (460)      (241)
Net (decrease) in cash and cash equivalents                                                           (1,785)    (9,835)    (1,311)
                                                                                                    ...............................
Cash and cash equivalents at beginning of the year                                                    12,398     22,233     23,544
                                                                                                    ..............................
Cash and cash equivalents at end of the year                                                        $ 10,613   $ 12,398   $ 22,233
                                                                                                    ______________________________
Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for:
     Interest                                                                                       $     20   $     30   $     40
     Income taxes                                                                                   $    688   $  3,308   $  6,359
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
 ................................................................................
A. Nature of Business

Banyan Systems Incorporated (the "Company") develops, markets and supports enterprise networking software products that enable personal computer users to share applications, information and resources in large, complex enterprise-wide networks. The Company markets products worldwide primarily through authorized integrators, resellers and international distributors.

B. Summary of Significant Accounting Policies

Basis of Presentation
 ................................................................................

The consolidated financial statements comprise those of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current method of presentation.

Cash Equivalents and Marketable Securities
 ................................................................................

In accordance with Statement of Financial Accounting Standards No. 115 (SFAS
115), Accounting for Certain Investments in Debt and Equity Securities, the Company classifies all of its marketable debt and marketable equity securities as available for sale securities. These securities are valued at their fair value. Unrealized holding gains and losses are reported as a net amount in a separate component of stockholders' equity (see Note K).

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Those instruments with maturities between three and twelve months are considered to be short-term marketable securities, and investments with maturities of greater than one year at the date of purchase are classified as long-term marketable securities. Cash equivalents and marketable securities are carried at market, and consist primarily of U.S. government securities, corporate and municipal issues, and interest bearing deposits with major banks. These investments generally mature within 24 months.

Inventories
 ................................................................................

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment
 ................................................................................

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated asset lives:
Computers and peripherals    3 years
Equipment                  2-5 years
Furniture and fixtures       5 years

  Maintenance and repairs are charged to expense when incurred, while betterments are capitalized. Leasehold improvements are amortized over the lesser of the lease term or the life of the asset. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective amounts and any gain or loss is reflected in operations.

Software Licenses
 ................................................................................

The Company has purchased various software licenses for technology that is incorporated in the Company's products. The cost of these licenses, included in other assets, is amortized on a straight-line basis over their estimated useful lives, not to exceed three years (see Note E). Certain of these licenses require royalty payments based on future sales. Such amounts are expensed as incurred.

  The Company has entered into agreements with various third parties to develop or license products. Under the terms of these agreements, the Company is generally required to pay minimum annual royalties commencing upon first customer shipment. Such amounts are expensed as incurred. The committed royalties are included in current and noncurrent assets and liabilities.

Income Taxes
 ................................................................................

The provision for income taxes includes U.S. Federal, state and foreign income taxes, each currently payable and deferred, as determined in accordance with the provisions of SFAS 109, Accounting for Income Taxes.

  Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Notes to Consolidated Financial Statements
 ................................................................................

Revenue Recognition
 ................................................................................

Revenues from software licenses and hardware products are recognized upon shipment. Subscription, support and training revenues are recognized as the services are performed or ratably over the contract period. Reserves for sales returns and allowances are recorded in the same period as the related revenues.

Product Development
 ................................................................................

Expenditures for research and development are charged to operations as incurred.

Foreign Currency Translation
 ................................................................................

The Company's subsidiaries generally use the U.S. dollar as the functional currency, and transaction gains and losses are included in other income and expenses in the statement of operations and are immaterial for all periods presented. The Company's foreign subsidiaries, Banyan Systems (U.K.) Limited and Nihon Banyan Systems Kabushiki Kaisha (NBSKK), use the local currency as functional currency. Assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average rates of exchange prevailing during the period. Adjustments resulting from translation are recorded as a separate component of shareholders' equity.

Minority Interests
 ................................................................................

Minority interests in consolidated subsidiaries represent minority shareholders' proportionate shares of the equities in the Company's subsidiaries, NBSKK and Switchboard Incorporated. At December 31, 1996, the Company owned 67% of the capital stock of NBSKK and 92.5% of the capital stock of Switchboard Incorporated (see Note P).

Risks and Uncertainties
 ................................................................................

The Company invests its cash and cash equivalents primarily in deposits and money market funds with a single commercial bank. The Company has not experienced any losses to date on its invested cash.

  The Company sells its products principally through a direct sales force and a limited number of resellers domestically and through distributors outside of the United States to customers in a broad range of industries. The Company performs ongoing credit evaluations of its customers but does not require collateral or other security to support customer receivables. The Company maintains reserves for credit losses and such losses have been within management's expectations.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income/(Loss) Per Share
 ................................................................................

Income per share data is computed using the weighted average number of shares of common stock outstanding and dilutive common stock equivalents from the exercise of stock options and warrants (using the treasury stock method). In loss periods, common equivalents are excluded as the effect is anti-dilutive.

C. Inventories

Inventories consist of the following at:

December 31,         1996    1995
 .................................
(in thousands)
Purchased parts    $  989  $1,250
Work in process       313     740
Finished goods      1,561   1,674
                   ..............
                   $2,863  $3,664
                   ______________

D. Property and Equipment

Property and equipment consists of the following at:

December 31,                                                                                               1996       1995
 ...........................................................................................................................
(in thousands)
Computer and peripherals                                                                                 $ 24,885   $ 20,709
Equipment                                                                                                  11,434      9,959
Furniture and fixtures                                                                                      4,645      4,639
Leasehold improvements                                                                                      4,655      4,585
                                                                                                         ...................
Total cost                                                                                               $ 45,619   $ 39,892
Accumulated depreciation and amortization                                                                 (32,054)   (25,296)
                                                                                                         ....................
                                                                                                         $ 13,565    $ 14,596
                                                                                                         ____________________

Depreciation expense for 1996, 1995 and 1994 was $7,022,000, $8,274,000 and
 $5,846,000, respectively.

E. Other Assets

Other assets consist of the following at:


December 31,                                                                                                 1996       1995
 .............................................................................................................................
(in thousands)
Capitalized software costs                                                                               $  2,685   $  2,167
Investment in unconsolidated affiliate                                                                      2,001          -
Software licenses                                                                                           2,690      4,997
Deferred income taxes                                                                                           -      5,872
Other                                                                                                         402        136
                                                                                                         ...................
                                                                                                         $  7,778   $ 13,172
                                                                                                         ___________________

  In accordance with the provisions of SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, certain software costs are capitalized after technological feasibility has been established. Amortization of the capitalized software costs is recognized over the economic useful lives of the software products, generally three years, and is charged to cost of revenues. During 1996, 1995 and 1994, the Company capitalized $2,314,000, $1,919,000 and $892,000 of software costs, respectively.
Amortization expense for capitalized software costs was $1,796,000, $1,683,000, and $902,000 for 1996, 1995 and 1994, respectively.

F. Restructuring and Other Charges

On November 7, 1996, the Company announced a reorganization of its operations to return to a functional, rather than divisional, operating structure. As a result of the reorganization, the Company recorded a pre-tax restructuring charge of approximately $5,500,000 in the fourth quarter ended December 31, 1996. The reorganization charge was composed primarily of $1,400,000 for the closure or consolidation of leased facilities, $3,200,000 for severance and related costs, and $900,000 for idle assets related to the restructuring. The restructuring charge will provide for facility consolidations, severance costs related to the reduction of approximately 15% of the Company's workforce and other related costs.

  At December 31, 1996, the Company's cash expenditures related to employee separation and other costs associated with the restructuring charge were approximately $700,000. The remaining reserve balance of approximately $4,000,000 is adequate to cover currently planned restructuring and other actions. During 1996, the restructuring action resulted in approximately 70 employee separations. During the first quarter of 1997, 15 employee separations will occur to complete the planned severance. The restructuring and other charges are expected to reduce cash flow by approximately $3,642,000 in 1997 while providing an expected annual cash flow benefit beginning in 1997.

Notes to Consolidated Financial Statements
 ................................................................................

  In 1995, the Company recorded total restructuring and other charges of $15,802,000, the components of which are described below:

  In 1995, the Company reorganized its operations into a divisional structure and, as a result, recorded pre-tax restructuring charges of $7,849,000 in the quarter ended December 31, 1995. These charges were composed primarily of $2,032,000 for closure or consolidation of leased facilities, $2,969,000 for severance and related costs, and $2,848,000 for idle assets related to the restructuring. Through the end of 1996, restructuring action resulted in 96 employee separations, which completed the planned severance. At December 31, 1996, an accrual balance of $900,000 remained on the Company's balance sheet related to the closure or consolidation of leased facilities.

  As part of the reorganization, the Company also implemented a consolidation of distribution activities and a simplification of product configurations, packaging and related asset write-offs, which led to a pre-tax charge of approximately $7,953,000 in the quarter ended December 31, 1995. These other charges were composed primarily of $5,495,000 for costs associated with eliminating certain channel partners and $2,458,000 for write-offs of intangible assets and inventory with no future value as a result of the reorganization. These activities were completed at December 31, 1996.

G. Line of Credit

In May 1996, the Company renewed and extended a $10,000,000 line of credit with a commercial bank. There were no borrowings under this agreement in 1996. This agreement expires in May 1997. Outstanding borrowings drawn under this line are restricted to the lesser of (a) 80% of the Company's eligible accounts receivable, or (b) $10,000,000. At December 31, 1996, the Company was not in compliance with certain covenants of this line of credit. The Company has received a waiver for the fourth quarter of 1996 and renegotiated the terms under the existing line of credit, including borrowing base, 30% of eligible accounts receivable, and financial covenants. The Company intends to renew its line of credit and expects the new facility to have a lower maximum borrowing amount.

H. Commitments and Contingencies

The Company leases its facilities and certain equipment under non-cancelable lease agreements which expire at various dates through March 2014. Rental expense under these leases totaled $4,872,000, $4,986,000 and $3,648,000 in 1996, 1995 and 1994, respectively. Under these agreements, the Company is obligated to pay for utilities, taxes, insurance and maintenance.

  At December 31, 1996, future minimum lease payments under operating leases with initial terms exceeding one year are as follows:

(in thousands)
 ..............................................
1997                                   $ 4,817
1998                                     2,996
1999                                     1,766
2000                                     1,282
2001                                       863
Thereafter                               5,295
                                       .......
Total future minimum lease payments    $17,019
                                       _______

I. Income Taxes


The components of the (benefit)/provision for income taxes are as follows:

Years Ended December 31,      1996      1995      1994
 ......................................................
(in thousands)
Currently payable:
     U.S. Federal           $(1,598)  $(5,723)  $ 7,320
     State                        -      (319)    1,123
     Foreign                    974       (35)      480
                            ...........................
                               (624)   (6,077)    8,923
Deferred:
     U.S. Federal             9,637    (2,335)   (6,848)
     State                        -      (743)        -
                            ...........................
                            $ 9,013   $(9,155)  $ 2,075
                            ___________________________

As required by SFAS 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company's recent results of operations and concluded, in accordance with the applicable accounting standards, that it is more likely than not that the deferred tax assets will not be realizable. Accordingly, deferred tax assets as of December 31, 1996 have been fully reserved. Management reevaluates the positive and negative evidence on a quarterly basis. Temporary differences which give rise to deferred tax assets and liabilities for the years ended December 31, 1996 and 1995 are as follows:

                                                Deferred       Deferred
1996                                           Tax Assets   Tax Liabilities
 ............................................................................
(in thousands)
Net operating loss and other carryforwards       $  6,322           $      -
Purchased research and development                  5,426                  -
Depreciation and amortization                         967                  -
Capitalized software                                2,223             (3,395)
Benefit plans                                         277                  -
Bad debt allowances                                   718                  -
Other                                               1,807                  -
                                                 ...........................
                                                   17,740             (3,395)
Valuation allowance                               (17,740)             3,395
                                                 ...........................
                                                 $      -           $      -
                                                 ___________________________



                                                Deferred       Deferred
1995                                           Tax Assets   Tax Liabilities
 ............................................................................
(in thousands)
Net operating loss and other carryforwards       $  4,690           $     -
Depreciation and amortization                         997                 -
Capitalized software                                1,008            (1,572)
Benefit plans                                         245                 -
Bad debt allowances                                   778                 -
Purchased research and development                  5,872                 -
Other                                               1,141                 -
                                                 ...........................
                                                   14,731            (1,572)
Valuation allowance                                  (793)                -
                                                 ............................
                                                 $ 13,938           $(1,572)
                                                 ____________________________

Notes to Consolidated Financial Statements
 ................................................................................

A reconciliation of the statutory U.S. Federal income tax rate and the effective tax rate is as follows:


Years Ended December 31,                            1996     1995    1994
Statutory rate                                      (35.0)%  (35.0)%  35.0%
State income taxes, net of U.S. Federal benefit         -     (1.0)    3.0
Foreign operation                                     5.4      4.0       _
Valuation allowance                                  79.6        _       _
Research and development credits                        -     (1.5)   (1.5)
Foreign losses not benefitted                           -      2.6       _
Other                                                   -      0.9    (1.0)
                                                    .......................
Effective tax rate before purchased research
  and development                                    50.0    (30.0)   35.5
Impact of purchased research and development            -        -    (6.1)
                                                    .......................
Effective tax rate after in-process research
  and development write-off                          50.0%   (30.0)%  29.4%
                                                    _______________________

J. Preferred Stock

In July 1992, the shareholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. At December 31, 1996, there were no shares issued or outstanding and the Company has no present plans to issue any shares of preferred stock.

K. Realized and Unrealized Gains and Losses on Marketable Securities

Unrealized holding gains and losses at December 31, 1996 were as follows:

                                                                                                          Gross      Gross
                                                                                                     Unrealized Unrealized
                                                                             Aggregate   Amortized      Holding    Holding
Security Type                                                                Fair Value     Cost          Gains     Losses
 ...........................................................................................................................
(in thousands)
Maturing within one year:
     U.S. Treasury Notes                                                        $ 2,981     $ 3,011  $     -        $30
     Tax free municipal bond                                                      1,158       1,158        -          -
                                                                                ........................................
                                                                                  4,139       4,169        -         30
Maturing after one year through five years:
     U. S. Treasury Notes                                                         4,296       4,336        -         40
     Certificate of deposit                                                         140         140        -          -
                                                                                .......................................
                                                                                  4,436       4,476        -         40
                                                                                .......................................
     Totals                                                                     $ 8,575     $ 8,645  $     -        $70
                                                                                _______________________________________
Unrealized holding gains and losses at December 31, 1995 were as follows:
                                                                                                        Gross       Gross
                                                                                                   Unrealized  Unrealized
                                                                             Aggregate   Amortized    Holding     Holding
Security Type                                                                Fair Value  Cost           Gains      Losses
 .........................................................................................................................
(in thousands)
Maturing within one year:
     Tax-free municipal bonds                                                   $ 7,729     $ 7,727      $ 2      $   -
                                                                                ........................................
                                                                                  7,729       7,727        2          -
Maturing after one year through five years:
     Tax-free municipal bonds                                                    11,136      11,135        1          -
                                                                                ........................................
                                                                                 11,136      11,135        1          -
                                                                                ........................................
     Totals                                                                     $18,865     $18,862      $ 3      $   -
                                                                                ________________________________________


Realized gains/(losses) were $47,000, $9,000 and $(46,000) for the years ended December 31, 1996, 1995 and 1994, respectively.

L. Stock Option Plans

Under the Company's 1984 stock option plans, the Company may grant incentive and non-qualified stock options to purchase up to an aggregate of 5,113,841 shares of common stock, of which 422,403 options were outstanding at December 31, 1996. In June 1992, the Board of Directors voted that no further options be granted under the 1984 stock option plans. Generally, options outstanding are immediately exercisable and ownership rights in the underlying shares vest ratably over a four-year period and expire ten years from the date of grant.

  Under the Company's 1992 Stock Incentive Plan, the Company may grant incentive stock options and non-statutory options for the purchase of an aggregate of 2,700,000 shares of common stock to employees or consultants. In 1996, the Company granted incentive stock options and non-statutory stock options to purchase 964,689 shares of common stock. At December 31, 1996, 2,145,122 options were outstanding. The plan provides that incentive stock options may not be granted at less than the fair market value of the Company's common stock at the grant date, and options generally vest ratably over a four-year period and expire ten years from the date of grant.

  Under the Company's 1992 Director Stock Option Plan (the "1992 Director Plan"), the Company may grant non-statutory stock options for the purchase of up to an aggregate of 100,000 shares of common stock to directors of the Company who are not officers or employees of the Company or any subsidiary of the Company. Under the terms of the 1992 Director Plan, initial options shall be granted to each eligible director upon his or her initial election as a director that cover 15,000 shares of common stock and annual options shall be granted on the date of each Annual Meeting of Shareholders of the Company that cover 3,000 shares of common stock. The Plan provides that options shall be granted at the fair market value of the Company's common stock at the grant date. Annual options generally vest twelve months after the date and initial options vest ratably over a four-year period. At December 31, 1996, 63,000 options had been granted under the 1992 Director Plan.

  Under the Company's 1995 Employee Stock Purchase Plan, 450,000 shares of common stock are available to all full-time employees through semi-annual offerings. At December 31, 1996, 262,519 shares of common stock have been purchased.

  In October 1995, the Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 is effective for periods beginning after December 15, 1995, and requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1996. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1996 and 1995 would have been reduced to the pro forma amounts indicated below:

                                                   1996                  1995
                                            .........................................
                                               As         Pro        As         Pro
                                            Reported     Forma    Reported     Forma
 .....................................................................................
(in thousands, except per share amounts)
Net (loss)                                  $(27,030)  $(30,562)  $(21,360)  $(23,053)
Net (loss) per share                        $  (1.59)  $  (1.80)  $  (1.27)  $  (1.37)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0% and 0%; expected volatility of 62% and 62%; risk-free interest rates of 6.4% and 6.0%; and expected lives of 5.5 and 5.0 years. The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated. SFAS 123 does not apply to awards prior to 1995.

Notes to Consolidated Financial Statements
 ................................................................................

A summary of the status of the Company's Plan as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below.


                                                         1996                      1995                           1994
                                               ....................................................................................
                                                             Weighted                       Weighted                        Weighted
                                                             Average                        Average                         Average
                                                             Exercise                       Exercise                        Exercise
                                               Shares        Price          Shares          Price             Shares        Price
 ...................................................................................................................................
(in thousands, except exercise price data)
Outstanding at beginning of year                2,537          $ 8.34          2,497        $ 7.04            2,360        $ 5.76
Granted                                         1,080            6.32          1,081         12.34              983          8.54
Exercised                                        (111)           4.16           (458)         4.59             (552)         4.33
Cancelled                                        (875)           9.30           (583)        13.09             (294)         6.97
                                               ...................................................................................
Outstanding at end of year                      2,631          $ 7.02          2,537        $ 8.34            2,497        $ 7.04
                                               ___________________________________________________________________________________
Options exercisable at year-end                 1,154          $ 7.06
                                               ______________________
Weighted-average fair value of
  options granted during the year                              $ 3.93                       $ 5.80



The following table summarizes information about the Plan's stock options at December
 31, 1996:


                                                                   Options Outstanding           Options Exercisable
                                                        ............................................................................

                                                        Number            Weighted        Weighted     Number           Weighted
                                                        Outstanding at    Average         Average      Exercisable at   Average
                                                        December 31,      Remaining       Exercise     December 31,     Exercise
Range of Exercise Price                                 1996           Contractual Life   Price        1996              Price
 ....................................................................................................................................

(in thousands, except weighted average exercise data)
     $1.15   -   $ 3.99                                   354            7.7 years          $ 3.21           99           $ 1.83
     $4.00   -   $ 6.99                                   814            8.0 years          $ 6.04          251           $ 4.24
     $7.00   -   $10.00                                 1,282            8.1 years          $ 7.58          668           $ 7.35
     $10.01  -   $17.38                                   181            7.6 years          $14.86          136           $14.62
                                                       ..........................................................................
                                                        2,631                                             1,154
                                                       __________________________________________________________________________

M. Employee Benefit Plan

In 1989, the Company established a savings and profit sharing plan covering substantially all U.S. employees. The plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Effective January 1, 1994, the Company elected to match an employee's elective deferrals to the plan based upon a prescribed formula. The maximum matching contribution was 2% of an employee's annual compensation. Vesting is over a four-year period and begins on the date of hire. The Company contributed $549,000, $620,000 and $627,000 in 1996, 1995 and 1994, respectively.

N. Segment Information

The Company is engaged in one industry segment: the development, marketing and support of directory enabled enterprise networking software and related hardware products and services. The Company distributes its products worldwide and revenue can be grouped into geographic areas as follows:

Years Ended December 31,                   1996      1995      1994
 ....................................................................
(in thousands)
Revenues from unaffiliated customers:
     North America
     United States                       $ 69,746  $ 89,116  $106,610
     Canada                                10,116    10,875    14,455
                                         ............................
                                           79,862    99,991   121,065
     International
     Europe                                17,757    20,833    23,932
     Other                                  7,805     8,859     5,116
                                         ............................
                                           25,562    29,692    29,048
                                         ............................
Total revenues                           $105,424  $129,683  $150,113
                                         ____________________________

  One customer accounted for approximately 11% of total revenues for 1996. One customer accounted for approximately 16% of total revenues in 1995. Three customers individually accounted for approximately 13%, 12% and 11% of total revenues in 1994. The customers who have been included in these percentages vary from year to year.

O. Business Combination

On February 28, 1994, the Company acquired Beyond Incorporated, a leading provider of electronic mail-enabled enterprise software applications. The Company acquired all the outstanding stock of Beyond for $17,500,000 and assumed certain liabilities. The transaction was accounted for as a purchase. The purchase price, which included liabilities assumed and a $500,000 equity investment made in the first quarter of 1993, was approximately $20,492,000. The purchase price was first allocated to tangible assets based on their fair market values ($836,000) and to purchased software ($2,050,000) for software that had reached technological feasibility, which is being amortized over three years.
At December 31, 1996 and 1995, the Company has accumulated amortization of $1,936,000 and $1,253,000, respectively, for the purchased software. The remaining purchase price was allocated to purchased research and development for software which has not reached technological feasibility or has no alternative future use. A charge for purchased research and development of $17,606,000 was recorded upon the closing of the acquisition. The related tax benefit of this acquisition was $6,690,000 and the net after-tax charge was $10,916,000.

P. Minority Interests

In 1995, the Company entered into an agreement with Marubeni Corporation to sell a minority interest in the Company's Japanese subsidiary, NBSKK. Subsequently, in 1995, the Company and Marubeni Corporation entered into an agreement with NTT Technology Corporation to sell a minority interest in NBSKK. Pursuant to these agreements, the Japanese companies hold a 33 percent equity interest in NBSKK. All assets, liabilities, revenues and expenses of NBSKK are included in the consolidated financial statements for the years ended December 31, 1996 and 1995. The minority interest in the net loss of NBSKK is deducted from net income. For the year ended December 31, 1996, revenue and expenses for NBSKK were approximately $1,321,000 and $3,328,000, respectively. For the year ended December 31, 1995, revenue and expenses for NBSKK were approximately $1,408,000 and $2,944,000, respectively. The Japanese companies' minority interest in NBSKK's assets and liabilities is shown net in the consolidated balanced sheet. At December 31, 1996, assets and liabilities for NBSKK were approximately $2,567,000 and $2,233,000, respectively. At December 31, 1995, assets and liabilities were approximately $3,572,000 and $2,046,000, respectively.

   In 1996, the Company entered into an agreement with America Online(R) (AOL) and Digital City(TM) Incorporated (DCI) to sell minority interests in the Company's subsidiary, Switchboard Incorporated, to AOL and DCI. Pursuant to this agreement, AOL and DCI invested a total of $3,000,000 in Switchboard Incorporated and hold a combined equity interest of 7.5%. At December 31, 1996, $2,299,000 in cash and cash equivalents in the consolidated balance sheet are restricted for use in funding Switchboard activities. AOL and DCI's minority interest in the net loss of Switchboard is deducted from net income. For the year ended December 31, 1996, revenue and expenses were approximately $170,000 and $1,479,000, respectively. AOL and DCI's minority interest in Switchboard's assets and liabilities is shown net in the consolidated balance sheet. At December 31, 1996, assets and liabilities for Switchboard Incorporated were approximately $3,792,000 and $871,000, respectively.

Report of Independent Accountants
 ................................................................................

To the Board of Directors and Shareholders of Banyan Systems Incorporated:
 ................................................................................

We have audited the accompanying consolidated balance sheets of Banyan Systems Incorporated as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banyan Systems Incorporated as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                        Coopers & Lybrand L.L.P.


Boston, Massachusetts
January 31, 1997

Supplementary Data
 ................................................................................


Selected Financial Data



Years Ended December 31,                        1996       1995       1994       1993      1992
 ................................................................................................
(in thousands, except per share amounts)
Statement of operations data:
   Revenues:
     Software                               $ 87,281   $105,160   $118,899   $ 94,231  $ 75,513
     Support and training                     16,456     21,059     20,444     18,559    14,728
     Hardware                                  1,687      3,464     10,770     14,980    23,252
                                            ...................................................
       Total revenues                        105,424    129,683    150,113    127,770   113,493
    (Loss)/income from operations            (19,085)   (34,201)     5,541     19,630    13,048
    Net (loss)/income                        (27,030)   (21,360)     4,987     12,962     8,234
    Net (loss)/income per share             $  (1.59)  $  (1.27)  $   0.27   $   0.70     $0.50
Balance sheet data:
    Working capital                         $ (1,513)  $  9,534   $ 30,602   $ 50,477  $ 47,292
    Total assets                              69,532    106,309    124,960    121,984    85,133
    Long-term obligations,
     less current maturities                       -          -         61          -        24
       Total shareholders' equity             20,322     44,342     73,879     79,412    58,778



1996 Quarter Ended                          Dec. 31    Sept. 30   June 30    March 31
 .....................................................................................
(in thousands, except per share amounts)
   Revenues:
     Software                               $ 12,688   $ 23,917   $ 25,745   $ 24,931
     Support and training                      4,297      3,795      3,895      4,469
     Hardware                                    177        417        561        532
                                            .........................................
       Total revenues                         17,162     28,129     30,201     29,932
     (Loss)/income from operations(1)        (18,127)    (1,442)       135        349
   Net (loss)/income(2)                      (26,802)      (783)       186        369
   Net (loss)/income per share              $  (1.56)  $  (0.05)  $   0.01   $   0.02
    Stock prices:(3)
     High                                   $   6.16   $   7.56   $  10.44   $  11.25
     Low                                    $   3.63   $   5.13   $   6.50   $   7.38

1995 Quarter Ended                          Dec. 31    Sept. 30   June 30    March 31
 .....................................................................................
(in thousands, except per share amounts)

   Revenues:
     Software                               $ 22,149   $ 24,990   $ 24,342   $ 33,679
     Support and training                      5,287      5,244      5,210      5,318
     Hardware                                    541        969        602      1,352
                                            .........................................
       Total revenues                         27,977     31,203     30,154     40,349
   (Loss)/income from operations(4)          (26,225)    (7,370)    (5,653)     5,047
   Net (loss)/income(4)                      (17,308)    (4,317)    (3,292)     3,557
   Net (loss)/income per share              $  (1.03)  $  (0.26)  $  (0.20)  $   0.20
    Stock prices:(3)
     High                                   $  12.75   $  14.00   $  18.38   $  19.13
     Low                                    $   6.87   $  10.00   $  12.50   $  15.00

1. In the fourth quarter of 1996, the Company took a one-time charge of $5,500 related to restructuring the Company.

2. In the fourth quarter of 1996, the Company wrote off deferred tax assets of $8,038.

3. The Company's common stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "BNYN". The common stock prices are based on the Nasdaq National Market daily closing stock price.

4. In the quarter ended December 31, 1995, the Company took a one-time charge of $15,802, resulting in an after-tax charge of $11,061 related to the restructuring and other charges incurred by the Company.

  The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company intends to retain any future earnings for its business and does not expect to pay dividends for the foreseeable future. In addition, the Company's current line of credit prohibits the payment of cash dividends.

  On December 31, 1996, the Company had 9,512 shareholders of record.