Form 10-K, Exhibit 13
period 1997-12-31
BANYAN SYSTEMS INC
filed 1998-03-31
CIK 888711

------------------
1997 Annual Report
------------------

Exhibit 13

--------------------------------------------------------------------------------
 DISCUSSION and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview
--------

Banyan designs, develops and markets standards-based networking directory and messaging products that help people to communicate across enterprise networks, intranets and the Internet. Since 1985, the Company has been a pioneer in the computer networking field, and currently offers a wide range of software products and professional services. The Company's primary software products include StreetTalk for Windows NT,(R) VINES,(R) Intelligent Messaging,(TM) BeyondMail(R) and several intranet solutions. In addition, the Company delivers professional services including technical support, education and consulting, including network performance, integration and Year 2000 compliance services. The Company's majority-owned subsidiary, Switchboard Incorporated, hosts the Internet's leading people-to-people and business directory services aimed at generating advertising revenues from major domestic corporations. In January 1998, Switchboard was rated by Media Metrix, the PC Meter Company, as the Internet's tenth most frequently visited web site.

During 1997, Banyan broadened its networking software solutions through the delivery of several enhanced product offerings and several new intranet products. In the second quarter of 1997, the Company enhanced its platform support for its directory and messaging services by delivering StreetTalk for Windows NT 7.5 and Intelligent Messaging for Windows NT 7.5. Additionally, in the second quarter of 1997, the Company introduced Banyan Intranet Connect, the first of the Company's new intranet product initiatives, intranet server software that provides a flexible and cost-effective way to access network files, printers and e-mail, using a standard web browser. In the third quarter of 1997, the Company announced the availability of BeyondMail 3.0 for Intelligent Messaging which provides enhanced mobile support and extends rules-based capabilities. In the fourth quarter of 1997, the Company delivered Banyan Intranet Protect, a web server software solution that enables organizations to protect and share intranet information securely over their enterprise networks. Additionally, in the fourth quarter of 1997, the Company introduced the next major revision of its VINES networking software, VINES 8.0, which provides corporate networks with increased scalability, ease of management and lower cost of ownership.

Although Banyan made progress in expanding its network solutions and further establishing its Internet products identity with the introduction of its intranet suite of products and expansion of its Switchboard business, the Company's operating results for 1996 and 1997 were negatively impacted by a number of factors, including delays in delivery of several products, as well as translated versions of these products, the introduction of new competitive product offerings by other vendors, and an effort by the Company to reduce its worldwide channel inventories. To address these factors, the Company restructured its operations in the quarter ended December 31, 1996 and implemented a further reorganization in the quarter ended June 30, 1997, following the hiring of a new chief executive officer in February 1997. The 1997 reorganization, which was intended to stabilize and rejuvenate the business, and ultimately achieve sustainable, long-term profitable growth, resulted in a 22% reduction of its work force, and consolidated facilities and product lines in order to balance expenses with expected revenues. After incurring net losses in the first half of 1997, the Company reported net income in the second half of 1997.

Revenues
--------------------------------------------------------------------------------
Total revenues for 1997 decreased 29% to $74.3 million, compared with $105.4 million in 1996 and $129.7 million in 1995. The decrease in 1997 was primarily due to lower software revenues. The decrease in 1996 was primarily due to lower software revenues as well as declines in services revenues. The Company's software revenues for 1997 decreased 34% to $57.8 million, compared with $87.3 million in 1996 and $105.2 million in 1995. The decline in software revenues in 1997 was primarily due to lower sales of the Company's VINES and messaging products, as a result of competitive product offerings as well as delays in the delivery of new versions of BeyondMail IM. In addition, the decline in software revenues in 1997 was attributable to a decline in third-party products as a result of the Company's focus on its core product set as part of its restructuring and other activities in the quarter ended June 30, 1997. The decline in software revenues in 1996 was attributable primarily to lower revenues from the Company's VINES offerings and messaging products due to delays in the delivery of extensions, and new and translated versions of VINES and BeyondMail, as well as reduced shipments to reseller and other distribution partners in an effort to reduce worldwide inventories by approximately $15.0 million in 1996. The Company's services revenues for 1997 decreased 4% to $15.8 million, compared with $16.5 million in 1996 and $21.1 million in 1995. The decrease in services revenues in 1997 was attributable to lower revenues from education services. The decrease was offset in part by increases in revenues from consulting services delivered by the Company, particularly in the second half of 1997. The decline in services revenues in 1996 was primarily attributable to lower revenues from education services and end-user support contracts. Hardware revenues declined 59% in 1997 to $0.7 million, compared with $1.7 million in 1996 and $3.5 million in 1995, due to the phase-out of the Company's hardware business.

North American revenues for 1997 decreased 34% to $53.0 million, compared with $79.9 million in 1996 and $100.0 million in 1995. The decreases in 1997 and 1996 were attributable primarily to lower revenues from the Company's VINES and messaging products as well as reduced shipments to third-party distribution partners in an effort to reduce channel inventories. International revenues for 1997 decreased 17% to $21.3 million, compared with $25.6 million in 1996 and $29.7 million in 1995. The decrease in 1997 was due to lower revenues in Asia Pacific/Japan primarily due to channel inventory reduction efforts, particularly in Japan, and delayed purchasing decisions in Southeast Asia due to economic uncertainty in the region as a result of financial market instability in the fourth quarter of 1997. The decrease in 1996 was primarily due to lower revenues in Europe particularly related to sales of VINES products.

Gross Margins
--------------------------------------------------------------------------------
Gross margins for software in 1997 were 88.5%, or $51.2 million, compared with 87.7%, or $76.5 million, in 1996 and 86.9%, or $91.4 million, in 1995. The increase in gross margin percentage in 1997 was primarily due to a lower proportion of product revenues from sales of lower-margin, third-party products as a result of the Company's focus on its core product set, as well as cost reduction efforts. The decreases in gross margin dollars in 1997 and 1996 were due to the decline in software revenues. The increase in gross margin percentage in 1996 compared with 1995 was primarily due to lower manufacturing costs as a result of the Company's restructuring in the quarter ended December 31, 1995, which reduced staffing and related facility costs. Cost of software revenues consist of product media, documentation, manufacturing costs and amortization of capitalized software.

Gross margins for services in 1997 were 32.0%, or $5.1 million, compared with 18.1%, or $3.0 million, in 1996 and 34.8%, or $7.3 million, in 1995. The increases in gross margin percentages and dollars in 1997 were primarily due to lower personnel costs as a result of the reduction in force as part of the Company's reorganizations in the quarters ended December 31, 1996 and June 30, 1997 and the growth in the Company's consulting revenues. The decreases in gross margin percentages and dollars in 1996 were primarily due to lower revenues from education classes and end-user support contracts. Cost of services revenues consists primarily of customer support costs, including Technical Response Centers, consulting staff and tools, third-party field service costs, costs of training materials and staff.

Operating Expenses
--------------------------------------------------------------------------------
Sales and marketing expenses decreased 34% to $40.2 million in 1997, compared with $60.8 million in 1996 and $80.8 million in 1995. The decrease in 1997 was primarily due to lower sales and marketing staffing and personnel costs as a result of the reduction in work force as part of the Company's reorganization efforts in the quarters ended December 31, 1996 and June 30, 1997, as well as a redeployment of staff into the Company's expanding consulting activities. In addition, variable sales costs, including commissions, decreased due to lower revenues in 1997. The decrease in 1996 was primarily due to lower sales staffing and facility costs as a result of the reduction in force as part of the Company's reorganization in the quarter ended December 31, 1995. Sales and marketing expenses as a percentage of revenues were 54%, 58% and 62% for 1997, 1996 and 1995, respectively.

Product development expenses decreased 27% to $15.9 million in 1997, compared with $21.9 million in 1996 and $24.5 million in 1995. The decrease in 1997 was primarily due to lower staffing and a focus on the Company's core product set as a result of the Company's reorganization efforts in the quarters ended December 31, 1996 and June 30, 1997. The decrease in 1996 was primarily due to a reduction in staffing as a result of the Company's reorganization in the quarter ended December 31, 1995. The Company continues to focus its product development resources on enhancing its existing product offerings. The Company has also increased its investment in Internet-related product initiatives, including remote access network capabilities, security protection capabilities, and Switchboard Incorporated technology and services. Additionally, the Company is also employing resources to ensure its product offerings will be year 2000 compliant. It is the Company's intention to modify and test all of its offerings for year 2000 compliance by the end of 1998. During 1997, 1996 and 1995, the Company capitalized $0.5 million, $2.3 million and $1.9 million of software costs, which represented 3%, 10% and 7% of total product development expenditures for the respective years. The decrease in the Company's capitalized software costs in 1997 related primarily to the reduction in cost of delivering current year product offerings. The increase in the Company's capitalized software costs in 1996 related primarily to VINES 7.0 and Windows NT-based products and localization of its product offerings. Product development expenses as a percentage of revenues were 21%, 21% and 19% for 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

General and administrative expenses decreased 21% to $9.1 million in 1997, compared with $11.5 million in 1996 and $13.2 million in 1995. The decrease in 1997 was primarily due to lower administrative and personnel costs as a result of the reduction in staffing as part of the Company's reorganization efforts in the quarters ended December 31, 1996 and June 30, 1997. The decrease in 1996 was primarily due to lower administrative and personnel costs as a result of the reduction in force as part of the Company's reorganization in the quarter ended December 31, 1995. General and administrative expenses as a percentage of revenues were 12%, 11% and 10% for 1997, 1996 and 1995, respectively.

In 1997, the Company recorded net pre-tax restructuring and other charges of $8.0 million composed primarily of $1.4 million for severance costs related to the reduction of approximately 22% of the Company's work force, $1.7 million for the write-off of idle assets related to the restructuring, and $4.9 million for costs related to facility and product line consolidation. As of December 31, 1997, the 1997 restructuring resulted in 78 employee separations. The actions were substantially completed in 1997.

In 1996, the Company recorded a pre-tax restructuring charge of $5.5 million composed of $1.4 million for closure or consolidation of leased facilities, $3.2 million for severance and related costs and $0.9 million for the write-off of idle assets related to the restructuring. During 1996, the restructuring action resulted in 70 employee separations. The actions related to this restructuring were substantially completed in 1997.

In 1995, the Company recorded total restructuring and other charges of $15.8 million in connection with the reorganization of its operations into a divisional structure, a consolidation of distribution activities and a simplification of product configurations. The Company recorded pre-tax restructuring charges of $7.8 million related to the reorganization and other charges of $8.0 million related to the consolidation of distribution activities and the simplification of product configurations. During 1995, the restructuring action resulted in 81 employee separations. Substantially all remaining actions, which primarily included the elimination of certain channel partners, closure or consolidation of leased facilities and 15 employee separations, were completed in 1996.

Other Income/(Expense)
--------------------------------------------------------------------------------
Other income/(expense) decreased to $(0.1) million in 1997 compared with $1.1 million in 1996 and $3.7 million in 1995. The decrease in 1997 was due primarily to foreign exchange losses related to weakened local currencies in Asia Pacific/Japan subsidiaries and lower levels of available funds invested in marketable securities. The decrease in 1996 was due to lower levels of available funds invested in marketable securities and the inclusion of a $2.0 million, one-time gain on the sale of an unconsolidated affiliate in 1995.

Income Taxes
--------------------------------------------------------------------------------
No tax provision, other than that required for foreign income and foreign withholding taxes, was recorded for 1997 due to the Company's net operating loss. Losses were not benefited in 1997. The effective tax provision for 1997 was 1.5% compared with a provision of 50% in 1996 and a benefit of 30% in 1995. The effective tax rate for 1996 was principally affected by the establishment of a valuation allowance for previously recorded deferred tax assets of $8.0 million based upon management's assessment of future realizability. Additionally, losses were not benefited in 1996 and certain foreign taxes were included in the tax provision. The effective tax rate for 1995 principally reflects the benefit of the Company's net operating losses offset in part by foreign losses which could not be benefited. Management has considered recent results of operations and concluded that it is more likely than not that the deferred tax assets will not be realizable.

Other Matters
--------------------------------------------------------------------------------
During the fourth quarter of 1997, the Company was in discussions with The Nasdaq Stock Market, Inc. ("NSM") concerning the continued listing of the Company's common stock on the Nasdaq National Market ("NNM"). As a condition to continued listing, NSM required that the Company achieve a specified minimum level of net tangible assets. On February 2, 1998, the Company announced that it was officially informed by NSM that the Company was in compliance with NSM's continued listing requirements to remain on the NNM.

In June 1997, Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income," was issued which requires businesses to disclose comprehensive income and its components in general purpose financial statements, with reclassification of prior period financial statements. SFAS 130 is effective for fiscal periods beginning after December 15, 1997 and its adoption is not expected to have a material impact on the Company's disclosures.

In June 1997, SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" was issued which redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. SFAS 131 is effective for fiscal periods beginning after December 15, 1997 and its adoption may require additional disclosure of the Company's historical financial data.

In October 1997, Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), was issued which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company will adopt the guidelines of SOP 97-2 as of January 1, 1998 and does not expect adoption to have a material impact on the Company's financial results.

------------------------------------------
Factors Affecting Future Operating Results
------------------------------------------

Certain of the information contained in this Annual Report, including, without limitation, information with respect to the Company's plans and strategy for its business, statements relating to the sufficiency of cash and cash equivalent balances, available sources of financing, anticipated expenditures and the intended effects of the Company's restructuring, sales and marketing, and product development efforts, consists of forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "expects," "anticipates," "plans" and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

A majority of the Company's product sales are to existing customers for upgrade or expansion of their networks. The Company's results will depend on its ability both to continue to sell products for use in networks of existing customers and to attract new customers for the Company's products. There can be no assurance the Company will be successful in its sales and marketing efforts. In addition, the Company has experienced extended selling cycles due to competitive products introduced by other vendors, an increase in multi-year customer agreements and longer evaluation of operating systems and hardware platforms by potential customers. The Company expects that extended selling cycles will continue to affect the Company's operating results for the foreseeable future.

The Company's results are dependent on its ability to enhance existing products and introduce new products on a timely basis, and to achieve market acceptance for such enhanced and new products. The Company's results in 1996 and 1997 were adversely affected by delays in the release and localization of certain products, and there can be no assurance that the Company will not experience similar delays in the future. In June 1997, the Company introduced StreetTalk for Windows NT 7.5, which integrates the Windows NT operating system into a VINES network while providing improved support for TCP/IP standards. In June 1997, the Company introduced Banyan Intranet Connect, the first of the Company's new intranet product initiatives, intranet server software that provides a flexible and cost-effective way to access network files, printers and e-mail, using a standard web browser. In August 1997, the Company introduced BeyondMail
3.0 for Intelligent Messaging which provides enhanced mobile support. In October 1997, the Company delivered Banyan Intranet Protect, a web server software solution that enables organizations to protect and share intranet information securely over their enterprise networks. In December 1997, the Company introduced the next major revision of its VINES networking software, VINES 8.0, which provides corporate networks with increased scalability, ease of management and lower cost of ownership. Failure of these products to achieve market acceptance could have a material adverse effect on the Company's future results of operations.

--------------------------------------------------------------------------------
                           Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

The Company has invested significant resources to develop products and services to bring the Company's directory and messaging capabilities to Internet users. In 1996, the Company, through a majority-owned subsidiary, introduced Switchboard, a directory service for Internet users. The Company has limited experience in developing or selling products for the Internet, and the success of the Company will depend in part on its ability to enter into strategic alliances with other Internet providers. Any delay in developing additional or enhanced products and services for the Internet or failure of its Internet products and services to achieve increased market acceptance could have a material adverse effect on the Company's future results of operations.

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

During the past three years, the Company's operating results were negatively impacted by a number of factors, including delays in delivery of several products, as well as translated versions of these products, the introduction of new competitive product offerings by other vendors, and an effort by the Company to reduce its worldwide channel inventories. To address these factors, the Company has undertaken a series of restructuring and other activities. In 1996, the Company announced a reorganization of its operations, including the search for a new president and chief executive officer and a reduction of approximately 15% of its work force. The Company also reduced worldwide channel inventories of its distribution partners by approximately $9.0 million in the quarter ended December 31, 1996, which contributed to a decline in software revenues and a net operating loss in the quarter ended December 31, 1996. In the second quarter of 1997, following the hiring of the new president and chief executive officer, the Company announced a further reorganization of its operations. As a result of the reorganization, the Company recorded net pre-tax restructuring and other charges of $8.0 million for the year ended December 31, 1997. The restructuring and other charges provided for severance costs related to the reduction of approximately 22% of the Company's work force and costs related to facility and product line consolidations. There can be no assurance the steps taken by the Company to reorganize its operations will produce the intended benefits. In addition, the Company's future success will depend on its ability to retain its key employees and attract new employees, and there can be no assurance it will be able to do so.

The Company is currently engaged in a significant product development investment to ensure its product offerings will be year 2000 compliant. It is the Company's intention to modify and test all of its offerings for year 2000 compliance by the end of 1998. Failure to timely deliver this capability could have a material adverse effect on the Company's future results of operations. The Company is also engaged in ensuring its internal operating systems are year 2000 compliant. The Company has a formal plan to address the matter and believes costs associated with this effort are immaterial.

Because of the foregoing factors, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and expects that its results of operations may fluctuate from period-to-period in the future.

-------------------------------
Liquidity and Capital Resources
-------------------------------

At December 31, 1997, cash and cash equivalents combined with marketable securities were $10.9 million, compared with $19.2 million at December 31, 1996. Cash and cash equivalents decreased $3.9 million from December 31, 1996, resulting in a cash balance of $6.7 million at December 31, 1997. The decrease was due principally to the net loss from operations for the year, a $4.1 million decrease in accounts payable and accrued compensation and expenses, and a $3.5 million decrease in accrued costs for restructuring and other charges, offset by $7.8 million of depreciation and amortization, $5.8 million in non-cash restructuring charges, $4.4 million of proceeds from marketable securities, a $2.5 million decrease in accounts receivable, and various other operating, financing and investing activities. Working capital decreased from a $1.5 million deficit at December 31, 1996 to a $2.7 million deficit at December 31, 1997.

In April 1997, the Company announced a reorganization of its operations. As a result of the reorganization, the Company recorded net pre-tax restructuring and other charges of $8.0 million. The restructuring and other charges are expected to reduce cash flow by approximately $3.1 million, of which $2.7 million had been expended through December 31, 1997. In the quarter ended December 31, 1996, the Company recorded a restructuring charge of $5.5 million. The restructuring charge is expected to reduce cash flow by approximately $3.8 million, of which $3.3 million had been expended through December 31, 1997. Management believes that remaining accrued balances are adequate to cover future expenditures associated with the 1997 and 1996 restructuring and other changes.

On September 4, 1997, the Company entered into a $15.0 million line of credit agreement (the "Credit Agreement") with Foothill Capital Corporation ("Foothill"), replacing the Company's prior $10.0 million credit facility which expired in May 1997. In general, the Company's obligations under the Credit Agreement bear interest at the variable base rate per annum of Norwest Bank Minnesota, National Association. The Credit Agreement has a three-year initial term and is renewable thereafter for successive one year periods. Each year during the initial term of the Credit Agreement, Foothill will be granted warrants to purchase 75,000 shares of the Company's common stock at the then current fair market value. There were no amounts outstanding under the line of credit agreements during the years ended December 31, 1997 and 1996.

On March 6, 1998, the Company received a $10.0 million equity investment from HarbourVest Partners LLC. Under the terms of the purchase agreement, HarbourVest purchased convertible preferred stock and has warrants to acquire additional convertible preferred stock. In the event the Company's stockholders do not approve an increase in the number of shares of common stock authorized for issuance from 25,000,000 to 35,000,000 by June 30, 1998, the Company may be required to repurchase 40% of the HarbourVest preferred stock and warrants for $4.0 million. On March 6, 1998, the Company received $10.0 million in proceeds from the sale of preferred stock which are available for working capital requirements.

The Company believes that existing cash and marketable securities, combined with cash expected to be generated from operations and the availability of the line of credit, will be sufficient to fund the Company's operations through at least December 31, 1998.

--------------------------------------------------------------------------------
                                Balance Sheets
--------------------------------------------------------------------------------

December 31,                                                                                 1997           1996
----------------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)
Assets
  Current assets:
    Cash and cash equivalents                                                            $  6,674       $  8,314
    Restricted cash and cash equivalents (Note P)                                               -          2,299
    Marketable securities                                                                   4,202          4,139
    Accounts receivable, less allowances of $3,721 and $7,168                              16,960         19,754
    Inventories                                                                             1,023          2,863
    Software licenses                                                                           -          3,016
    Other current assets                                                                    3,113          3,368
    ------------------------------------------------------------------------------------------------------------------
         Total current assets                                                              31,972         43,753
  Property and equipment, net                                                               5,810         13,565
  Marketable securities                                                                         -          4,436
  Other assets, net of accumulated amortization of $3,770 and $5,661                        5,146          7,778
----------------------------------------------------------------------------------------------------------------------
           Total assets                                                                  $ 42,928       $ 69,532
           ===========================================================================================================

Liabilities
  Current liabilities:
    Accounts payable                                                                     $  2,039       $  3,633
    Accrued compensation                                                                    5,222          6,338
    Accrued expenses                                                                        6,165          7,629
    Accrued costs for restructuring and other charges (Note F)                                939          4,908
    Income taxes payable                                                                      270            212
    Software license payable, current portion                                                   -          1,581
    Note payable                                                                            1,139          1,079
    Deferred revenue                                                                       18,930         19,886
    ------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                         34,704         45,266
  Commitments and contingencies (Notes H and P)
  Software license payable, non-current                                                       590            590
  Minority interests in consolidated subsidiaries                                           2,557          3,354

Shareholders' Equity
  Common stock, $.01 par value; authorized 25,000,000 shares;
    issued and outstanding 19,346,677 and 18,996,882 shares, respectively                     193            190
  Preferred stock, $.01 par value; authorized 1,000,000 shares;
    none issued and outstanding                                                                 -              -
  Additional paid-in capital                                                               66,020         64,581
  Accumulated deficit                                                                     (32,700)       (15,792)
  Treasury stock at cost; 1,848,000 shares                                                (28,564)       (28,564)
  Foreign currency translation adjustment                                                     136            (23)
  Unrealized loss on investments                                                               (8)           (70)
  --------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                         5,077         20,322
         -------------------------------------------------------------------------------------------------------------
           Total liabilities and shareholders' equity                                    $ 42,928       $ 69,532
           ===========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
                           Statements of Operations
--------------------------------------------------------------------------------

Years Ended December 31,                                                 1997          1996           1995
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues:
  Software                                                           $  57,849      $  87,281      $ 105,160
  Services                                                              15,796         16,456         21,059
  Hardware                                                                 697          1,687          3,464
  ------------------------------------------------------------------------------------------------------------
    Total revenues                                                      74,342        105,424        129,683
Cost of Revenues:
  Software                                                               6,664         10,758         13,771
  Services                                                              10,741         13,470         13,727
  Hardware                                                                 275            574          2,064
  ------------------------------------------------------------------------------------------------------------
    Total cost of revenues                                              17,680         24,802         29,562
    ----------------------------------------------------------------------------------------------------------

Gross margin                                                            56,662         80,622        100,121

Operating Expenses:
  Sales and marketing                                                   40,236         60,811         80,810
  Product development                                                   15,909         21,875         24,502
  General and administrative                                             9,069         11,521         13,208
  Restructuring and other charges (Note F)                               8,000          5,500         15,802
  ------------------------------------------------------------------------------------------------------------
    Total operating expenses                                            73,214         99,707        134,322
    ----------------------------------------------------------------------------------------------------------

Loss from operations                                                   (16,552)       (19,085)       (34,201)

Other (Expense)/Income
  Gain on sale of equity investment                                         --             --          2,036
  Interest income                                                          482          1,088          1,812
  Minority interest                                                        847            571            594
  Interest expense                                                         (96)           (80)           (90)
  Other, net                                                            (1,334)          (511)          (666)
  ------------------------------------------------------------------------------------------------------------
    Total other (expense)/income                                          (101)         1,068          3,686
    ----------------------------------------------------------------------------------------------------------

Loss before taxes                                                      (16,653)       (18,017)       (30,515)
Provision/(benefit) for income taxes                                       255          9,013         (9,155)
--------------------------------------------------------------------------------------------------------------
Net loss                                                             $ (16,908)     $ (27,030)     $ (21,360)
==============================================================================================================

Net Loss Per Share:

    Basic and diluted                                                $   (0.97)     $   (1.59)     $   (1.27)
    ==========================================================================================================
Weighted average number of common shares outstanding:
    Basic and diluted                                                   17,367         16,947         16,797
    ==========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
 Statements of Shareholders Equity
--------------------------------------------------------------------------------


                                       Three years ended December 31, 1997
                                       ---------------------------------------------------------------------------------------------
                                              Common Stock           Treasury Stock                     (Accumulated        Foreign
                                       ---------------------------------------------     Additional        Deficit)/       Currency
                                          Number of       Par     Number of                 Paid-in         Retained    Translation
                                             Shares     Value        Shares      Cost       Capital         Earnings     Adjustment
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)
Balance, December 31, 1994               18,030,643      $180    (1,000,000) $(15,878)      $57,432          $32,598          $(378)
  Issuance of stock under
    stock and option
    plans including
    related tax benefits                    592,511         6                                 4,915
  Purchase of treasury stock                                       (848,000)  (12,686)
  Net loss                                                                                                   (21,360)
  Foreign currency
    translation adjustment                                                                                                     (490)
  Change in net
    unrealized gain/(loss)
    on investments
    --------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1995               18,623,154       186    (1,848,000)  (28,564)       62,347           11,238           (868)
  Issuance of stock under
    stock and option plans                  373,728         4                                 2,234
  Net loss                                                                                                   (27,030)
  Foreign currency
    translation adjustment                                                                                                      845
  Change in net
    unrealized gain/(loss)
    on investments
    --------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1996               18,996,882       190    (1,848,000)  (28,564)       64,581          (15,792)           (23)
  Issuance of stock under
    stock and option plans                  349,795         3                                1,439
  Net loss                                                                                                   (16,908)
  Foreign currency
    translation adjustment                                                                                                      159
  Change in net
    unrealized gain/(loss)
    on investments
    --------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1997               19,346,677      $193    (1,848,000) $(28,564)     $66,020          $(32,700)          $136
====================================================================================================================================



                                           Three years ended December 31, 1997
                                           ------------------------------------
                                                        Net
                                                 Unrealized             Total
                                             Gain/(Loss) on     Shareholders'
                                                Investments            Equity
                                           ------------------------------------
(in thousands, except share amounts)
Balance, December 31, 1994                            $ (75)         $ 73,879
  Issuance of stock under
    stock and option
    plans including
    related tax benefits                                                4,921
  Purchase of treasury stock                                          (12,686)
  Net loss                                                            (21,360)
  Foreign currency
    translation adjustment                                               (490)
  Change in net
    unrealized gain/(loss)
    on investments                                       78                78
    ---------------------------------------------------------------------------

Balance, December 31, 1995                                3            44,342
  Issuance of stock under
   stock and option plans                                               2,238
  Net loss                                                            (27,030)
  Foreign currency
    translation adjustment                                                845
  Change in net
    unrealized gain/(loss)
    on investments                                      (73)              (73)
    ---------------------------------------------------------------------------

Balance, December 31, 1996                              (70)           20,322
  Issuance of stock under
    stock and option plans                                              1,442
  Net loss                                                            (16,908)
  Foreign currency
    translation adjustment                                                159
  Change in net
    unrealized gain/(loss)
    on investments                                       62                62
    ---------------------------------------------------------------------------

Balance, December 31, 1997                            $  (8)         $  5,077
===============================================================================


The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
Statement of Cash Flows
--------------------------------------------------------------------------------

Years Ended December 31,                                                                        1997          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash Flows from Operating Activities:
  Net loss                                                                                  $(16,908)     $(27,030)     $(21,360)
  Adjustments to reconcile net loss to net cash
    (used in) operating activities:
      Depreciation and amortization                                                            7,847         8,928         9,957
      Restructuring and other charges, noncash portion                                         5,835         1,852         5,457
      Gain on sale of investments                                                                  -             -        (2,036)
      Changes in operating assets and liabilities:
        Decrease in accounts receivable                                                        2,475         4,521         9,156
        Decrease/(increase) in inventories                                                     1,335          (292)         (883)
        Decrease/(increase) in income tax receivable                                               -         6,042        (6,042)
        Decrease/(increase) in other current assets                                            1,214          (576)       (1,468)
        (Decrease) in accounts payable and accrued
          compensation and expenses                                                           (4,056)       (2,893)       (1,496)
        (Decrease)/increase in accrued costs for restructuring
          and other charges                                                                   (3,549)       (5,149)        9,007
        Decrease/(increase) in software license payable, net                                    (244)          964           586
        Increase/(decrease) in income taxes payable                                               58           121        (1,712)
        Decrease/(increase) in deferred taxes                                                      -         9,926        (3,078)
        (Decrease)/increase in deferred revenue                                                 (921)       (2,448)          872
        (Decrease)/increase in other liabilities                                                (787)         (211)          124
        Decrease in other noncurrent assets                                                      195            68           500
      ------------------------------------------------------------------------------------------------------------------------------
  Net cash (used in) operating activities                                                     (7,506)       (6,177)       (2,416)
Cash Flows from Investing Activities:
  Capital expenditures                                                                        (1,328)       (5,683)       (9,616)
  (Purchases of)/proceeds from investments in unconsolidated affiliates                            -        (2,001)        2,536
  Acquisition of software licenses                                                              (150)       (1,125)       (1,314)
  Capitalization of software costs                                                              (549)       (2,314)       (1,919)
  Proceeds from marketable securities, net                                                     4,435        10,217         9,675
  ----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) investing activities                                          2,408          (906)         (638)
Cash Flows from Financing Activities:
  Proceeds from stock plan purchases, stock options
    and warrants and related tax benefits                                                        944         2,238         4,921
  Minority interest equity investments                                                            50         3,095         1,444
  Purchase of treasury stock                                                                       -             -       (12,686)
  ----------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) financing activities                                            994         5,333        (6,321)
Effect of exchange rate changes on cash and cash equivalents                                     165           (35)         (460)
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) in cash and cash equivalents                                                   (3,939)       (1,785)       (9,835)
Cash and cash equivalents at beginning of the year                                            10,613        12,398        22,233
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                                                $  6,674      $ 10,613      $ 12,398
====================================================================================================================================
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
    Interest                                                                                $     36      $     20      $     30
    Income taxes                                                                            $    522      $    688      $  3,308


The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

------------------------
 A.  Nature of Business
------------------------

     Banyan designs, develops and markets standards-based networking directory and messaging products that help people to communicate across enterprise networks, intranets and the Internet. Since 1985, the Company has been a pioneer in the computer networking field, and currently offers a wide range of software products and professional services.

------------------------------------------------
B.   Summary of Significant Accounting Policies
------------------------------------------------

     Basis of Presentation
     ---------------------------------------------------------------------------
     The consolidated financial statements comprise those of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current method of presentation.

     Cash Equivalents and Marketable Securities
     ---------------------------------------------------------------------------
     The Company classifies all of its marketable debt and marketable equity securities as available for sale securities. These securities are valued at their fair value. Unrealized holding gains and losses are reported as a net amount in a separate component of stockholders' equity (see Note K).

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Those instruments with maturities between three and twelve months are considered to be short-term marketable securities, and investments with maturities of greater than one year at the date of purchase are classified as long-term marketable securities. Cash equivalents and marketable securities are carried at market, and consist primarily of U.S. government securities, corporate and municipal issues, and interest bearing deposits with major banks. These investments generally mature within twelve months.

     Inventories
     ---------------------------------------------------------------------------
     Inventories are stated at the lower of cost (first-in, first-out) or market.

     Property and Equipment
     ---------------------------------------------------------------------------
     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated asset lives:

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

     Software Development Costs
     ---------------------------------------------------------------------------
     The Company capitalizes costs for internally developed software after technological feasibility of the product has been established. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software costs are amortized, on a product by product basis, ratably over the estimated economic life of the product (generally three years), or the ratio of current gross revenues to total current and expected future gross revenues of the product, whichever is greater.

     The Company evaluates the net realizable value of capitalized software on an ongoing basis, relying on a number of factors including operating results, business plans, budgets and economic projections and undiscounted cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, project development cycles and changes in management's market emphasis.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Software Licenses
     ---------------------------------------------------------------------------
     The Company has purchased various software licenses for technology that is incorporated in the Company's products. The cost of these licenses, included in other assets, is amortized on a straight-line basis over their estimated useful lives, not to exceed three years (see Note E). Certain of these licenses require royalty payments based on future sales. Such amounts are expensed as incurred.

     The Company has entered into agreements with various third parties to develop or license products. Under the terms of these agreements, the Company is generally required to pay minimum annual royalties commencing upon first customer shipment. Such amounts are expensed as incurred. The committed royalties are included in current and noncurrent assets and liabilities.

     Revenue Recognition
     ---------------------------------------------------------------------------
     Revenues from software licenses and hardware products are recognized upon shipment. Subscription, support and training revenues are recognized as the services are performed or ratably over the contract period. Reserves for sales returns and allowances are recorded in the same period as the related revenues.

     Foreign Currency Translation
     ---------------------------------------------------------------------------
     The Company's subsidiaries generally use the U.S. dollar as the functional currency, and transaction gains and losses are included in other income and expenses in the statement of operations. Two of the Company's foreign subsidiaries, Nihon Banyan Systems Kabushiki Kaisha (NBSKK) and Banyan Systems Australia Pty. use the local currency as functional currency. Assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average rates of exchange prevailing during the period. Adjustments resulting from translation are recorded as a separate component of shareholders' equity.

     Minority Interests
     ---------------------------------------------------------------------------
     Minority interests in consolidated subsidiaries represent minority shareholders' proportionate shares of the equities in the Company's subsidiaries, NBSKK and Switchboard Incorporated. At December 31, 1997, the Company owned 67% of the capital stock of NBSKK and 92.5% of the capital stock of Switchboard Incorporated (see Note P).

     Risks and Uncertainties
     ---------------------------------------------------------------------------
     The Company invests its cash and cash equivalents primarily in deposits and money market funds with a single commercial bank. The Company has not experienced any losses to date on its invested cash.

     The Company sells its products principally through a direct sales force and distributors domestically and through distributors outside of the United States to customers in a broad range of industries. The Company performs ongoing credit evaluations of its customers but does not require collateral or other security to support customer receivables. The Company maintains reserves for credit losses and, to date, such losses have been within management's expectations.

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

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-----------------
C.   Inventories
-----------------

     Inventories consist of the following at:

     December 31,                                          1997           1996
     ---------------------------------------------------------------------------
     (in thousands)
     Purchased parts                                $       356    $       989
     Work in process                                        270            313
     Finished goods                                         397          1,561
     ---------------------------------------------------------------------------
                                                    $     1,023    $     2,863
                                                  ==============================

----------------------------
D.   Property and Equipment
----------------------------

     Property and equipment consists of the following at:

     December 31,                                          1997           1996
     ---------------------------------------------------------------------------
     (in thousands)
     Computer and peripherals                       $    23,848    $    24,885
     Equipment                                            9,587         11,434
     Furniture and fixtures                               2,725          4,645
     Leasehold improvements                               2,536          4,655
     ---------------------------------------------------------------------------
     Total cost                                     $    38,696    $    45,619
     Accumulated depreciation and amortization          (32,886)       (32,054)
     ---------------------------------------------------------------------------
                                                    $     5,810    $    13,565
                                                  ==============================


     Depreciation expense for 1997, 1996 and 1995 was $6,340,000, $7,022,000 and
$8,274,000, respectively.

------------------
E.   Other Assets
------------------

     Other assets consist of the following at:

     December 31,                                         1997           1996
     ---------------------------------------------------------------------------
     (in thousands)
     Capitalized software costs, net                $       991    $     2,685
     Investment in unconsolidated affiliate               2,001          2,001
     Software licenses, net                               2,154          2,690
     Other                                                    -            402
     ---------------------------------------------------------------------------
                                                    $     5,146    $     7,778
                                                  ==============================


     During 1997, 1996 and 1995, the Company capitalized $549,000, $2,314,000 and $1,919,000 of software costs, respectively. Amortization expense for capitalized software costs was $1,453,000, $1,796,000 and $1,683,000 for 1997, 1996 and 1995, respectively. Included in software licenses is purchased software related to the acquisition of Beyond Incorporated in February 1994. The Company amortized $114,000, $683,000 and $683,000 of these purchased software costs during 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-------------------------------------
F.   Restructuring and Other Charges
-------------------------------------

     On April 21, 1997, the Company announced a reorganization of its operations. As a result of the reorganization, the Company recorded net pre-tax restructuring and other charges of approximately $9,700,000. The restructuring and other charges were composed of $1,700,000 for severance costs, $2,100,000 for the write-off of idle assets related to restructuring and $5,900,000 for costs related to facility and product line consolidations. These restructuring charges provided for the reduction of approximately 22% of the Company's work force. In the fourth quarter of 1997, the Company reversed $1,700,000 of previously recorded restructuring and other charges related to the Company's better-than-expected progress in consolidating facilities and product lines, completing its severance programs and selling and redeploying fixed assets.

     At December 31, 1997, the Company's cash expenditures for employee separations related to the 1997 restructuring were approximately $1,250,000. During 1997, the restructuring action resulted in approximately 78 employee separations. The restructuring and other actions were substantially completed in 1997. The restructuring and other charges related to the 1997 restructuring are expected to use cash of $3,100,000 of which $2,700,000 had been expended through December 31, 1997 while providing an annual cash flow benefit beginning in 1998.

     On November 7, 1996, the Company announced a reorganization of its operations. As a result of the reorganization, the Company recorded a pre-tax restructuring charge of approximately $5,500,000 in the fourth quarter ended December 31, 1996. This reorganization charge was composed of $1,400,000 for the closure or consolidation of leased facilities, $3,200,000 for severance and costs related to the reduction of approximately 15% of the Company's work force and $900,000 for the write-off of idle assets related to the restructuring. The November 1996 restructuring resulted in 70 employee separations. The restructuring and other charges relating to the November 1996 restructuring are expected to use cash of $3,800,000, of which $3,300,000 had been expended through December 31, 1997.

     For the year ended December 31, 1997, the Company's cash expenditures for employee separations related to the 1996 restructuring were approximately $1,800,000. The restructuring and other charges reduced cash flow by approximately $2,600,000 in 1997 while providing an expected annual cash flow benefit beginning in 1998.

     In 1995, the Company reorganized its operations into a divisional structure and, as a result, recorded pre-tax restructuring charges of $7,849,000 in the quarter ended December 31, 1995. These charges were composed primarily of $2,032,000 for closure or consolidation of leased facilities, $2,969,000 for severance and related costs, and $2,848,000 for idle assets related to the restructuring. The restructuring action resulted in 96 employee separations. As part of the 1995 reorganization, the Company also implemented a consolidation of distribution activities and a simplification of product configurations, packaging and related asset write-offs, which led to a pre-tax charge of approximately $7,953,000 in the quarter ended December 31, 1995. These other charges were composed primarily of $5,495,000 for costs associated with eliminating certain channel partners and $2,458,000 for write-offs of intangible assets and inventory with no future value as a result of the reorganization. These activities were completed by December 31, 1996.

     Restructuring costs are accrued and charged to expense in accordance with an approved management plan, supported by an appropriate level of specificity for the planned actions. Actual restructuring costs are recognized as a reduction in the accrued liability in the period incurred. The remaining reserve balance of approximately $939,000 is adequate to cover the remaining restructuring and other actions.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------
G.   Line of Credit
--------------------

     In September 1997, the Company entered into a $15,000,000 line of credit agreement with a commercial lender, replacing the Company's prior $10,000,000 credit facility which expired in May 1997. There were no borrowings under the agreement or prior line of credit facility in 1997 or in 1996. This agreement has a three-year initial term and is renewable thereafter for successive one-year periods. Each year during the initial term of the credit agreement, the lender will be granted warrants to purchase 75,000 shares of the Company's common stock at the then current fair market value. Outstanding borrowings drawn under this line are restricted to (a) 85% of the Company's eligible accounts receivable plus
     (i) the lower of $2,000,000 or 75% of eligible foreign accounts plus (ii) the lowest of $3,000,000 or 80% of the aggregate depreciated equipment value or 50% of the amount of credit availability by the sum of clauses (i) and (ii), or (b) $15,000,000. The Company is in compliance with all covenants per the line of credit agreement.

-----------------------------------
H.   Commitments and Contingencies
-----------------------------------

     The Company leases its facilities and certain equipment under non-cancelable lease agreements which expire at various dates through March 2014. Rental expense under these leases totaled $2,857,000, $4,872,000 and $4,986,000 in 1997, 1996 and 1995, respectively. Under these agreements, the Company is obligated to pay for utilities, taxes, insurance and maintenance. The total of sublease income is $376,000 for the year ending December 31, 1997.

     At December 31, 1997, future minimum lease payments under operating leases with initial terms exceeding one year are as follows:


     ---------------------------------------------------------------------------
     (in thousands)
     1998                                                         $    3,397
     1999                                                              2,463
     2000                                                              1,896
     2001                                                              1,638
     2002                                                              1,657
     Thereafter                                                        3,822
     ---------------------------------------------------------------------------
     Total future minimum lease payments                          $   14,873
     ===========================================================================

     The total of future minimum rentals to be received under non-cancellable subleases related to the above leases is $1,085,000, $994,000 and $636,000 for the years ending 1998, 1999 and 2000, respectively.

------------------
I.   Income Taxes
------------------

     The components of the (benefit)/provision for income taxes are as follows:

     Years Ended December 31,                  1997        1996         1995
     ---------------------------------------------------------------------------
     (in thousands)
     Currently payable:
       U.S. Federal                       $       -   $  (1,598)   $  (5,723)
       State                                      -           -         (319)
       Foreign                                  255         974          (35)
     ---------------------------------------------------------------------------
                                                255        (624)      (6,077)
     Deferred:
       U.S. Federal                               -       9,637       (2,335)
       State                                      -           -         (743)
     ---------------------------------------------------------------------------
                                          $     255   $   9,013    $  (9,155)
                                        ========================================

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company's recent results of operations and concluded that it is more likely than not that the deferred tax assets will not be realizable. Accordingly, deferred tax assets as of December 31, 1997 and 1996 have been fully reserved. Management reevaluates the positive and negative evidence on a quarterly basis. Temporary differences which give rise to deferred tax assets and liabilities for the years ended December 31, 1997 and 1996 are as follows:

     December 31,                                           1997         1996
     ---------------------------------------------------------------------------
     (in thousands)

     Deferred tax assets:

       Net operating loss and other carryforwards      $  10,823    $   6,322
       Purchased research and development                  6,072        5,426
       Depreciation and amortization                       1,801          967
       Capitalized software                                    -        2,223
       Benefit plans                                         986          277
       Bad debt allowances                                   663          718
       Other                                                 922        1,807
     ---------------------------------------------------------------------------
     Gross deferred tax asset                             21,267       17,740

     Deferred tax liabilities:
       Capitalized software                               (1,012)      (3,395)
       -------------------------------------------------------------------------
     Gross deferred tax liability                         (1,012)      (3,395)
     Less: valuation allowance                           (20,255)     (14,345)
     ---------------------------------------------------------------------------
     Net deferred tax asset                            $       0    $       0
                                                     ===========================


     At December 31, 1997, the Company had net operating loss, research and experimentation credits and general business carryforwards expiring between 2007 and 2012.

     A reconciliation of the statutory U.S. Federal income tax rate and the effective tax rate is as follows:

     Years Ended December 31,                          1997     1996     1995
     ---------------------------------------------------------------------------
     Statutory rate                                   (35.0)%  (35.0)%  (35.0)%
     State income taxes, net of U.S. Federal benefit    1.3        -     (1.0)
     Foreign operations                                 4.3      5.4      6.6
     Valuation allowance                               35.5     79.6        -
     Research and development credits                     -        -     (1.5)
     Other                                             (4.6)       -      0.9
     ---------------------------------------------------------------------------
     Effective tax rate                                 1.5%    50.0%   (30.0)%
     ===========================================================================


---------------------
J.   Preferred Stock
---------------------

     In July 1992, the shareholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. At December 31, 1997, there were no shares issued or outstanding.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

---------------------------
K.   Marketable Securities
---------------------------

     Marketable securities consisted of the following at December 31, 1997 and 1996:

                                                                          1997                          1996
                                                              -------------------------------------------------------------
                                                                Aggregate      Amortized     Aggregate      Amortized
     Security Type                                             Fair Value           Cost    Fair Value           Cost
     ----------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Maturing within one year:
       U.S. Treasury Notes                                    $     4,202    $     4,210   $     2,981    $     3,011
       Tax-free municipal bond                                          -              -         1,158          1,158
     ----------------------------------------------------------------------------------------------------------------------
                                                                    4,202          4,210         4,139          4,169
     Maturing after one year through five years:
       U.S. Treasury Notes                                              -              -         4,296          4,336
       Certificate of deposit                                           -              -           140            140
     ----------------------------------------------------------------------------------------------------------------------
                                                                        -              -         4,436          4,476
     Totals                                                   $     4,202    $     4,210   $     8,575    $     8,645
     ======================================================================================================================

     Realized and unrealized gains and losses were immaterial for the years ended December 31, 1997, 1996 and 1995.

------------------------
L.   Stock Option Plans
------------------------

     Under the Company's 1984 stock option plans, the Company granted incentive and non-qualified stock options to purchase up to an aggregate of 5,113,841 shares of common stock, of which 183,115 options were outstanding at December 31, 1997. In June 1992, the Board of Directors voted that no further options be granted under the 1984 stock option plans. Generally, options outstanding are immediately exercisable and ownership rights in the underlying shares vest ratably over a four-year period and expire ten years from the date of grant.

     Under the Company's 1992 Stock Incentive Plan, as amended, the Company may grant incentive stock options and non-statutory options for the purchase of an aggregate of 2,700,000 shares of common stock to employees or consultants. At December 31, 1997, 1,732,069 options were outstanding under this plan. The plan provides that incentive stock options may not be granted at less than the fair market value of the Company's common stock at the grant date, and options generally vest ratably over a four-year period and expire ten years from the date of grant.

     In February 1997, the Company, after approval by the Board of Directors, offered to reprice all outstanding employee options, other than options held by certain executive officers, to a price equal to 10% above fair market value at that date. These options continued to vest according to their original vesting schedules.

     In May 1997, the Company, after approval by the Board of Directors, offered to cancel all outstanding employee stock options issued under the 1984 and 1992 plans and grant new stock options at a price equal to 20% above fair market value at that date. The options continued to vest according to their original vesting schedules, provided that, in exchange for accepting the new exercise price, the employees were not allowed to exercise any vesting options until January 1, 1998.

     Under the Company's 1992 Director Stock Option Plan (the "1992 Director Plan"), the Company may grant non-statutory stock options for the purchase of up to an aggregate of 200,000 shares of common stock to directors of the Company who are not officers or employees of the Company or any subsidiary of the Company. Under the terms of the 1992 Director Plan, initial options shall be granted to each eligible director upon his or her initial election as a director that cover 15,000 shares of common stock and annual options shall be granted on the date of each Annual Meeting of Shareholders of the Company that cover 3,000 shares of common stock. The Plan provides that options shall be granted at the fair market value of the Company's common stock at the grant date. Annual options generally vest twelve months after the date and initial options vest ratably over a four-year period. At December 31, 1997, 78,000 options had been granted under the 1992 Director Plan.

     Under the Company's 1995 Employee Stock Purchase Plan, 750,000 shares of common stock are available to all full-time employees through semi-annual offerings. At December 31, 1997, 581,100 shares of common stock have been purchased under this Plan.

     During 1997, in addition to the options described above, options to purchase an aggregate of 1,300,000 shares were issued to four executive officers of the Company. The underlying shares were registered with the SEC and were issued at fair market value. The options generally vest over a four-year period.

     The Company adopted the disclosure provisions of SFAS 123 in 1996. Accordingly, no compensation cost has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                                                    1997                     1996                       1995
                                          ---------------------------------------------------------------------------------
                                          As Reported   Pro Forma   As Reported   Pro Forma  As Reported    Pro Forma
     ----------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Net loss                               $  (16,908)  $(21,270)  $  (27,030) $ (30,562)     $(21,360)   $ (23,053)
     Basic and diluted net loss per share   $    (0.97)  $  (1.22)  $    (1.59) $   (1.80)     $  (1.27)   $   (1.37)

     The fair value of each option grant is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 0%, 0% and 0%; expected volatility of 70%, 62% and 62%; risk-free interest rates of 6.4%, 6.4% and 6.0%; and expected lives of 5.0, 5.5 and 5.0 years. The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated. SFAS 123 does not apply to awards granted prior to 1995.

     A summary of the status of the Company's stock options as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below.

                                                                   1997                1996                1995
                                                           ----------------------------------------------------------------
                                                                     Weighted            Weighted           Weighted
                                                                      Average             Average             Average
                                                                     Exercise            Exercise            Exercise
                                                             Shares     Price    Shares     Price    Shares     Price
     ----------------------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year                         2,631    $ 7.02     2,537    $ 8.34     2,497   $  7.04
     Granted                                                  2,289      2.37     1,080      6.32     1,081     12.34
     Exercised                                                  (31)     2.18      (111)     4.16      (458)     4.59
     Cancelled                                               (1,596)     4.84      (875)     9.30      (583)    13.09
     ----------------------------------------------------------------------------------------------------------------------
     Outstanding at end of year                               3,293    $ 2.77     2,631    $ 7.02     2,537   $  8.34
     ----------------------------------------------------------------------------------------------------------------------
     Options exercisable at year-end                            705    $ 4.31
                                                            -------------------
     Weighted-average fair value of options granted
       during the year                                                 $ 1.69              $ 3.93             $  5.80

     The following table summarizes information about the stock options at December 31, 1997:

                                                      Options Outstanding                       Options Exercisable
                                ---------------------------------------------------------------------------------------------

                                                              Weighted    Weighted                           Weighted
                                              Number           Average     Average                Number      Average
                                      Outstanding at         Remaining    Exercise        Exercisable at     Exercise
     Range of Exercise Prices      December 31, 1997  Contractual Life       Price     December 31, 1997        Price
     ----------------------------------------------------------------------------------------------------------------------

     $  1.15 -   $    2.25                     2,503        8.6 years       $ 2.18                   268      $  2.08
     $  2.26 -   $    3.99                       348        8.7 years       $ 3.28                   113      $  3.76
     $  4.00-    $    7.00                       359        6.6 years       $ 4.04                   241      $  4.04
     $  7.01 -   $   16.25                        83        6.1 years       $12.95                    83      $ 12.94
     ----------------------------------------------------------------------------------------------------------------------
                                               3,293                                                 705
                                   ========================================================================================

-----------------------------------------
M.   Basic and Diluted Earnings Per Share
-----------------------------------------

     The Company computes basic and diluted earnings per share in accordance with SFAS 128, "Earnings Per Share," which the Company adopted as of December 31, 1997. Basic earnings per share is based upon the weighted average number of common shares outstanding during the period. Common equivalent shares have been excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations shown on the Consolidated Statements of Operations:

     For the years ended December 31,                                               1997          1996           1995
     ---------------------------------------------------------------------------------------------------------------------------
     Basic Earnings per Share
       Numerator:
         Net loss                                                            $   (16,908)  $   (27,030)   $   (21,360)
       Denominator:
         Common shares outstanding                                                17,367        16,947         16,797
     ---------------------------------------------------------------------------------------------------------------------------
       Basic EPS                                                             $    (0.97)   $     (1.59)   $     (1.27)
     ===========================================================================================================================
     Diluted Earnings per Share
       Numerator:
         Net loss                                                            $   (16,908)  $   (27,030)   $   (21,360)
       Denominator:
         Common shares outstanding                                                17,367        16,947         16,797
     ---------------------------------------------------------------------------------------------------------------------------
       Diluted EPS                                                           $    (0.97)   $     (1.59)   $     (1.27)
     ===========================================================================================================================

     Options to purchase 3,293,000, 2,631,000 and 2,537,000 shares of common stock outstanding during the years ended December 31, 1997, 1996 and 1995, respectively, were excluded from the year-to-date calculation of diluted net loss per share as the effect of their inclusion would have been anti-dilutive. Earnings per share data have been restated for all periods presented to reflect the adoption of SFAS 128.

--------------------------
N.   Employee Benefit Plan
--------------------------

     In 1989, the Company established a savings and profit sharing plan covering substantially all U.S. employees. The plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Effective January 1, 1994, the Company elected to match an employee's elective deferrals to the plan based upon a prescribed formula. The maximum matching contribution was 2% of an employee's annual compensation. Vesting is over a four-year period and begins on the date of hire. The Company contributed $377,000, $549,000 and $620,000 in 1997, 1996 and 1995, respectively.

------------------------
Q.   Segment Information
------------------------

     The Company is engaged in one industry segment: the development, marketing and service of enterprise networking software and related hardware products and services. The Company distributes its products worldwide and revenue can be grouped into geographic areas as follows:

     Years Ended December 31,                                                       1997          1996           1995
     ---------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Revenues from unaffiliated customers:
       North America
         United States                                                       $    47,409   $    69,746    $    89,116
         Canada                                                                    5,616        10,116         10,875
     ---------------------------------------------------------------------------------------------------------------------------
                                                                                  53,025        79,862         99,991
       International
         Europe                                                                   17,244        17,757         20,833
         Other                                                                     4,073         7,805          8,859
     ---------------------------------------------------------------------------------------------------------------------------
                                                                                  21,317        25,562         29,692
                                                                            ----------------------------------------------------

     Total revenues                                                          $    74,342   $   105,424    $   129,683
     ===========================================================================================================================

     One customer accounted for 11%, 11% and 16% of revenues in 1997, 1996 and 1995, respectively. The customers included in this percentage vary from year to year.

-----------------------
P.   Minority Interests
-----------------------

     In 1995, the Company entered into an agreement with Marubeni Corporation to sell a minority interest in the Company's Japanese subsidiary, Nihon Banyan Systems Kabushiki Kaisha (NBSKK). Subsequently, in 1995, the Company and Marubeni Corporation entered into an agreement with NTT Technology Corporation to sell a minority interest in NBSKK. Pursuant to these agreements, the Japanese companies hold a 33 percent equity interest in NBSKK. All assets, liabilities, revenues and expenses of NBSKK are included in the consolidated financial statements for the years ended December 31, 1997, 1996 and 1995. The minority interest in the net loss of NBSKK is deducted from net income. For the year ended December 31, 1997, revenue and expenses for NBSKK were approximately $1,020,000 and $1,621,000, respectively. For the year ended December 31, 1996, revenue and expenses for NBSKK were approximately $1,321,000 and $3,328,000, respectively. For the year ended December 31, 1995, revenue and expenses for NBSKK were approximately $1,408,000 and $2,944,000, respectively. The Japanese companies' minority interest in NBSKK's assets and liabilities is shown net in the consolidated balanced sheet. At December 31, 1997, assets and liabilities for NBSKK were approximately $1,540,000 and $2,876,000, respectively. At December 31, 1996, assets and liabilities for NBSKK were approximately $2,567,000 and $2,233,000, respectively.

     In 1996, the Company entered into an agreement with America Online Inc.
     (AOL) and Digital City Inc. (DCI) to sell minority interests in the Company's subsidiary, Switchboard Incorporated, to AOL and DCI. Pursuant to this agreement, AOL and DCI invested a total of $3,000,000 in Switchboard Incorporated and currently hold a combined equity interest of 7.5%. At December 31, 1996, $2,299,000 in cash and cash equivalents in the consolidated balance sheet were restricted for use in funding Switchboard activities. These funds were expended in 1997. AOL and DCI's collective minority interest in the net loss of Switchboard is deducted from net income on a pro rata basis. For the year ended December 31, 1997, revenue and expenses were approximately $709,000 and $5,112,000, respectively. For the year ended December 31, 1996, revenue and expenses were approximately $170,000 and $1,479,000, respectively. AOL and DCI's collective minority interest in Switchboard's assets and liabilities is shown net in the consolidated balance sheet. At December 31, 1997, assets and liabilities for Switchboard Incorporated were approximately $1,510,000 and $3,790,000, respectively. At December 31, 1996, assets and liabilities were approximately $3,792,000 and $871,000, respectively.

---------------------
Q.   Subsequent Event
---------------------

     On March 6, 1998, the Company sold, for proceeds of $10,000,000, 263,158 shares of Series A convertible preferred stock at a price of $38.00 per share, which represents, at a conversion rate of ten common shares for each Series A convertible preferred share, a 13 percent ownership interest in the Company. The Company also granted to the investor warrants to acquire 65,790 shares of Series B convertible preferred stock and 65,790 shares of Series C convertible preferred stock at an exercise price of $45.00 and $50.00 per share, respectively, at the same ten-to-one conversion rate.

     To the Board of Directors and Shareholders
     of Banyan Systems Incorporated:
     ---------------------------------------------------------------------------
     We have audited the accompanying consolidated balance sheets of Banyan Systems Incorporated as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banyan Systems Incorporated as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                       /s/ Coopers & Lybrand L.L.P.
                                       Coopers & Lybrand L.L.P.

     Boston, Massachusetts
     January 27, 1998,
     except as to the information presented in Note Q, for which the date is March 6, 1998

     -----------------------
     Selected Financial Data
     -----------------------


     Years Ended December 31,                                      1997       1996        1995        1994       1993
    -----------------------------------------------------------------------------------------------------------------------
     (in thousands, except per share amounts)
     Statement of operations data:
       Revenues:
         Software                                             $  57,849  $  87,281  $  105,160  $  118,899  $  94,231
         Services                                                15,796     16,456      21,059      20,444     18,559
         Hardware                                                   697      1,687       3,464      10,770     14,980
---------------------------------------------------------------------------------------------------------------------------
           Total revenues                                        74,342    105,424     129,683     150,113    127,770
      (Loss)/income from operations                             (16,552)   (19,085)    (34,201)      5,541     19,630
       Net (loss)/income                                        (16,908)   (27,030)    (21,360)      4,987     12,962
       Net (loss)/income per share:/1/
         Basic                                                $   (0.97) $   (1.59) $    (1.27) $     0.29  $    0.76
         Diluted                                              $   (0.97) $   (1.59) $    (1.27) $     0.27  $    0.70
     Balance sheet data:
       Working capital                                        $  (2,732) $  (1,513) $    9,534  $   30,602  $  50,477
       Total assets                                              42,928     69,532     106,309     124,960    121,984
       Long-term obligations, less current maturities                 -          -           -          61          -
           Total shareholders' equity                             5,077     20,322      44,342      73,879     79,412

     -------------------------------------------
     Quarterly Financial Information (unaudited)
     -------------------------------------------

     1997 Quarter Ended                                           Dec. 31       Sept. 30       June 30       March 31
    ---------------------------------------------------------------------------------------------------------------------------
     Revenues:
       Software                                               $    13,278    $    14,614   $    13,692    $    16,265
       Services                                                     4,931          3,996         3,216          3,653
       Hardware                                                       187            232           165            113
     ---------------------------------------------------------------------------------------------------------------------------
         Total revenues                                            18,396         18,842        17,073         20,031
     Income/(loss) from operations/2/,/3/                           2,641            888       (13,693)        (6,388)
     Net income/(loss)/2/,/3/                                       2,380            769       (13,665)        (6,392)
     Net income/(loss) per share:/1/
       Basic                                                  $      0.14    $      0.04   $     (0.79)   $     (0.37)
       Diluted                                                $      0.13    $      0.04   $     (0.79)   $     (0.37)
         Stock prices:/4/
           High                                               $      3.94    $      2.75   $      2.38    $      5.56
           Low                                                $      2.44    $      1.97   $      1.22    $      2.06

     1996 Quarter Ended                                           Dec. 31       Sept. 30       June 30       March 31
     ---------------------------------------------------------------------------------------------------------------------------
     Revenues:
       Software                                               $    12,688    $    23,917   $    25,745    $    24,931
       Services                                                     4,297          3,795         3,895          4,469
       Hardware                                                       177            417           561            532
     ---------------------------------------------------------------------------------------------------------------------------
         Total revenues                                            17,162         28,129        30,201         29,932
    (Loss)/income from operations/5/                              (18,127)        (1,442)          135            349
     Net (loss)/income/5/                                         (26,802)          (783)          186            369
     Net (loss)/income per share:/1/
       Basic                                                  $     (1.56)   $     (0.05)  $      0.01    $      0.02
       Diluted                                                $     (1.56)   $     (0.05)  $      0.01    $      0.02
         Stock prices:/4/
           High                                               $      6.16    $      7.56   $     10.44    $     11.25
           Low                                                $      3.63    $      5.13   $      6.50    $      7.38

  1. Earnings per share data have been restated for all periods presented to reflect the adoption of SFAS 128, "Earnings per Share," as of December 31, 1997.
  2. In the second quarter of 1997, the Company recorded a charge of $9,700 related to restructuring the Company.
  3. In the fourth quarter of 1997, the Company recorded a benefit, reversing $1,700 of unneeded restructuring reserves from prior charges.
  4. The Company's common stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "BNYN." The common stock prices are based on the Nasdaq National Market daily closing stock price.
  5. In the fourth quarter of 1996, the Company recorded a charge of $5,500 related to restructuring the Company, and wrote off deferred tax assets of $8,038.

     The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company's current line of credit prohibits the payment of cash dividends without the consent of the lender. The Company has no present intention to pay dividends. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

     On December 31, 1997, the Company had 9,517 shareholders.