Form 10-K/A, Exhibit 13
period 1997-12-31
BANYAN SYSTEMS INC
filed 1998-04-10
CIK 888711

------------------
1997 Annual Report
------------------

Exhibit 13

--------------------------------------------------------------------------------
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

--------
Overview
--------

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

--------
Revenues
--------
Total revenues for 1997 decreased 29% to $74.3 million, compared with $105.4 million in 1996 and $129.7 million in 1995. The decrease in 1997 was primarily due to lower software revenues. The decrease in 1996 was primarily due to lower software revenues as well as declines in services revenues. The Company's software revenues for 1997 decreased 34% to $57.8 million, compared with $87.3 million in 1996 and $105.2 million in 1995. The decline in software revenues in 1997 was primarily due to lower sales of the Company's VINES and messaging products, as a result of competitive product offerings as well as delays in the delivery of new versions of BeyondMail IM. In addition, the decline in software revenues in 1997 was attributable to a decline in third-party products as a result of the Company's focus on its core product set as part of its restructuring and other activities in the quarter ended June 30, 1997. The decline in software revenues in 1996 was attributable primarily to lower revenues from the Company's VINES offerings and messaging products due to delays in the delivery of extensions, and new and translated versions of VINES and BeyondMail, as well as reduced shipments to reseller and other distribution partners in an effort to reduce worldwide inventories by approximately $15.0 million in 1996. The Company's services revenues for 1997 decreased 4% to $15.8 million, compared with $16.5 million in 1996 and $21.1 million in 1995. The decrease in services revenues in 1997 was attributable to lower revenues from education services. The decrease was offset in part by increases in revenues from consulting services delivered by the Company, particularly in the second half of 1997. The decline in services revenues in 1996 was primarily attributable to lower revenues from education services and end-user support contracts. Hardware revenues declined 59% in 1997 to $0.7 million, compared with $1.7 million in 1996 and $3.5 million in 1995, due to the phase-out of the Company's hardware business.

--------------------------------------------------------------------------------
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

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

-------------
Gross Margins
-------------

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

------------------
Operating Expenses
------------------

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

--------------------------------------------------------------------------------
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

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

----------------------
Other Income/(Expense)
----------------------

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

------------
Income Taxes
------------

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

-------------
Other Matters
-------------

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

--------------------------------------------------------------------------------
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
                          Consolidated Balance Sheets
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

--------------------------------------------------------------------------------
                     Consolidated Statements of Operations
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

--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
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

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



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

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

     In 1996, the Company entered into an agreement with America Online Inc.
     (AOL) and Digital City Inc. (DCI) to sell minority interests in the Company's subsidiary, Switchboard Incorporated, to AOL and DCI. Pursuant to this agreement, AOL and DCI invested a total of $3,000,000 in Switchboard Incorporated and currently hold a combined equity interest of 10%. At December 31, 1996, $2,299,000 in cash and cash equivalents in the consolidated balance sheet were restricted for use in funding Switchboard activities. These funds were expended in 1997. AOL and DCI's collective minority interest in the net loss of Switchboard is deducted from net income on a pro rata basis. For the year ended December 31, 1997, revenue and expenses were approximately $709,000 and $5,112,000, respectively. For the year ended December 31, 1996, revenue and expenses were approximately $170,000 and $1,479,000, respectively. AOL and DCI's collective minority interest in Switchboard's assets and liabilities is shown net in the consolidated balance sheet. At December 31, 1997, assets and liabilities for Switchboard Incorporated were approximately $1,510,000 and $3,790,000, respectively. At December 31, 1996, assets and liabilities were approximately $3,792,000 and $871,000, respectively.

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

                       REPORT OF INDEPENDENT ACCOUNTANTS



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