Form 10-K, Exhibit 13
period 1998-12-31
BANYAN SYSTEMS INC
filed 1999-03-31
CIK 888711

                                                                      EXHIBIT 13

Management's Discussion and Analysis
  of Financial Condition and Results of Operation
--------------------------------------------------------------------------------

Banyan Systems Incorporated, founded in 1983, is a leading provider of advanced enterprise solutions that integrate multi-vendor networking environments and helps people communicate across enterprise networks, intranets and the Internet by creating highly reliable, easily managed and secure global networks. The Company's primary software products include StreetTalk for Windows NT,(R) VINES,(R) Intelligent Messaging,(TM) BeyondMail,(R) Banyan Intranet Connect(R) and several third-party networking solutions. I addition, the Company provides co-existence and migration services, secure and remote access for business applications and tools to deploy and manage intranets, directories and messaging. The Company's primary service offerings include network consulting, management and integration services; directory planning, design and integration; network monitoring and support; and technical support and education. In addition, the Company's majority-owned subsidiary, Switchboard Incorporated ("Switchboard"), hosts one of the Internet's leading people-to-people and business directory services aimed at generating advertising revenues from major domestic corporations and local merchants.

Since 1995, the Company's software revenues have been in a state of decline primarily due to competitive pressures in the network operating system and electronic messaging markets. Although the Company made progress in expanding its network solutions and further establishing its Internet products identity with the introduction of its intranet suite of products and expansion of its Switchboard business, the Company's operating results for 1996 and 1997 were negatively impacted by a number of factors, including the aforementioned introduction of new competitive product offerings by other vendors, an effort by the Company to reduce its worldwide channel inventories and delays in delivery of several products, as well as translated versions of these products. To address these factors, the Company restructured its operations in the quarter ended December 31, 1996 and implemented a further reorganization in the quarter ended June 30, 1997, following the hiring of a new chief executive officer in February 1997. The 1997 reorganization, which was intended to stabilize and rejuvenate the business, and ultimately achieve sustainable, long-term profitable growth, resulted in a 22% reduction of the Company's work force, and consolidated facilities and product lines in order to balance expenses with expected revenues. As a result of the reorganization efforts, Banyan finished 1997 by achieving profitability in both the third and fourth quarters, and continued that trend through 1998. In addition, the Company strengthened its balance sheet in March 1998 through a $10.0 million equity investment from HarbourVest Partners to support its efforts to stabilize and rejuvenate its business.

During 1998, the Company focused its efforts on expanding its network services business initiatives, ensuring its software product offerings were year 2000-ready, initiating new vendor relationships to offer new enterprise networking and intranet solutions, and growing its Switchboard revenues through direct selling efforts and strategic partnering. As a result of these initiatives, the Company was able to stabilize its revenue performance in 1998 at $75.2 million versus revenue of $74.3 million in 1997 by offsetting declines in its traditional software product revenues with increases in services revenues and Internet advertising revenues from Switchboard as well as additional software revenues from its intranet and third-party product offerings. The Company also reported its first profitable year in 1998 since fiscal 1994. Excluding one-time charges in 1998 and 1997, net income for the year ended December 31, 1998 was $2.5 million, or $0.11 per share, as compared to a net loss in 1997 of $8.9 million, or $0.51 per share.



Results of Operations
---------------------
Revenues
--------

Software revenues for 1998 decreased 27% to $43.0 million, compared with $58.5 million in 1997 and $89.0 million in 1996. The decline in software revenues in 1998 was primarily due to lower levels of sales of the Company's VINES and messaging products, primarily as a result of competitive product offerings, offset in part by an increase in sales of third-party products. The decline in software revenues in 1997 was primarily due to lower levels of sales of the Company's VINES offerings and messaging products as a result of competitive product offerings as well as delays in the delivery of new versions of BeyondMail IM. In addition, the decline in software revenues in 1997 was attributable to a decline in third-party products.

Services revenues for 1998 increased 71% to $25.7 million, compared with $15.1 million in 1997 and $16.3 million in 1996. The increase in services revenues in 1998 was attributable primarily to additional revenues generated from consulting services and an increase in customer support revenues, offset in part by a decrease in revenues from education services. The decrease in services revenues in 1997 was attributable to lower education revenues due to delays in the delivery of certain new product offerings. The decrease was offset in part by increases in revenues from consulting services delivered by the Company, particularly in the second half of 1997.

Management's Discussion and Analysis
  of Financial Condition and Results of Operation
--------------------------------------------------------------------------------

Internet advertising revenues for 1998 increased $5.8 million to $6.5 million, compared with $0.7 million in 1997 and $0.2 million in 1996. The increase in Internet advertising revenues in both 1998 and 1997 was primarily due to increased yellow pages advertising revenues related to major sponsorships generated by Switchboard.


North American revenues for 1998 decreased 2% to $51.8 million, compared with $53.0 million in 1997 and $79.9 million in 1996. The decrease in 1998 was primarily due to a decrease in revenues from the Company's VINES and messaging products, offset in part by an increase in sales, services and third-party products. The decrease in 1997 was attributable primarily to lower revenues from the Company's VINES products and messaging products as well as reduced shipments to third-party distribution partners in an effort to reduce channel inventories. International revenues for 1998 increased 10% to $23.4 million, compared with $21.3 million in 1997 and $25.6 million in 1996. The increase in 1998 was primarily the result of increased revenues from consulting services and customer support, offset in part by a decrease in revenues from the Company's VINES and messaging products, and delayed purchasing decisions in Southeast Asia due to economic uncertainty in the region from financial market instability. The decrease in 1997 was due to lower revenues in Asia Pacific/Japan primarily due to channel inventory reduction efforts, particularly in Japan, and delayed purchasing decisions in Southeast Asia due to economic uncertainty in the region from financial market instability in the fourth quarter of 1997.


Gross Margins
-------------

Gross margins for software in 1998 were 84.3%, or $36.2 million, compared with 88.1%, or $51.6 million, in 1997 and 87.3%, or $77.6 million, in 1996. The decrease in gross margin percentage in 1998 was primarily due to an increase in lower-margin, third-party sales and a decrease in sales of higher-margin VINES and messaging products. The decreases in gross margin dollars in 1998 and 1997 were primarily due to the decline in software revenues. The increase in gross margin percentage in 1997 was primarily due to a lower proportion of product revenues from sales of lower-margin, third-party products as well as cost reduction efforts. Cost of software revenues consist of product media, documentation, manufacturing costs and amortization of capitalized software.


Gross margins for services in 1998 were 36.9%, or $9.5 million, compared with 34.5%, or $5.2 million, in 1997 and 17.5%, or $2.8 million in 1996. The increases in gross margin percentage and dollars in 1998 were primarily due to increased revenues from consulting services and customer support, offset in part by an increase in delivery personnel and related costs to expand consulting services. The increases in gross margin percentages and dollars in 1997 were primarily due to lower personnel costs as a result of the reduction in force as part of the Company's reorganizations in the quarters ended December 31, 1996 and June 30, 1997. Cost of services revenues consists primarily of customer support costs, including Technical Response Centers, third-party field service costs, costs of training materials and personnel.


Gross margins for Internet advertising were 69.3%, or $4.5 million, compared with $(0.1) million in 1997 and $0.1 million in 1996. The increase in gross margin dollars and percentage in 1998 was due to an increase in advertising revenues generated by Switchboard, offset in part by an increase in variable costs related to advertising arrangements. The decrease in gross margin percentage and dollars in 1997 was primarily due to an increase in overhead costs, offset in part by an increase in advertising revenues. Cost of Internet advertising revenues consists primarily of data communications, labor, and depreciation expenses related to the operation of the Switchboard Internet Web site as well as fees for personal and business names and listings.


Operating Expenses
------------------

Sales and marketing expenses decreased 23% to $30.8 million in 1998, compared with $40.2 million in 1997 and $60.8 million in 1996. The decrease in 1998 was due primarily to lower sales staffing and personnel costs as a result of the reduction in force as part of the Company's reorganization efforts in the quarter ended June 30, 1997, as well as redeployment of staff into the Company's expanded consulting services activities. Partially offsetting these decreases was increased promotional investment in the Internet advertising segment intended to increase site traffic. The decrease in 1997 was primarily due to lower sales and marketing staffing and personnel costs as a result of the reduction in work force as part of the Company's reorganization efforts in the quarters ended December 31, 1996 and June 30, 1997. In addition, variable sales costs, including commissions, decreased due to lower revenues in 1997. Sales and marketing expenses as a percentage of revenues were 41%, 54% and 58% for 1998, 1997 and 1996, respectively.

Product development expenses decreased 32% to $10.9 million in 1998, compared with $15.9 million in 1997 and $21.9 million in 1996. The decrease in 1998 was primarily due to lower staffing levels as a result of the reduction in

Management's Discussion and Analysis
  of Financial Condition and Results of Operation
--------------------------------------------------------------------------------



force as part of the Company's reorganization efforts in the quarter ended June 30, 1997. The decrease in 1997 was primarily due to lower staffing and a focus on the Company's core product set, as a result of the Company's reorganization efforts in the quarters ended December 31, 1996 and June 30, 1997. The Company has focused its product development resources on enhancing its existing product offerings, Internet-related product initiatives, and Switchboard technology and services. Additionally, the Company has employed resources to address year 2000 compliance. The Company has modified and tested its current product offerings for year 2000 compliance issues as of December 31, 1998. During 1997 and 1996, the Company capitalized $0.5 million and $2.3 million of software costs, which represented 3% and 10% of total product development expenditures respectively. There were no amounts capitalized in 1998, as amounts qualifying for capitalization were not material. Product development expenses as a percentage of revenues were 14%, 21% and 21% for 1998, 1997 and 1996, respectively.

General and administrative expenses decreased 29% to $6.4 million in 1998, compared with $9.1 million in 1997 and $11.5 million in 1996. The decrease in 1998 was primarily due to lower staffing levels as a result of the reduction in force as part of the Company's reorganization efforts in the quarter ended June 30, 1997. The decrease in 1997 was primarily due to lower administrative and personnel costs as a result of the reduction in staffing as part of the Company's reorganization efforts in the quarters ended December 31, 1996 and June 30, 1997. General and administrative expenses as a percentage of revenues were 9%, 12% and 11% for 1998, 1997 and 1996, respectively.


On May 18, 1998, Switchboard acquired the MapsOnUs Web site and Internet mapping technology from Lucent Technologies Incorporated. The purchase price of $1.6 million was was composed of $0.5 million in cash paid to Lucent upon closing and a note payable of $1.1 million to be paid over a two year period. A charge was recorded based on the Comapny's assessment of the value of the asset at the time of purchase. The Company was required to incur costs in developing and integrating the technology into its Switchboard Web site in order to generate future revenue from the technology.


In 1997, the Company recorded net pre-tax restructuring and other charges of $8.0 million, composed primarily of $1.4 million for severance costs related to the reduction of approximately 22% of the Company's work force, $1.7 million for the write-off of idle assets related to the restructuring, and $4.9 million for costs related to facility and product line consolidation. As of December 31, 1997, the 1997 restructuring resulted in 78 employee separations. The actions relating to this restructuring were substantially completed in 1997.


In 1996, the Company recorded a pre-tax restructuring charge of $5.5 million, composed of $1.4 million for closure or consolidation of leased facilities, $3.2 million for severance and related costs and $0.9 million for the write-off of idle assets related to the restructuring. During 1996, the restructuring resulted in 70 employee separations. The actions relating to this restructuring were substantially completed in 1997.


Other Income/(Expense)
----------------------

Other income/(expense) increased to $1.0 million in 1998 compared with $(0.1) million in 1997 and $1.1 million in 1996. The increase in 1998 was primarily due to a decrease in foreign exchange losses when compared to 1997, as well as an increase in available funds invested in marketable securities. The decrease in 1997 was due primarily to foreign exchange losses related to weakened local currencies in Asia Pacific/Japan subsidiaries.


Income Taxes
------------

No tax provision, other than that required for foreign income and foreign withholding taxes, was recorded for 1998 and 1997 due to the Company's previously recorded net operating losses. Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company's recent results of operations and concluded that it is more likely than not that the deferred tax assets will not be fully realizable. Accordingly, deferred tax assets as of December 31, 1998 and 1997 have been fully reserved. Management re-evaluates the positive and negative evidence on a quarterly basis. The effective tax provision for 1998 was 34%. The Company's effective income tax provision was 1.5% in 1997, compared with 50% in 1996. The effective tax rate for 1996 was principally affected by the establishment of a valuation allowance for previously recorded deferred tax assets of $8.0 million based upon management's assessment of future realizability of these assets per Statement of Accounting Standards ("SFAS") No.
109. Management has considered recent results of operations and concluded that it is more likely than not that the deferred tax assets will not be fully realizable. Additionally, losses were not benefited in 1996 and certain foreign taxes were included in the tax provision.

Management's Discussion and Analysis
  of Financial Condition and Results of Operation
--------------------------------------------------------------------------------


Other Matters
-------------

On January 11, 1999, the Company announced a strategic alliance with Microsoft(R) Corporation ("Microsoft") to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. Under the agreement, Microsoft has committed to contribute $10.0 million over a three-year period. The first of three payments to be made by Microsoft to the Company was received in January of 1999 in the amount of $5.9 million. The funding's intended use is for the training of at least 500 professionals, marketing and product development as well as the purchase of 1.75 million common stock warrants. The common stock warrants are subject to a three-year lock-up provision, subject to continuation of the alliance, and have an exercise price of $10.00 per share. As of December 31, 1998, the shares of common stock issuable upon the exercise of Microsoft's warrants represent approximately 7.5 percent ownership in the Company.


In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

In December 1998, the AcSEC issued SoP 98-9, "Modification of SoP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," which will retain the limitations of SoP 97-2 on what constitutes vendor specific objective evidence of fair value. SoP 98-9 will be effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not expect SoP 98-9 to have a material effect on its financial position or results of operations.


Factors Affecting Future Operating Results
------------------------------------------

Certain of the information contained in this Annual Report, including information with respect to the Company's plans and strategy for its business, statements relating to the sufficiency of cash and cash equivalent balances, anticipated expenditures, the intended effects of the Company's restructurings, sales and marketing, product development efforts and the expected timetable and costs relating to the Company's Year 2000 readiness (as described below under the heading "Year 2000 Readiness Disclosure"), consists of forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "expects," "anticipates," "plans," and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the factors listed under "Year 2000 Readiness Disclosure," as well as the following factors:


The Company is evolving its strategic focus, seeking to decrease its reliance on its traditional networking software products while devoting additional resources to its network services business. As part of this strategy, on January 11, 1999 the Company announced a strategic alliance with Microsoft to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. The agreement contains various obligations and milestones that must be met by the Company, including the certification of 500 Microsoft-trained professionals. The failure of the Company to meet such obligations and milestones could result in a termination of the agreement, which could have a material adverse effect on the Company. In addition, the Company's future success will depend in part upon its ability to continue to grow its network services business, acquire additional network services customers and adapt to changing technologies and customer requirements. Any failure to do so could have a material adverse effect on the Company. There can be no assurance the Company will be successful in its new strategic focus.


In 1998 and 1997, a majority of the Company's network sales were to existing customers for upgrade, expansion of their networks, or consulting delivery. The Company's results will depend on its ability both to continue to sell products for use in networks of existing customers and to attract new customers for the Company's products and services. There can be no assurance that the Company will be successful in its sales and marketing efforts. In addition, in 1998 and 1997, the Company experienced extended selling cycles due to competitive products introduced by other vendors, an increase in multi-year customer agreements and longer evaluations of operating systems and hardware platforms by potential customers. The Company expects that extended selling cycles will continue to affect the Company's operating results for the foreseeable future.

The Company's results are partially dependent on its ability to enhance existing products and introduce new products on a timely basis, and to achieve market acceptance for such enhanced and new products. The Company introduced Year 2000-compliant versions of its VINES and StreetTalk for Windows NT products in April 1998. In April 1998, the Company also introduced the Banyan Intranet Messaging Suite, a product which when added to a customer's StreetTalk for Windows NT network, can deploy a variety of standards-based mail clients while maintaining a unified messaging back-end and enterprise directory service. In June 1998, the Company introduced LDAP version 3.0 support for StreetTalk, a year 2000-ready network service that provides access to Banyan's StreetTalk directory services from LDAP-enabled applications. In August 1998, the Company entered into an agreement with Netegrity Incorporated to develop and sell Banyan SiteMinder, a product that enables administrators to control user access to Web applications from a central location and provides end users with single sign-on to personalized Web content. Failure of any of these products to achieve market acceptance could have a material adverse effect on the Company's future results of operations.

The Company has invested significant resources to develop products and services to bring the Company's directory and messaging capabilities to Internet users. In 1996, the Company, through Switchboard, introduced Switchboard, a directory service for Internet users. The Company has limited experience in developing or selling products for the Internet, and the success of the Company will depend in part on its ability to enter into strategic alliances with other Internet providers.


A substantial percentage of the traffic on the Switchboard Internet Web site in 1998 was attributable to the Company's marketing arrangements with America Online, Inc. ("AOL"), a minority owner of Switchboard Incorporated. Accordingly, a substantial percentage of Switchboard Internet advertising revenues in 1998 were generally dependent on the marketing arrangements with AOL. In August 1998, the Company announced that the White Pages contract between Switchboard and AOL would not be renewed at the end of November 1998. On December 10, 1998, the Company announced that the Yellow Pages contract between Switchboard and AOL would not be renewed at the end of 1998. The Company estimates that AOL's customers accounted for approximately 45 percent of its overall traffic and 30 percent of its total advertising revenues in 1998. There can be no assurance the termination of these arrangements with AOL will not have material adverse effect on the Company.

In May 1998, Switchboard acquired the MapsOnUs Web site and Internet mapping technology from Lucent Technologies Incorporated. Any delay in integrating the MapsOnUs technology into Switchboard, or any delay in developing additional or enhanced products and services for the Internet or failure of its Internet products and services to achieve increased market acceptance could have a material adverse effect on the Company's future results of operations.

In 1998, international revenues accounted for 31% of the Company's total revenues. The Company's results of operations in 1998 were adversely affected by the global economic uncertainty, and in particular, the financial market instability in Asia. There can be no assurance such uncertainty will not continue to adversely affect the Company's operating results. On January 1, 1999, the participating member countries of the European Union adopted the Euro as the common legal currency and fixed conversion rates between their existing sovereign currencies and the Euro. The Company believes the Euro conversion will not have a material impact on its operations.


Because of the foregoing factors, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period-to-period in the future.

Year 2000 Readiness Disclosure
------------------------------

The following statement shall be considered a Year 2000 readiness disclosure to the maximum extent allowed under the Year 2000 Information and Readiness Disclosure Act.

In the past, many information technology products were designed with two digit year codes that did not recognize century and millenium fields. As a result, these hardware and software products may not function or may give incorrect results beginning in the year 2000. In order to address this issue, such hardware and software products must be upgraded or replaced in order to correctly process dates beginning in the year 2000.

Management's Discussion and Analysis
  of Financial Condition and Results of Operation
--------------------------------------------------------------------------------

The Company has created a company-wide year 2000 team to identify and resolve year 2000 issues. The Company's year 2000 compliance program has identified three potential areas of impact for review: (i) the software, information and non-information systems used in the Company's internal business systems; (ii) the Company's software offered to customers; and (iii) third-party vendors, manufacturers and suppliers of products used in the Company's internal systems or distributed with the Company's products. The Company has identified and is testing its main internal systems and expects to complete testing by mid-1999. Currently, the testing is approximately 75% complete. During 1999, the Company expects to complete implementation of any needed year 2000-related modifications to its information systems.


The Company is also in the process of communicating with its main suppliers of technology products and services used in its internal systems regarding the year 2000 status of such products or services. Based upon these communications, the Company is considering the suppliers' year 2000 preparedness in the Company's decision to continue to deploy or migrate from these technology products or services. In addition, the Company is currently assessing its internal non-information technology systems, and expects to complete testing and any needed modifications to these systems in mid-1999. The Company has not yet developed a comprehensive contingency plan to address situations that may result if the Company is unable to achieve year 2000 readiness of its critical operations. The Company expects in mid-1999 to finalize its assessment of and contingency planning for potential operational or performance problems related to year 2000-related issues with its information systems.

The Company's total cost relating to these activities has not been and is not expected to be material to the Company's financial position, results of operations, or cash flows. The Company's preliminary assessment is that the cost of completing the Company's year 2000 compliance program will be approximately $250,000, which does not include amounts related to the diversion of internal resources including, without limitation, employee salaries, which amount the Company has yet to fully quantify. The Company has and expects to continue to fund its year 2000 compliance program from operating cash flows and does not expect to separately account for these costs. The Company believes that necessary modifications to its systems and products will be made on a timely basis. However, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of such modifications, or that the Company's suppliers will adequately prepare for the year 2000 issue. It is possible that any such delays, increased costs, or supplier failures could have a material adverse impact on the Company's operations and financial results, by, for example, impacting the Company's ability to deliver products or services to its customers.


The Company's year 2000 effort has included testing products currently or recently on the Company's price list for year 2000 issues. Products have been and are expected to continue to be tested internally. Generally, for products that were identified as needing updates to address year 2000 issues, the Company has prepared or is preparing updates, or has discontinued or will discontinue the product. Currently, this testing is approximately 95% complete. Some of the Company's customers are using product versions that the Company will not support for year 2000 issues; the Company is attempting to notify customers of these year 2000 issues and is encouraging these customers to migrate to current product versions that are year 2000 ready. There can be no assurance the Company will be successful in migrating these customers to the year 2000-compliant products of the Company.

For third-party products that the Company distributes with its products, the Company has sought information from the product manufacturers regarding the products' year 2000 readiness status. Customers who use the third-party products are directed to the product manufacturer for detailed year 2000 status information. On its year 2000 Web site at www.banyan.com, the Company provides information regarding which of its products are year 2000 ready and other general information related to the Company's year 2000 efforts. The Company's total costs relating to these activities has not been and is not expected to be material to the Company's financial position or results of operations.


The Company believes its current products, with any applicable updates, are well-prepared for year 2000 data issues, and the Company plans to support these products for data issues that may arise related to the year 2000. However, there can be no guarantee that one or more of the Company's products do not contain year 2000 date issues. The most reasonably likely worst case scenarios would include (i) corruption of data contained in the Compnay's information systems, (ii) hardware failure and (iii) the failure of infrastructure services provided by third parties (e.g. electricity, phone service, etc.)

Because the Company is in the business of selling software products, the Company's risk of being subjected to lawsuits relating to year 2000 issues with its software products is likely to be greater than that of companies in other industries. Because computer systems may involve different hardware, firmware and software components from different manufacturers, it may be difficult to determine which component in a computer system may cause a year 2000 issue. As a result, the Company may be subjected to year 2000-related lawsuits independent of whether its products and services are year 2000 ready. The outcome of any such lawsuit and the impact on the Company cannot be predicted. Any year 2000 problems in the Company's products could also result in delay or loss of revenue, diversion of development resources, damage to the Company's reputation, or increased service or warranty costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

The foregoing discussion of the Company's Year 2000 readiness contains forward-looking statements, including estimates of the timeframes and costs for addressing the known Year 2000 issues confronting the Company, and is based on management's current estimates, which were derived using numerous assumptions. There can be no assurance that these estimates will be achieved, and actual events and results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel with required remediation skills, the ability of the Company to identify and correct all relevant computer code and the success of third parties with whom the Company does business in addressing their Year 2000 issues.


Liquidity and Capital Resources
-------------------------------

At December 31, 1998, cash and cash equivalents combined with marketable securities were $22.3 million, compared with $10.9 million at December 31, 1997. Cash and cash equivalents increased $8.5 million from December 31, 1997, resulting in a cash balance of $15.2 million at December 31, 1998. The increase was due primarily to the net proceeds of $9.5 million from an equity investment by HarbourVest Partners LLC, depreciation and amortization of $4.7 million, proceeds from stock plan purchases and stock options of $2.6 million and net income for the year of $1.1 million, offset in part by an increase in accounts receivable of $4.4 million, net purchases of marketable securities of $2.9 million and capital expenditures of $1.4 million. Working capital increased to $10.2 million at December 31, 1998 from a deficit of $2.7 million at December 31, 1997.

In April 1997, the Company announced a reorganization of its operations. As a result of the reorganization, the Company recorded net pre-tax restructuring and other charges of $8.0 million in 1997. The restructuring and other charges are expected to reduce cash flow by approximately $3.1 million, of which $3.0 million had been expended through December 31, 1998. The Company expended $0.3 million in 1998, and expects to expend $0.3 million in 1999 related to the 1997 restructuring. Management believes that remaining accrued balances are adequate to cover future expenditures associated with the 1997 and 1996 restructuring and other charges.

On September 4, 1997, the Company entered into a $15.0 million line of credit agreement (the "Credit Agreement") with Foothill Capital Corporation ("Foothill"). In general, the Company's obligations under the Credit Agreement bear interest at the variable base rate per annum of Norwest Bank Minnesota, National Association. The Credit Agreement has a three-year initial term. Foothill was granted warrants to purchase 75,000 and 50,000 and will be granted warrants to purchase 25,000 shares of the Company's common stock at the then current fair market value on September 4, 1997, 1998 and 1999, respectively. On January 12, 1999, Foothill exercised its warrant to purchase 75,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 58,603 shares to Foothill. There were no amounts outstanding under the line of credit agreement during the years ended December 31, 1998 and 1997.


On January 11, 1999, the Company announced a strategic alliance with Microsoft. As part of the agreement, Microsoft has committed to contributing $10.0 million to the Company over a three-year period to fund the training of at least 500 professionals, marketing and development costs as well as the purchase of 1.75 million common stock warrants. The first of three payments to be made by Microsoft to the Company was received in January 1999 in the amount of $5.9 million. The remaining two payments totaling $4.1 million are expected to be received on or before December 31, 1999 and 2000 (see Note Q).


The Company believes that existing cash and marketable securities, combined with cash expected to be generated from operations and an available line of credit, will be sufficient to fund the Company's operations through at least the next twelve months.

Consolidated
  Balance Sheets
--------------------------------------------------------------------------------

December 31,                                                                                              1998            1997
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)

Assets
  Current assets:
    Cash and cash equivalents                                                                        $  15,160        $  6,674
    Marketable securities                                                                                4,052           4,202
    Accounts receivable, less allowances of $2,917 and $3,721, respectively                             21,392          16,960
    Inventories                                                                                            890           1,023
    Other current assets                                                                                 3,808           3,113
    ----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                              45,302          31,972
  Property and equipment, net                                                                            4,950           5,810
  Marketable securities                                                                                  3,076              --
  Other assets, net of accumulated amortization of $2,669 and $3,770, respectively                       2,882           5,146
--------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                                   $  56,210        $ 42,928
      --------------------------------------------------------------------------------------------------------------------------

Liabilities
  Current liabilities:
    Accounts payable                                                                                 $   3,861        $  2,039
    Accrued compensation                                                                                 4,137           5,222
    Accrued expenses                                                                                     6,741           6,165
    Accrued costs for restructuring and other charges                                                      710             939
    Other current liabilities                                                                              626             270
    Note payable                                                                                            --           1,139
    Deferred revenue                                                                                    18,430          18,930
    Long-term debt, current portion                                                                        548              --
    ----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                         35,053          34,704
  Commitments and contingencies
  Software license payable, non-current                                                                    150             590
  Long-term debt                                                                                           600              --
  Minority interests in consolidated subsidiaries                                                        2,008           2,557

Shareholders' Equity
  Convertible preferred stock, $.01 par value; authorized 1,000,000 shares;
    issued and outstanding 263,158 and none, respectively                                                    3              --
  Common stock, $.01 par value; authorized 35,000,000 shares; issued and
    outstanding 20,818,982 and 19,346,677 shares, respectively                                             208             193
  Additional paid-in capital                                                                            79,485          66,020
  Unearned compensation                                                                                 (1,326)             --
  Accumulated deficit                                                                                  (31,585)        (32,700)
  Accumulated other comprehensive income                                                                   178             128
  Treasury stock at cost; 1,848,000 shares                                                             (28,564)        (28,564)
  ------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                                        18,399           5,077
      --------------------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                                   $  56,210        $ 42,928
        ------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated
  Statements of Operations
--------------------------------------------------------------------------------

Three Ended December 31,                                                             1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------

(in thousands, except per share amounts)
Revenues:
        Software                                                             $     42,966    $     58,546     $    88,968
        Services                                                                   25,743          15,087          16,286
        Internet advertising                                                        6,513             709             170
        -----------------------------------------------------------------------------------------------------------------

                Total revenues                                                     75,222          74,342         105,424

Cost of Revenues:
        Software                                                                    6,730           6,939          11,332
        Services                                                                   16,245           9,889          13,441
        Internet advertising                                                        1,999             852              29
        -----------------------------------------------------------------------------------------------------------------

                Total cost of revenues                                             24,974          17,680          24,802
                ---------------------------------------------------------------------------------------------------------


Gross profit                                                                       50,248          56,662          80,622

Operating Expenses:
        Sales and marketing                                                        30,821          40,236          60,811
        Product development                                                        10,890          15,909          21,875
        General and administrative                                                  6,412           9,069          11,521
        Other charges                                                               1,400           8,000           5,500
        -----------------------------------------------------------------------------------------------------------------

                Total operating expenses                                           49,523          73,214          99,707
                ---------------------------------------------------------------------------------------------------------


Income/(loss) from operations                                                         725         (16,552)        (19,085)

Other Income/(Expense):
        Interest income                                                               793             482           1,088
        Minority interest                                                             549             847             571
        Interest expense                                                             (122)            (96)            (80)
        Other, net                                                                   (257)         (1,334)           (511)
        ------------------------------------------------------------------------------------------------------------------

                Total other income/(expense)                                          963            (101)           1,068
                ----------------------------------------------------------------------------------------------------------


Income/(loss) before taxes                                                          1,688         (16,653)         (18,017)
Provision for income taxes                                                            573             255            9,013
--------------------------------------------------------------------------------------------------------------------------

Net income/(loss)                                                            $      1,115     $   (16,908)    $    (27,030)
--------------------------------------------------------------------------------------------------------------------------


Net Income/(Loss) per Share:
                Basic                                                        $       0.06     $      (0.97)   $      (1.59)
                Diluted                                                      $       0.05     $      (0.97)   $      (1.59)
Weighted average number of common
  and common equivalent shares outstanding:
                Basic                                                              18,085           17,367          16,947
                Diluted                                                            22,377           17,367          16,947


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated
  Statements of Shareholders' Equity
--------------------------------------------------------------------------------


Three years ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 Retained     Accumulated
                            Convertible            Additional                   Earnings/           Other                    Total
                              Preferred   Common     Paid-in       Unearned  (Accumulated   Comprehensive   Treasury  Shareholders'
                                  Stock    Stock     Capital   Compensation      Deficit)          Income      Stock        Equity
------------------------------------------------------------------------------------------------------------------------------------

(in thousands)
Balance, December 31, 1995         $ --    $ 186    $ 62,347      $      --     $  11,238         $ (865)   $(28,564)     $  44,342
   Net loss                                                                       (27,030)                                  (27,030)

   Foreign currency
    translation adjustment                                                                           845                        845
   Change in net
    unrealized gain/(loss)
    on investments                                                                                   (73)                       (73)

   Comprehensive income                                                                                                     (26,258)

   373,728 shares of
    common stock issued
    under stock and option
    plans including
    related tax benefits                       4       2,234                                                                  2,238
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           --      190      64,581             --       (15,792)           (93)    (28,564)        20,322
   Net loss                                                                       (16,908)                                  (16,908)

   Foreign currency
    translation adjustment                                                                           159                        159
   Change in net
    unrealized gain/(loss)
    on investments                                                                                    62                         62
   Comprehensive income                                                                                                     (16,687)

   349,795 shares of
    common stock issued
    under stock and option
    plans including
    related tax benefits                       3       1,439                                                                  1,442
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997           --      193      66,020             --       (32,700)           128     (28,564)         5,077
   Net income                                                                       1,115                                     1,115
   Foreign currency
    translation adjustment                                                                            42                         42
   Change in net
    unrealized gain/(loss)
    on investments                                                                                     8                          8
   Comprehensive income                                                                                                       1,165
   1,472,305 shares of
   common stock issued
   under stock and option
   plans including
   related tax benefits                       15       2,542                                                                  2,557
263,158 shares of
  convertible preferred
  stock issued                        3                9,497                                                                  9,500
Unearned compensation                                  1,426         (1,426)                                                    --
Amortization of unearned
  compensation                                                          100                                                    100
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         $  3    $ 208    $ 79,485      $  (1,326)    $ (31,585)        $  178    $(28,564)     $  18,399
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated
  Statements of Cash Flows
--------------------------------------------------------------------------------

Three Ended December 31,                                                             1998              1997                   1996
------------------------------------------------------------------------------------------------------------------------------------

(in thousands)
Cash Flows from Operating Activities:
        Net income/(loss)                                                   $       1,115   $       (16,908)        $       (27,030)

        Adjustments to reconcile net income/(loss) to net cash
                provided by/(used in) operating activities:
                        Depreciation and amortization                               4,662             7,847                   8,928
                        Other charges, noncash portion                              1,400             5,835                   1,852
                        Amortization of unearned compensation                         100                --                      --
                        Changes in operating assets and liabilities, net of
                                affect of acquisition:
                        (Increase)/decrease in accounts receivable                 (4,370)            2,475                   4,521
                        Decrease/(increase) in inventories                            192             1,335                    (292)

                        Decrease in income tax receivable                              --                --                   6,042
                        Increase/(decrease) in other current assets                  (327)            1,214                    (576)

                        (Increase)/decrease in other noncurrent assets               (125)              195                      68
                        Increase/(decrease) in accounts payable
                                and accrued compensation and expenses                 707            (4,056)                 (2,893)

                        (Decrease) in accrued costs for restructuring
                                and other charges                                    (873)           (3,549)                 (5,149)

                        (Decrease)/increase in other current liabilities              (69)             (186)                  1,085
                        Decrease in deferred taxes                                     --                --                   9,926
                        (Decrease) in deferred revenue                               (483)             (921)                 (2,448)

                        (Decrease) in other liabilities                              (724)             (787)                   (211)

                        ------------------------------------------------------------------------------------------------------------

        Net cash provided by/(used in) operating activities                         1,205            (7,506)                 (6,177)


Cash Flows from Investing Activities:
        Capital expenditures                                                       (1,420)           (1,328)                 (5,683)

        Purchases of investments in unconsolidated affiliates                          --               --                   (2,001)

        Acquisition of technology                                                    (500)              --                       --
        Acquisition of software licenses                                               --              (150)                 (1,125)

        Capitalization of software costs                                               --              (549)                 (2,314)

        (Purchase of)/proceeds from marketable securities, net                     (2,918)            4,435                  10,217
        ---------------------------------------------------------------------------------------------------------------------------
        Net cash (used in)/provided by investing activities                        (4,838)            2,408                    (906)


Cash Flows from Financing Activities:
        Net proceeds from issuance of convertible preferred stock                   9,500                --                      --
        Minority interest equity investments                                           --                50                   3,095
        Proceeds from stock plan purchases, stock options
                and warrants and related tax benefits                               2,557               944                   2,238
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                          12,057               994                   5,333
Effect of exchange rate changes on cash and cash equivalents                           62               165                     (35)

-----------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                8,486            (3,939)                 (1,785)

Cash and cash equivalents at beginning of the year                                  6,674            10,613                  12,398
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                               $       15,160     $       6,674          $       10,613
-----------------------------------------------------------------------------------------------------------------------------------

Supplememtal Disclosures of Cash Flow Information:
        Cash paid during the year for:
                Interest                                                   $           74     $          36          $           20
                Income taxes                                               $          372     $         522          $          688

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

A. Nature of Business
----------------------
   Banyan Systems Incorporated has two reportable segments: Network software and services, and Internet advertising. The Company's network software and services segment designs, develops and markets standards-based networking directory and messaging products that help people communicate across enterprise networks, intranets and the Internet. In addition, the network software and services segment delivers professional services including technical support, education and consulting, including network performance, integration and Year 2000 compliance services. The Company's Internet advertising segment is organized as a majority-owned subsidiary, Switchboard Incorporated ("Switchboard"), and generates advertising revenue through its Internet people-to-people and business directory services. The Company's reportable segments are managed separately because they market and distribute distinct products and services.


B. Summary of Significant Accounting Policies
---------------------------------------------
   Basis of Presentation
   ---------------------
   The consolidated financial statements comprise those of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current method of presentation.

   Cash Equivalents and Marketable Securities
   ------------------------------------------
   In accordance with Statement of Accounting Standards ("SFAS") No. 115, the Company classifies all of its marketable debt and marketable equity securities as available for sale securities. These securities are valued at fair value. Unrealized holding gains and losses are reported as a net amount in a separate component of stockholders' equity (see Note K).

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Those instruments with maturities between three and twelve months are considered to be short-term marketable securities, and investments with maturities of greater than one year are classified as long-term marketable securities. Cash equivalents and marketable securities are carried at market, and consist primarily of U.S. government securities, corporate and municipal issues, and interest bearing deposits with major banks. These investments generally mature within twelve months.


   Inventories
   -----------

   Inventories are stated at the lower of cost (first-in, first-out) or market.

   Property and Equipment
   ----------------------

   Properties and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated asset lives:

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


   Software Development Costs
   --------------------------

   The Company capitalizes costs for internally developed software after technological feasibility of the product are charged to research and development expense. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software costs are amortized, on a product by product basis, ratably over the estimated economic life of the product (generally three years), or the ratio of current gross revenues to total current and expected future gross revenues of the product, whichever is greater.

   The Company evaluates the net realizable value of capitalized software on an ongoing basis, relying on a number of factors including operating results, business plans, budgets, and economic projections and undiscounted cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, project development cycles and changes in management's market emphasis.


   Software Licenses
   -----------------
   The Company has purchased various software licenses for technology that is incorporated in the Company's products. The cost of these licenses, included in other assets, is amortized on a straight-line basis over their estimated useful lives, not to exceed three years (see Note E). Certain of these licenses require royalty payments based on future sales. Such amounts are expensed as incurred.

   The Company has entered into agreements with various third parties to develop or license products. Under the terms of these agreements, the Company is generally required to pay minimum annual royalties commencing upon first customer shipment. Such amounts are expensed as incurred. The committed royalties are included in current and noncurrent assets and liabilities.


   Revenue Recognition
   -------------------
   The Company recognizes software revenues in accordance with the provisions of Statement of Postion 97-2, "Software Revenue Recognition." Revenue from software license fees are recorded upon execution of the contract provided that all shipment obligations have been met, fees are fixed or determinable, and collection is deemed probable. Revenue from maintenance contracts, including amounts bundled in initial software licenses, is deferred and recognized ratably over the term of the agreement, generally one year. Internet advertising consists of advertising revenue and engineering services delivered through Switchboard. Advertising revenues are recognized when the services are provided. Engineering and programming fees for site implementation and/or customization work performed is recognized based upon completion and acceptance. Reserves for sales returns and allowances are recorded in the same period as the related revenues.


   Foreign Currency Translation
   ----------------------------
   The Company's subsidiaries generally use the U.S. dollar as the functional currency, and transaction gains and losses are included in other income and expenses in the statement of operations. For those subsidiaries which use the local currency as the functional currency, assets and liabilities are translated into U.S. dollars at the period ended exchange rate and income and expense amounts are translated using the average rate prevailing for the period. Adjustments resulting from translation are included in other comprehensive income. The Company's foreign subsidiaries, Nihon Banyan Systems Kabushiki Kaisha (NBSKK) and Banyan Systems Australia Pty., used the local currency as functional currency for the years ended December 31, 1997 and 1996. In January 1998, the Company made a determination to change the functional currency of NBSKK and Banyan Systems Australia Pty. to the U.S. dollar. In 1998, the remainder of the Company's subsidiaries used the U.S. dollar as their functional currency.

   Minority Interests
   ------------------
   Minority interests in consolidated subsidiaries represent minority shareholders' proportionate shares of the equities in the Company's subsidiaries, NBSKK and Switchboard. At December 31, 1998, the Company owned approximately 70% of the capital stock of NBSKK and approximately 90% of the capital stock on a fully diluted basis of Switchboard (see Note P).


   Risks and Uncertainties
   -----------------------
   The Company invests its cash and cash equivalents primarily in deposits and money market funds with a single commercial bank. The Company has not experienced any losses to date on its invested cash.

   The Company sells its products principally through a direct sales force domestically and through distributors outside of the United States to customers in a broad range of industries. The Company performs ongoing credit evaluations of its customers but does not require collateral or other security to support customer receivables. The Company maintains reserves for credit losses and, to date, such losses have been within management's expectations.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

   Income/(Loss) Per Share
   -----------------------
   Basic income/(loss) per share excludes dilution and is computed by dividing income/(loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income per share includes the dilution from the assumed exercise of stock options, warrants (using the treasury stock method) and the assumed conversion of preferred shares (using the if converted method). In loss periods, common equivalents are excluded from the diluted loss per share calculation as the effect is anti-dilutive.

   Comprehensive Income
   --------------------
   In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments and unrealized gains/(losses) on investments and is presented in the Consolidated Statement of Shareholders' Equity. The adoption of SFAS No. 130 had no impact on total shareholders' equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.


   Derivative Instruments and Hedging
   ----------------------------------
   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.


   Software Revenue Recognition
   ----------------------------
   In December 1998, the AcSEC issued SoP 98-9, "Modification of SoP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," which will retain the limitations of SoP 97-2 on what constitutes vendor specific objective evidence of fair value. SoP 98-9 will be effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not expect SoP 98-9 to have a material effect on its financial position or results of operations.


C. Inventories
--------------
   Inventories consist of the following at:


   December 31,                            1998            1997
   ------------------------------------------------------------
   (in thousands)
   Purchased parts                  $       309     $       356
   Work in process                           80             270
   Finished goods                           501             397
   ------------------------------------------------------------
                                    $       890     $     1,023
                                    ---------------------------

D. Property and Equipment
-------------------------

   Property and equipment consists of the following at:



   December 31,                                           1998            1997
   ---------------------------------------------------------------------------
   (in thousands)
   Computer and peripherals                        $    24,859     $    23,848
   Equipment                                            10,455           9,587
   Furniture and fixtures                                2,659           2,725
   Leasehold improvements                                2,586           2,536
   ---------------------------------------------------------------------------
   Total cost                                      $    40,559     $    38,696
   Accumulated depreciation and amortization           (35,609)        (32,886)
   ---------------------------------------------------------------------------
                                                   $     4,950     $     5,810
                                                   ---------------------------

    Depreciation expense for 1998, 1997 and 1996 was $3,607,000, $6,340,000 and
    $7,022,000, respectively.


E.  Other Assets
----------------
    Other assets consist of the following at:



   December 31,                                           1998            1997
   ---------------------------------------------------------------------------
   (in thousands)
   Capitalized software costs, net                 $       473     $       991
   Investment in unconsolidated affiliate                2,001           2,001
   Software licenses, net                                  150           2,154
   Other                                                   258              --
   ---------------------------------------------------------------------------
                                                   $     2,882     $     5,146
                                                   ---------------------------

    During 1997 and 1996, the Company capitalized $549,000 and $2,314,000 of software costs, respectively. There were no amounts capitalized during 1998, as amounts qualifying for capitalization were not material. Amortization expense for other assets was $1,185,000, $1,453,000 and $1,796,000 for 1998,
    1997 and 1996, respectively. In 1998, other assets totaling $1,554,000 were written off along with the reversal of associated long-term liabilities and a note payable.


F. Other Charges
----------------

   On May 18, 1998, Switchboard acquired the MapsOnUs Web site and Internet mapping technology from Lucent Technologies Incorporated. The purchase price of $1,600,000 was was composed of $500,000 in cash paid to Lucent upon closing and a note payable of $1,100,000 to be paid over a two year period. A charge was recorded based on the Company's assessment of the value of the asset at the time of purchase. The Company was required to incur costs in developing and integrating the technology into its Switchboard Web site in order to generate future revenue from the technology.


   On April 21, 1997, the Company announced a reorganization of its operations. As a result of the reorganization, the Company recorded net pre-tax restructuring and other charges of approximately $9,700,000. The restructuring and other charges were composed of $1,700,000 for severance costs, $2,100,000 for the write-off of idle assets related to restructuring and $5,900,000 for costs related to facility and product line consolidations. These restructuring charges provided for the reduction of approximately 22% of the Company's work force. In the fourth quarter of 1997, the Company reversed $1,700,000 of previously recorded restructuring and other charges related to the Company's better-than-expected progress in consolidating facilities and product lines, completing its severance programs, and selling and redeploying fixed assets.

   At December 31, 1997, the Company's cash expenditures for employee separations related to the 1997 restructuring were approximately $1,250,000. During 1997, the restructuring action resulted in approximately 78 employee separations. The restructuring and other actions were substantially completed in 1997. The restructuring and other charges related to the 1997 restructuring are expected to use cash of $3,100,000, of which $3,000,000 had been expended through December 31, 1998, while providing an annual cash flow benefit beginning in 1998.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


   On November 7, 1996, the Company announced a reorganization of its operations. As a result of the reorganization, the Company recorded a pre-tax restructuring charge of approximately $5,500,000 in the fourth quarter ended December 31, 1996. This reorganization charge was composed of $1,400,000 for the closure or consolidation of leased facilities, $3,200,000 for severance and costs related to the reduction of approximately 15% of the Company's work force and $900,000 for the write-off of idle assets related to the restructuring. The November 1996 restructuring resulted in 70 employee separations. The restructuring and other charges relating to the November 1996 restructuring are expected to use cash of $3,800,000, of which $3,500,000 had been expended through December 31, 1998.

   For the year ended December 31, 1997, the Company's cash expenditures for employee separations related to the 1996 restructuring were approximately $1,800,000. The restructuring and other charges reduced cash flow by approximately $2,600,000 in 1997 while providing an annual cash flow benefit beginning in 1998.


   Restructuring costs are accrued and charged to expense in accordance with an approved management plan, supported by an appropriate level of specificity for the planned actions. Actual restructuring costs are recognized as a reduction in the accrued liability in the period incurred. The Company believes the remaining reserve balance of approximately $710,000 is adequate to cover the remaining restructuring and other actions.


G. Line of Credit
------------------
   In September 1997, the Company entered into a $15,000,000 line of credit agreement with a commercial lender that replaced the Company's prior $10,000,000 credit facility that expired in May 1997. There were no borrowings under the agreement or the prior line of credit facility in 1998. This agreement has a three-year initial term and is renewable thereafter for successive one-year periods. The lender was granted warrants to purchase 75,000 and 50,000 and will be granted warrants to purchase 25,000 shares of the Company's common stock on September 4, 1997, 1998 and 1999, respectively. The exercise price of the warrants shall equal the then current fair market value of the Company's common stock on the date of grant. On January 12, 1999, the lender exercised its warrant to purchase 75,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 58,603 shares to Foothill.

   Outstanding borrowings drawn under this line are restricted to (a) 85% of the Company's eligible accounts receivable plus (i) the lower of $2,000,000 or 75% of eligible foreign accounts plus (ii) the lowest of $3,000,000 or 80% of the aggregate depreciated equipment value or 50% of the amount of credit availability by the sum of clauses (i) and (ii), or (b) $15,000,000.

H. Commitments and Contingencies
-------------------------------
   The Company leases its facilities and certain equipment under non-cancelable lease agreements which expire at various dates through March 2014. Rental expense under these leases totaled $2,241,000, $2,857,000 and $4,872,000 in 1998, 1997 and 1996, respectively. Under these agreements, the Company is obligated to pay for utilities, taxes, insurance and maintenance.

   At December 31, 1998, future minimum lease payments under operating leases with initial terms exceeding one year are as follows:


   -----------------------------------------------------------------------
   (in thousands)
   1999                                                            $ 3,877
   2000                                                              3,359
   2001                                                              2,787
   2002                                                              2,390
   2003                                                              1,207
   Thereafter                                                        3,375
   -----------------------------------------------------------------------
   Total future minimum lease payments                             $16,995
   -----------------------------------------------------------------------


The total of future minimum rentals to be received under non-cancelable subleases related to the above leases is $1,103,000 and $668,000 for the years ending 1999 and 2000, respectively.

I. Income Taxes
--------------
   The components of the (benefit)/provision for income taxes are as follows:



    Years ended December 31,           1998            1997              1996
    ---------------------------------------------------------------------------
    Currently Payable
        U.S. Federal              $      --       $      --       $    (1,598)
        State                            --              --                --
        Foreign                         573             255               974
    ---------------------------------------------------------------------------
                                        573             255              (624)
    Deferred:
        U.S. Federal                     --              --             9,637
        State                            --              --                --
    ---------------------------------------------------------------------------
                                         --              --             9,637
                                  ---------------------------------------------
                                  $     573       $     255       $     9,013
                                  ---------------------------------------------


    Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company's recent results of operations and concluded that it is more likely than not that the deferred tax assets will not be realizable. Accordingly, deferred tax assets as of December 31, 1998 and 1997 have been fully reserved. Management re-evaluates the positive and negative evidence on a quarterly basis. Temporary differences which give rise to deferred tax assets and liabilities for the years ended December 31, 1998 and 1997 are as follows:



                                             1998            1997
    ---------------------------------------------------------------------------
    Deferred tax assets:
        Net operating loss and
          other carryforward       $       15,805  $       16,126
        Purchased research and
          development                       7,104           7,014
        Depreciation and
          amortization                      1,419           1,801
        Benefit plans                         612             986
        Bad debt allowance                    509             663
        Other                                 724             922
        -----------------------------------------------------------------------
    Gross deferred tax asset               26,173          27,512
    Deferred tax liabilities:
        Capitalized software                 (195)         (1,012)
        -----------------------------------------------------------------------
    Gross deferred tax liability             (195)         (1,012)
    Less: valuation allowance             (25,978)        (26,500)
    ---------------------------------------------------------------------------
    Net deferred tax asset         $           --  $           --
    ---------------------------------------------------------------------------

    At December 31, 1998, the Company had federal net operating losses and federal tax credit carryforwards of $39 million and $2.3 million, respectively. The net operating losses will begin to expire between the years 2010 and 2018 and the credits will begin to expire between the years 2007 and 2011.

    A reconciliation of the statutory U.S. Federal income tax rate and the effective tax rate is as follows:



    Years ended December 31,           1998            1997              1996
    ---------------------------------------------------------------------------
    Tax at statutory rate              35.0%          (35.0)%           (35.0)%
    State income taxes, net of
      U.S. federal benefit              3.7%           (1.3)%            (3.9)%
    Effect of foreign tax rates         3.0%            1.6%              5.4%
    Minority interest                 (11.4)%          (1.8)%            (1.1)%
    Foreign losses not benefited       35.4%            2.7%              3.0%
    Other                              (0.8)%          (0.2)%             2.0%
    Valuation                         (30.9)%          35.5%             79.6%
    ---------------------------------------------------------------------------
    Effective tax rate                 34.0%            1.5%             50.0%
    ---------------------------------------------------------------------------

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


J. Preferred Stock
------------------
   In July 1992, the shareholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $0.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. In March 1998, 263,158 shares were designated as Series A Convertible Preferred Banyan Stock and were issued to HarbourVest Partners along with warrants to acquire 65,790 shares of Series B convertible preferred stock and 65,790 shares of Series C convertible preferred stock at an exercise price of $45.00 and $50.00 per share, respectively, in exchange for cash of $9,500,000, net of issuance costs of $500,000. Each share of preferred stock is initially convertible, at the option of the holder, into ten shares of common stock, subject to adjustment for certain dilutive issuances. The preferred stock is generally entitled to vote together with the common stock on all matters submitted to shareholders. Upon any liquidation, dissolution or winding up of affairs of the Company, no distribution shall be made to the holders of the common stock unless, prior to the first such distribution, the holders of the Series A, Series B and Series C preferred shall have received an amount equal to $38.00, $45.00 and $50.00 per share of Series A , Series B and Series C preferred respectively.


K. Marketable Securities
------------------------
   Marketable securities consisted of the following at December 31, 1998 and 1997:


                                                           1998                            1997
                                                 --------------------------------------------------------
                                                  Aggregate     Amortized       Aggregate       Amortized
    Security Type                                Fair Value          Cost      Fair Value            Cost
    -----------------------------------------------------------------------------------------------------
    (in thousands)
    Maturing within one year:
        U.S. Treasury Notes                      $      130     $     130      $    4,202       $   4,210
        Commercial paper/agencies                     3,922         3,919             --              --
    -----------------------------------------------------------------------------------------------------
                                                 $    4,052     $   4,049      $    4,202       $   4,210

    Maturing after one year through five years:
        U.S. Treasury Notes                      $      --      $      --      $       --       $      --
        Commercial paper/agencies                    3,076          3,079              --              --
    -----------------------------------------------------------------------------------------------------
                                                 $   3,076      $   3,079      $       --       $      --
                                                 --------------------------------------------------------
                Totals                           $   7,128      $   7,128      $    4,202       $   4,210
                -----------------------------------------------------------------------------------------

    Realized and unrealized gains/(losses) were immaterial for the years ended December 31, 1998 and 1997.


L.  Stock Option Plans
----------------------
    Under the Company's 1984 stock option plans, the Company granted incentive and non-qualified stock options to purchase up to an aggregate of 5,113,841 shares of common stock, of which 59,304 options were outstanding at December 31, 1998. In June 1992, the Board of Directors voted that no further options be granted under the 1984 stock option plans. Generally, options outstanding vest ratably over a four-year period and expire ten years from the date of grant.


    Under the Company's 1992 Stock Incentive Plan, (the "1992 Stock Incentive Plan"), as amended, the Company may grant incentive stock options and non-statutory options for the purchase of an aggregate of 3,500,000 shares of common stock to employees, officers, directors, consultants and advisors. At December 31, 1998, 1,742,040 options were outstanding under this plan. The 1992 Stock Incentive Plan provides that incentive stock options may not be granted at less than the fair market value of the Company's common stock at the grant date, and options generally vest ratably over a three or four-year period and expire ten years from the date of grant.


    The 1992 plan permits awards of restricted stock at a price determined by the Compensation Committee of the Board of Directors subject to the Company's right to repurchase such stock in specified circumstances prior to the expiration of a restricted period. On October 16, 1998, the Company issued 396,000 shares of restricted common stock to executive officers and certain members of senior management at par value. These shares are subject to the Company's repurchase right and certain other restrictions for a period of up to three years. An amount for unearned compensation of $1,426,000 was recorded within shareholders' equity equal to the fair market value of the stock on the date it was issued, less the purchase price. In 1998, amortization of $100,000 was recorded as compensation expense related to the transaction. The remainder of the unearned compensation will be amortized over a period up to three years from the date of issuance.

    Under the Company's 1992 Director Stock Option Plan (the "1992 Director Plan"), as amended , the Company may grant non-statutory stock options for the purchase of up to an aggregate of 200,000 shares of common stock to directors of the Company who are not officers or employees of the Company or any subsidiary of the Company. Under the terms of the 1992 Director Plan, initial options shall be granted to each eligible director upon his or her initial election as a director that cover 15,000 shares of common stock and annual options shall be granted on the date of each Annual Meeting of Shareholders of the Company that cover 3,000 shares of common stock. The 1992 Director Plan provides that options shall be granted at the fair market value of the Company's common stock at the grant date. Annual options generally vest twelve months after the grant date and initial options vest ratably over a four-year period. At December 31, 1998, 105,000 options had been outstanding under the 1992 Director Plan.

    Under the Company's 1995 Employee Stock Purchase Plan (the "1995 Employee Stock Purchase Plan"), 1,050,000 shares of common stock are available to all full-time employees through semi-annual offerings. At December 31, 1998, 785,720 shares of common stock have been purchased under this plan.

    During 1997, in addition to the options described above, options to purchase an aggregate of 1,300,000 shares were issued to four executive officers of the Company. The underlying shares were registered with the SEC and generally vest over a four-year period. At December 31, 1998, 1,170,000 of such options were outstanding.

    The Company applies ABP Opinion 25 and related interpretations in accounting for its plans. In fiscal year 1996, the Company adopted the disclosure provisions only of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been recorded based on the fair value of awards at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income/(loss) and earnings/(loss) per share for the years ended December 31, 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                                          1998                               1997                              1996
                              ---------------------------------------------------------------------------------------------------
                              As Reported       Pro Forma       As Reported       Pro Forma       As Reported         Pro Forma
    -----------------------------------------------------------------------------------------------------------------------------
    Net income/(loss)          $    1,115      $    1,194      $    (16,908)    $   (21,270)     $    (27,030)     $    (30,562)
    Basic income/(loss)
         per share             $     0.06      $     0.07      $      (0.97)    $     (1.22)     $      (1.59)     $      (1.80)
    Diluted income/(loss)
         per share             $     0.05      $     0.05      $      (0.97)    $     (1.22)     $      (1.59)     $      (1.80)

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively; dividend yield of 0%, 0% and 0%; expected volatility of 90%, 70% and 62%; risk-free interest rates of 5.5%, 6.4% and 6.4%; and expected lives of 5.0, 5.5 and
    5.5 years. The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated. SFAS No. 123 does not apply to awards granted prior to 1995. The 1998 pro forma amounts include $3,542,000 of pro forma income related to stock option forfeiture experience.

    A summary of the status of the Company's stock plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates, is presented below.

                                                    1998                   1997                    1996
                                            --------------------   ---------------------   ---------------------
                                                        Weighted                Weighted                Weighted
                                                         Average                 Average                 Average
                                                        Exercise                Exercise                Exercise
                                            Shares         Price   Shares          Price   Shares          Price
    ------------------------------------------------------------   ---------------------   ---------------------
    Outstanding at beginning of year        3,293   $       2.77    2,631   $       7.02    2,537   $       8.34
    Granted                                 1,225           3.93    2,289           2.37    1,080           6.32
    Exercised                              (1,108)          1.89      (31)          2.18     (111)          4.16
    Canceled                                 (334)           2.6   (1,596)          4.84     (875)          9.30
    ------------------------------------------------------------------------------------------------------------
    Outstanding at end of year              3,076   $       3.55    3,293   $       2.77    2,631   $       7.02
    ------------------------------------------------------------------------------------------------------------
    Options exercisable at year-end         1,339   $       3.16      705   $       4.31    1,154   $       7.06
    ------------------------------------------------------------------------------------------------------------
    Weighted-average fair value of
        options granted during the year             $       4.24            $       1.69            $       3.93
        --------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


    The following table summarizes information about the stock options at December 31, 1998.

                                                       Options Outstanding                        Options Exercisable
                                    --------------------------------------------------------------------------------------
                                                                    Weighted     Weighted                        Weighted
                                               Number                Average      Average              Number     Average
                                       Outstanding at              Remaining     Exercise      Exercisable at    Exercise
    Range of Exercise Prices        December 31, 1998       Contractual Life        Price   December 31, 1998       Price
    ---------------------------------------------------------------------------------------------------------------------
    $   1.15   --    $   2.25                   1,822              7.9 years     $   2.20                 940    $   2.21
    $   2.26   --    $   3.99                     350              8.9 years     $   3.46                  69    $   3.21
    $   4.00   --    $   7.00                     796              8.3 years     $   5.62                 270    $   4.17
    $   7.01   --    $   16.25                    108              7.3 years     $  11.55                  60    $  13.48
    ---------------------------------------------------------------------------------------------------------------------
                                                3,076                                                   1,339
                                    -------------------------------------------------------------------------------------


M. Basic and Diluted Earnings/(Loss) Per Share
----------------------------------------------
   Basic earnings/(loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilution of weighted average common equivalent shares outstanding during the period. Common equivalent shares have been excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive in 1997 and 1996. Common equivalent shares result from the assumed conversion of preferred stock plus the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. Common equivalents also include the unvested portion of restricted stock.



    For the years ended December 31,                1998            1997            1996
    -------------------------------------------------------------------------------------
    Basic earnings/(loss) per share
    Numerator:
        Net income/(loss)                     $    1,115      $  (16,908)       $ (27,030)
    Denominator:
        Weighted average common shares
           outstanding                            18,085          17,367           16,947
        ---------------------------------------------------------------------------------
    Basic earnings/(loss) per share           $     0.06      $    (0.97)       $   (1.59)
    -------------------------------------------------------------------------------------
    Diluted earnings/(loss) per share
        Net income/(loss)                     $    1,115      $  (16,908)       $ (27,030)
    Denominator:
        Weighted average common shares
           outstanding                            18,085          17,367          16,947
        Weighted average common equivalent
           shares                                  4,292             --               --
        ---------------------------------------------------------------------------------
                Total shares                      22,377          17,367          16,947
                -------------------------------------------------------------------------
    Diluted earnings/(loss) per share         $     0.05      $    (0.97)       $  (1.59)
    -------------------------------------------------------------------------------------

    Options to purchase 1,836,000 shares of common stock outstanding during the year ended December 31, 1998 were excluded from the calculation of diluted net income, as their exercise price was greater than the average share price or they were not vested as of December 31, 1998. Options to purchase 3,293,000 and 2,631,000 shares of common stock outstanding during the years ended December 31, 1997 and 1996, respectively, were excluded from the year-to-date calculation of diluted net loss per share as the effect of their inclusion would have been anti-dilutive.


N. Employee Benefit Plan
------------------------
   In 1989, the Company established a savings and profit sharing plan covering substantially all U.S. employees. The plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Effective January 1, 1994, the Company elected to match an employee's elective deferrals to the plan based upon a prescribed formula. The maximum matching contribution was 2% of an employee's annual compensation. Vesting is over a four-year period and begins on the date of hire. The Company contributed $297,000, $377,000 and $549,000 in 1998, 1997 and 1996, respectively.

O. Segment Information
----------------------

    In March 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their selected segment information. Under SFAS No. 131, operating segments are defined as revenue-producing components of an enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 is effective for the Company's fiscal year ended December 31, 1998, and will not affect the Company's financial position or results of operations.


    As described in Note A, "Nature of Business," the Company has two reportable segments: Network software and services, and Internet advertising. Significant financial information relative to the Company's reportable segments is as follows:


                                               Network Software        Internet        Total
    Year Ended December 31, 1998                   and Services     Advertising      Company
    ----------------------------------------------------------------------------------------
    (in thousands)
    Revenues
        Network software                              $  42,966       $      --   $   42,966
        Network services                                 25,743              --       25,743
        Internet advertising                                 --           6,513        6,513
    ----------------------------------------------------------------------------------------
                Total revenue                            68,709           6,513       75,222
    Cost of revenues                                     22,975           1,999       24,974
    ----------------------------------------------------------------------------------------
    Gross margin                                         45,734           4,514       50,248
    ----------------------------------------------------------------------------------------
    Operating expenses                                   39,927           9,596       49,523
    ----------------------------------------------------------------------------------------
    Operating income/(loss)                           $   5,807       $  (5,082)  $      725
    ----------------------------------------------------------------------------------------
    Total assets                                      $  53,064       $   3,146   $   56,210
    ----------------------------------------------------------------------------------------

    On April 18, 1996, the Company incorporated Switchboard. In 1996 and 1997, Switchboard did not generate revenues material to the consolidated Company's operating results.

    The Company distributes its network software and services worldwide and delivers its Internet advertising within North America. Revenue can be grouped into geographic areas as follows:


    Years Ended December 31,                              1998            1997            1996
    ------------------------------------------------------------------------------------------
    (in thousands)
    Revenues from unaffiliated customers:
        North America
                United States                   $       44,040  $       47,409  $       69,746
                Canada                                   7,734           5,616          10,116
                ------------------------------------------------------------------------------
                                                        51,774          53,025          79,862
        International
                Europe                                  19,597          17,244          17,757
                Other                                    3,851           4,073           7,805
                ------------------------------------------------------------------------------
                                                        23,448          21,317          25,562
                                                ----------------------------------------------
                Total network product
                        and services revenues   $       75,222  $       74,342  $       105,424
                        ----------------------------------------------------------------------


No one customer accounted for more than ten percent of consolidated revenues in 1998. One customer accounted for 11% of consolidated revenues in both 1997 and 1996. The customers included in this percentage vary from year to year. The Company does business throughout Europe with the majority of the revenue concentrated in Germany, The Netherlands, United Kingdom and France for the years presented. The majority of the revenue in the other category is concentrated in Australia, Malaysia and Japan for all years presented.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


P. Minority Interests
---------------------

    In 1996, the Company entered into an agreement with America Online Inc.
    (AOL) and Digital City Inc. (DCI) to sell minority interests in the Company's subsidiary, Switchboard, to AOL and DCI. Pursuant to this agreement, AOL and DCI invested a total of $3,000,000 in Switchboard and currently hold a combined equity interest of 10.0% on a fully diluted basis. AOL and DCI's collective minority interest in the net loss of Switchboard is deducted from net income on a pro rata basis. For the year ended December 31, 1998, revenue and expenses were approximately $6,513,000 and $11,595,000, respectively. Expenses for the year ended December 31, 1998 included a one-time charge for the acquisition of in process research and development totaling $1,400,000 related to the MapsOnUs Web site purchased from Lucent Technologies Incorporated. For the year ended December 31, 1997, revenue and expenses were approximately $709,000 and $5,112,000, respectively. For the year ended December 31, 1996, revenue and expenses were approximately $170,000 and $1,479,000, respectively. AOL and DCI's collective minority interest in Switchboard's assets and liabilities is shown net in the consolidated balance sheet. At December 31, 1998, assets and liabilities for Switchboard were approximately $3,146,000 and $10,901,000, respectively. At December 31, 1997, assets and liabilities were approximately $1,510,000 and $3,790,000, respectively.


    In 1995, the Company entered into an agreement with Marubeni Corporation to sell a minority interest in the Company's Japanese subsidiary, Nihon Banyan Systems Kabushiki Kaisha (NBSKK). Subsequently, in 1995, the Company and Marubeni Corporation entered into an agreement with NTT Technology Corporation to sell a minority interest in NBSKK. In 1998, the Company contributed $437,000 of additional capital to NBSKK. Pursuant to these events, the Japanese companies hold a 30 percent equity interest in NBSKK. All assets, liabilities, revenues and expenses of NBSKK are included in the consolidated financial statements for the years ended December 31, 1998, 1997 and 1996. The minority interest in the net loss of NBSKK is deducted from net income for the years ended December 31, 1997 and 1996, respectively. For the year ended December 31, 1998, revenue and expenses were approximately $619,000 and $1,759,000, respectively. For the year ended December 31, 1997, revenue and expenses for NBSKK were approximately $1,020,000 and $1,621,000, respectively. For the year ended December 31, 1996, revenue and expenses for NBSKK were approximately $1,321,000 and $3,328,000, respectively. The Japanese companies' minority interest in NBSKK's assets and liabilities is shown net in the consolidated balanced sheet. At December 31, 1998, assets and liabilities for NBSKK were approximately $863,000 and $2,873,000, respectively. At December 31, 1997, assets and liabilities for NBSKK were approximately $1,540,000 and $2,876,000, respectively.

Q. Subsequent Event
-------------------
   On January 11, 1999, the Company announced a strategic alliance with Microsoft(R) Corporation to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. Under the agreement, Microsoft has committed to contribute $10,000,000 over a three-year period for the training of at least 500 professionals, certain marketing and product development efforts and the purchase of 1,750,000 common stock warrants. The first of these three payments was received in January 1999 in the amount of $5,900,000. The remaining two payments of $2,500,000 and $1,600,000 are to be received on or before December 31, 1999 and 2000, respectively. The common stock warrants are subject to a three-year lock-up provision, based on continuation of the alliance, and have an exercise price of $10.00 per share. If exercised, Microsoft's warrants represent approximately 7.5 percent ownership in the Company.

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Banyan Systems Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Banyan Systems Incorporated ("Banyan") at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Banyan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                                PricewaterhouseCoopers LLP
Boston, Massachusetts
January 26, 1999

Supplementary Data
--------------------------------------------------------------------------------


Financial Data
--------------------------------------------------------------------------------



Years Ended December 31,                                1998          1997            1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Statement of operations data:
    Revenues
            Software                             $    42,966     $  57,849       $  87,281       $ 105,160     $   118,899
            Services                                  25,743        15,087          16,286          21,059          20,444
            Internet advertising                       6,513           709             170              --              --
            Hardware                                     --            697           1,687           3,464          10,770
            --------------------------------------------------------------------------------------------------------------
                    Total revenues                   75,222         74,342         105,424         129,683         150,113
    Income/(loss) from operations                       725        (16,552)        (19,085)        (34,201)          5,541
    Net income/(loss)                                 1,115        (16,908)        (27,030)        (21,360)          4,987
    Net income/(loss) per share:
            Basic                                $     0.06      $   (0.97)      $   (1.59)      $   (1.27)     $     0.29
            Diluted                              $     0.05      $   (0.97)      $   (1.59)      $   (1.27)     $     0.27
    Balance sheet data:
            Working capital                      $  10,249       $  (2,732)      $  (1,513)       $  9,534      $   30,602
            Total assets                            56,210          42,928          69,532         106,309         124,960
            Long-term obligations, less current
                    maturities                         --              --               --              --              61
            Total shareholders' equity              18,399          5,077           20,322          44,342          73,879


Quarterly Financial Information (unaudited)
--------------------------------------------------------------------------------

1998 Quarter Ended                            Dec. 31        Sept. 30         June 30        March 31
-----------------------------------------------------------------------------------------------------
Revenues:
    Software                             $     10,263    $     10,193    $     10,792    $     11,718
    Services                                    8,462           6,688           5,638           4,955
    Internet advertising                        1,757           1,970           1,706           1,080
    -------------------------------------------------------------------------------------------------
           Total revenues                      20,482          18,851          18,136          17,753
Income/(loss) from operations/1/                  668             650            (930)            337
Net income/(loss)1                                830             681            (773)            377
Net income/(loss) per share
           Basic                         $       0.05    $       0.04    $      (0.04)   $       0.02
           Diluted                       $       0.04    $       0.03    $      (0.04)   $       0.02
       Stock prices:/2/
           High                          $       9.19    $       9.69    $      12.00    $       6.44
           Low                           $       2.94    $       2.38    $       5.50    $       2.88



1997 Quarter Ended                            Dec. 31        Sept. 30         June 30        March 31
-----------------------------------------------------------------------------------------------------
Revenues:
        Software                         $     13,465    $     14,846    $      13,857   $     16,378
        Services                                4,582           3,702            3,160          3,643
        Internet advertising                      349             294               56             10
        ---------------------------------------------------------------------------------------------
                Total revenues                 18,396          18,842           17,073         20,031
Income/(loss) from operations/3,4/              2,641             888          (13,693)        (6,388)
Net income/(loss)/3,4/                          2,380             769          (13,665)        (6,392)
Net income/(loss) per share
                Basic                    $       0.14    $       0.04    $       (0.79)  $      (0.37)
                Diluted                  $       0.13    $       0.04    $       (0.79)  $      (0.37)
        Stock prices:/2/
                High                     $       3.94    $       2.75    $       2.38    $       5.56

                Low                      $       2.44    $       1.97    $       1.22    $       2.06


1. In the second quarter of 1998, the Company recorded a one-time charge of $1,400 related to the acquisition of the MapsOnUs Web site and technology from Lucent Technologies Incorporated.

2. The Company's common stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "BNYN". The common stock prices are based on the Nasdaq National Market daily closing stock price.

3. In the second quarter of 1997, the Company recorded a charge of $9,700 related to restructuring the Company.

4. In the fourth quarter of 1997, the Company recorded a benefit, reversing $1,700 of unneeded restructuring reserves from prior charges.

The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company's current line of credit prohibits the payment of cash dividends without the consent of the lender. The Company has no present intention to pay dividends. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future. On December 31, 1998, the Company had 12,869 shareholders.

Directors and Officers
--------------------------------------------------------------------------------

Directors
---------

William P. Ferry
        Chairman, Chief Executive Officer
        and President
        Banyan Systems Incorporated

G. Leonard Baker, Jr.
        General Partner
        Sutter Hill Ventures

John F. Burton
        Managing Director
        Updata Capital, Inc.

David C. Mahoney
        President and Chief Executive Officer
        Dataware Technologies, Inc.

Fontaine K. Richardson
        General Partner
        Eastech Management Company, Inc.

David N. Strohm
        General Partner
        Greylock Ventures Limited Partnership

Robert M. Wadsworth
        Managing Director
        HarbourVest Partners, LLC


Corporate Officers
------------------

William P. Ferry
        Chairman, Chief Executive Officer
        and President

Richard M. Spaulding
        Vice President and Chief Financial Officer,
        Treasurer and Secretary

Anthony J. Bellantuoni
        Vice President, Human Resources

Robert D. Burke
        Senior Vice President,
        Worldwide Sales and Services

Alexander D. Crosett, III
        Vice President, Development
        Chief Technology Officer

Scott Silk
        Senior Vice President,
        Marketing and Business Development


Senior Management
-----------------

James C. Biggs
        Vice President, Channels, Asia Pacific/Japan

Peter Westra
        Vice President, Europe/Middle East/Africa Sales

Thomas Gleason
        Vice President, Sales and Services - Americas

Dean Polnerow
        President, Switchboard Incorporated

Shareholder Information
--------------------------------------------------------------------------------

Corporate Headquarters
----------------------
Banyan Systems Incorporated
120 Flanders Road
Westboro, Massachusetts 01581-5013


United States Offices
---------------------
San Francisco, California
Atlanta, Georgia
Chicago, Illinois
Overland Park, Kansas
Westboro, Massachusetts
Okemos, Michigan
Woodbridge, New Jersey
New York, New York
Jenkintown, Pennsylvania
Westchester, Pennsylvania
Dallas, Texas
Houston, Texas
Annandale, Virginia

International Offices
---------------------
Melbourne, Australia
North Sydney, Australia
Haacht, Belgium
Ottawa, Ontario, Canada
Montreal, Quebec, Canada
Crawley, West Sussex, England
Paris, France
Munich, Germany
Tokyo, Japan
Kuala Lumpur, Malaysia
Maarssen, The Netherlands
Singapore, Singapore

Annual Meeting
--------------
The 1999 Annual Meeting will be held on May 13, 1999 at 2:00 P.M. at the Westboro Marriott Hotel, 5400 Computer Drive, Westboro, Massachusetts 01581.


Form 10-K
---------
Copies of the Banyan Systems Annual Report on Form 10-K are available upon written request to Investor Relations, Banyan Systems Incorporated, 120 Flanders Road, Westboro, Massachusetts 01581.


Common Stock
-------------
Banyan Systems common stock is traded over-the-counter on the Nasdaq National Market ("BNYN").


Independent Accountants
-----------------------
PricewaterhouseCoopers LLP
Boston, Massachusetts

Legal Counsel
-------------
Hale and Dorr LLP, Boston, Massachusetts


Transfer Agent and Registrar
----------------------------
EquiServe
150 Royall Street
Canton, MA 02021
781-575-4177




Banyan, VINES, StreetTalk, BeyondMail, SideClick, MapsOnUs and SiteMinder are registered trademarks and Intelligent Messaging, EBR and Switchboard are trademarks of Banyan Systems Incorporated. Predefined Access Rights for Undefined Attributes In a Naming Service patent pending. StreetTalk is a product of Banyan Systems Incorporated and not a product of McCarthy, Crisanti & Maffei, Inc. Microsoft, Windows and Exchange are registered trademarks and NT is a trademark of Microsoft Corporation. BigYellow is a registered trademark of Bell Atlantic Electronic Commerce Services, Inc. AltaVista is a trademark of Compaq Computer Corporation. Geocities is a trademark of Geocities. Godiva is a registered trademark of Godiva Chocolatier. Ford is a trademark of Ford Motor Company. Comcast is a registered trademark and InYourTown is a trademark of Comcast Corporation. Oblix is a trademark of Oblix, Inc. CommVault Systems is a registered trademark of CommVault Systems Inc. Other product, company or organization names cited in this annual report may be trademarks or registered trademarks of their respective companies or organizations.
Beyond is a wholly owned subsidiary of Banyan Systems Incorporated.


(C) Copyright 1999
    Banyan Systems Incorporated.
    All Rights Reserved. Printed in USA.
    Design: Ellis Pratt Design, Boston

40