Form 10-K, Exhibit 13
period 1999-12-31
BANYAN SYSTEMS INC
filed 2000-03-30
CIK 888711

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION

OVERVIEW


Banyan Systems Incorporated (now doing business as ePresence) (the "Company") is a leading provider of e-services on leading-edge Internet and directory technology. The Company's primary service offerings include web site and web portal design and implementation, directory and security planning, design and integration; and network integration and optimization.

In addition, the Company's subsidiary, Switchboard Incorporated ("Switchboard"), is an Internet-based local merchant network, interconnecting consumers, merchants and national advertisers. Switchboard connects consumers searching for specific products and services with merchants that provide them. Switchboard's results are consolidated as part of the Company's financial results. From inception to March 2000, Switchboard was a majority-owned subsidiary of the Company. In March 2000, Switchboard consummated an initial public offering. Pre-offering, the Company owned approximately 53% of Switchboard's outstanding common stock and post offering the Company owns approximately 41% of Switchboard's outstanding common stock. Due to the Company's control of the Switchboard board of directors, Switchboard's results will continue to be consolidated as part of the Company's financial results.

In 1999, the Company announced a decision to exit its software business and initiated the accounting of its software business as discontinued operations. Included in the 1999 results of operations is an estimated loss from disposal of discontinued operations of $3 million, net of tax. Since 1995, the Company's software revenues had declined primarily due to competitive pressures in the network operating system and electronic messaging markets.

During 1999, the Company focused its efforts on strengthening its position in the e-services marketplace with the creation of its worldwide services division and on positioning Switchboard as a viable stand-alone entity through business development activities and a strategic relationship with CBS. Due to these initiatives, the Company was able to increase revenues from $27.8 million in 1998 to $45.8 million in 1999. This focus also led to the Company's acquisition of ePresence, Inc., a privately-held e-business services company that specializes in web design, development and integration, in January 2000, to expand its e-services market position. As a result of this strategic focus on e-services and its recent acquisition, the Company has assumed the name and begun doing business as ePresence and filed a definitive proxy statement requesting shareholder approval of a legal name change to ePresence, Inc.

RESULTS OF OPERATIONS

Revenues


Services revenues for 1999 increased 76% to $37.5 million, compared with $21.3 million in 1998 and $9.8 million in 1997. The increase in services revenues in 1999 and 1998 was attributable primarily to additional revenues generated from consulting services due to an increase in consulting engagements.

Switchboard revenues for 1999 increased $1.8 million to $8.3 million, compared with $6.5 million in 1998 and $0.7 million in 1997. The increase in 1999 was due primarily to an increase in syndication and license revenues primarily due to new customer agreements and the launch of Switchboard's merchant aggregation program, and the commencement of a strategic alliance between Switchboard and Discover Financial Services. These increases were offset in part by a decrease in advertising revenue due primarily to the termination of Switchboard's agreements with America Online, Inc. The increase in Switchboard revenues in 1998 was primarily due to increased advertising revenue due to growth in traffic primarily related to Switchboard's agreements with America Online, Inc. and increased syndication and license revenue due to various new customer agreements obtained in 1998.

North American revenues for 1999 increased 53% to $34.3 million, compared with $22.5 million in 1998 and $9.3 million in 1997. The increases in both 1999 and 1998 were primarily due to increases in the Company's consulting engagements, services and Switchboard revenues. International revenues for 1999 increased 115% to $11.5 million, compared with $5.4 million in 1998 and $1.2 million in 1997. The increases in 1999 and 1998 were primarily the result of increased revenues from consulting engagements and services.

Gross Profits

Gross profits for services in 1999 were 39%, or $14.8 million, compared with 42%, or $9.0 million, in 1998 and 54%, or $5.3 million, in 1997. The increases in gross profit dollars in 1999 and 1998 were due primarily to an increase in consulting engagements, offset in part by increases in third-party product costs incurred as part of select consultancy engagements, and an increase in delivery personnel and related costs to expand consulting services revenues. The decreases in gross profit percentage in 1999 and 1998 were due primarily to an increase in consulting delivery personnel and related costs. Cost of services revenues consists primarily of consulting delivery personnel and third-party product costs.

Gross profits for Switchboard were 76%, or $6.3 million, compared with 69%, or $4.5 million, in 1998 and $(0.1) million in 1997. The increases in gross profit dollars and percentage in 1999 and 1998 were due to an increase in advertising revenues generated by Switchboard, offset in part by an increase in variable costs related to advertising arrangements. Cost of revenue consists primarily of expenses paid to third- parties under data licensing agreements, as well as other direct expenses incurred to maintain the operations of the Switchboard web site. These direct expenses consist of data communications expenses related to Internet connectivity charges, salaries and benefits for operations personnel, equipment costs and related depreciation, and the costs to run the Switchboard data center, which include rent and utilities.

Operating Expenses

Sales and marketing expenses increased 70% to $22.2 million in 1999, compared with $13.0 million in 1998 and $5.4 million in 1997. The increases in 1999 and 1998 were primarily due to increases in sales staff in the Company's expanded consulting services activities, promotional investment in Switchboard, particularly CBS advertising in 1999, intended to increase site traffic and an increase in variable sales costs, including commissions, which increased due to higher revenues. Sales and marketing expenses as a percentage of revenues were 48%, 47% and 52% for 1999, 1998 and 1997, respectively. Sales and marketing expenses consist primarily of salaries, associated employee benefits and travel expenses of sales and marketing personnel and promotional expenses.

Product development expenses decreased 40% to $1.9 million in 1999, compared with $3.2 million in 1998 and $2.0 million in 1997. This decrease was primarily due to the fact that product development expense for the year ended December 31, 1998 included $1.4 million of expense for incomplete technology related to the MapsOnUs technology acquisition from Lucent Technologies, Inc. Product development as a percentage of revenues were 4%, 12% and 19% for 1999, 1998 and 1997, respectively. Product development expenses consist primarily of compensation, benefits, travel costs and depreciation expenses for employees in Switchboard's development group.

General and administrative expenses increased 43% to $13.8 million in 1999, compared with $9.6 million in 1998 and $9.5 million in 1997. The increase in 1999 was due primarily to an increase in facilities, recruiting, training and depreciation expenses to expand consulting services activities, as well as an increase in staffing at Switchboard. General and administrative expenses as a percentage of revenues were 30%, 34% and 90% for 1999, 1998 and 1997, respectively. General and administrative expenses consist primarily of compensation, benefits and travel costs for employees in the Company's management, finance, human resources, information services and operations groups; recruiting and training costs for delivery personnel and facilities and depreciation expenses not allocated to sales or cost of revenues.

On May 18, 1998, Switchboard acquired the MapsOnUs Internet mapping technology from Lucent Technologies, Inc. for $1.6 million. The technology was acquired to integrate it into Switchboard's directory web site.

A significant portion of the technology acquired was deemed incomplete as it did not meet the criteria for capitalization. The technology was incomplete because the technology required a substantial development effort by Switchboard in order to successfully integrate the MapsOnUs technology into its web site. The technology had no alternative future use to Switchboard inasmuch as Switchboard had acquired the technology to improve and integrate it into Switchboard's web site and not to market it as a standalone product. Further, Switchboard had no other product, line of business or product development project that could use the technology. Therefore, a charge to product development of $1.4 million was recorded for the purchase of incomplete technology in 1998.

The acquired technology was incomplete because a significant amount of coding, testing and integration was required before the technology would be viable for use on the Switchboard web site. Switchboard has now completed the design and integration of the MapsOnUs technology into the Switchboard web site. The cost of completing the development effort was $200,000 which was capitalized in 1998.

Other Income/(Expense)

Other income/(expense) increased to $20.7 million in 1999 compared with $1.0 million in 1998 and $(0.6) million in 1997. The increase in 1999 was due primarily to a net gain of approximately $16.6 million from the sale of shares in Software.com, Inc. ("Software.com"), a non-affiliated company, an increase in minority interest in subsidiary losses and an increase in interest income from available funds invested in marketable securities.

Income Taxes

In 1999, management considered the Company's recent results of operations, as well as the realizability of a gain on its investment in Software.com, and concluded that it is more likely than not that the deferred tax assets will be fully realizable. Accordingly, reserves against the Company's deferred tax assets were reversed, resulting in a one-time benefit from income taxes of $21.7 million. Additionally, the Company deconsolidated Switchboard for tax purposes upon its percentage ownership change on June 30, 1999. No tax provision, other than that required for foreign income and foreign withholding taxes, was recorded for 1998 and 1997 due to the Company's previously recorded net operating losses. Excluding the one-time benefit from the reversal of previously recorded deferred tax asset reserves and the Switchboard tax deconsolidation, the Company's effective tax rate was 60.9%. The effective tax rate for 1998 was 34%, compared with 1.5% in 1997.

Discontinued Operations

In the fourth quarter of 1999, the Board of Directors of the Company approved a plan to exit its software business and to focus the Company on its services and Switchboard businesses as its sole operating units. Included in the 1999 results of operations is an estimated loss from disposal of discontinued operations of $3.0 million, net of tax. The provision is comprised primarily of $1.9 million for the write off of certain idle-assets and the closure and consolidation of leased facilities, estimated future operating losses of $0.7 million and $0.4 million for severance and costs related to the reduction of approximately 45 members of the Company's staff.

Revenues from discontinued operations for 1999 decreased 44% to $26.7 million, compared with $47.4 million in 1998 and $63.8 million in 1997. The decline in revenues was due primarily to competitive pressures in the network operating system and electronic messaging markets. Excluding the estimated loss from disposal of discontinued operations, expenses from discontinued operations decreased 46% to $18.4 million, compared with $34.4 million in 1998 and $68.6 million in 1997. The decrease in expenses was due primarily to the redeployment of resources into the Company's services and Switchboard segments, a decrease in product development activities and a decrease in variable costs, including commissions and cost of goods sold, due to lower revenues.

Other Matters

In January 2000, the Company acquired ePresence, Inc. ("ePresence"), a privately held e-business services company based in Red Bank, New Jersey that specializes in web site and portal design, development and integration. Consideration for the acquisition is comprised of $10.0 million in cash and the issuance of shares of the Company's common stock based on the achievement of certain performance measures. The total value of the acquisition is approximately $13.8 million. The acquisition will be accounted for using the purchase method of accounting.

In March 2000, as a result of the Company's strategic focus on the e-services market place and this recent acquisition, the Company has concluded to assume the name of the acquiree and begin doing business as ePresence. Additionally, the Company has filed a definitive proxy statement requesting shareholder approval of a legal name change to ePresence, Inc.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, cash, cash equivalents and marketable securities were $130.8 million, compared with $22.3 million at December 31, 1998. Working capital increased from $10.2 million at December 31, 1998 to $112.4 million at December 31, 1999. Cash and cash equivalents increased $14.8 million resulting in a cash balance of $29.9 million at December 31, 1999. This increase was primarily due to $17.3 million in net proceeds from the sale of shares of Software.com, $8.4 million in cash received from Microsoft, proceeds from stock plan purchases and stock option exercises of $4.3 million, $4.3 million in cash net of related expenses received from CBS for an investment in the Company's Switchboard subsidiary and other various operating, financing and investing activities. These increases were offset in part by net purchases of marketable securities of $7.9 million, a decrease in other liabilities of $3.7 million, a decrease in accounts payable and accrued compensation of $3.3 million, capital expenditures of $2.2 million, a decrease in deferred revenues of $1.6 million and an increase in accounts receivable of $0.8 million.

During 1999, the Company sold 469,985 shares of Software.com's common stock resulting in net proceeds of approximately $17.5 million and a realized net gain of approximately $16.6 million. At December 31, 1999, the Company owned 891,202 shares of Software.com with a fair market value based upon the closing sale price of such stock on the Nasdaq National Market, on such date, of $85.6 million. The net unrealized gain of $53.8 million, net of taxes of $30.4 million, is included in accumulated other comprehensive income within shareholders' equity. Additionally, in the first quarter of 2000, the Company has sold an additional 491,202 shares of Software.com resulting in net proceeds of $45.3 million and a net before tax realized gain of $44.6 million. Subsequently, in the first quarter of 2000, the Company has entered into hedge contracts for its remaining 400,000 shares.

In June 1999, the Company and CBS consummated their agreement for CBS to acquire a 35% equity stake in Switchboard as of that date. In exchange, Switchboard received $5.0 million in cash and is entitled to promotion and branding over terms of seven and ten years, respectively, across the full range of CBS media properties, as well as those of its radio and outdoor subsidiary, Infinity Broadcasting Corporation. The agreement provides advertising with a future value of $95.0 million to Switchboard over a seven-year period and a license to utilize the CBS trademarks for ten years. CBS also received warrants to purchase an additional 5% of Switchboard as of June 30, 1999. Additionally, CBS received warrants to purchase 250,000 shares of the Company's common stock at $11.27 per share.

In January 1999, the Company announced a strategic alliance with Microsoft. As part of the agreement, Microsoft has committed to contributing $10.0 million to the Company over a three-year period to fund the training of at least 500 professionals, marketing and development costs as well as the purchase of a warrant to purchase 1.75 million shares of the Company's common stock. The first of three payments to be made by Microsoft to the Company was received in January 1999 in the amount of $5.9 million. The second payment of $2.5 million was received in December 1999. The remaining payment of $1.6 million is scheduled to be received on or before December 31, 2000.

In September 1997, the Company entered into a $15.0 million line of credit agreement (the "Credit Agreement") with Foothill Capital Corporation ("Foothill"). In general, the Company's obligations under the Credit Agreement bear interest at the variable base rate per annum of Norwest Bank Minnesota, National Association. The Credit Agreement has a three-year initial term. Foothill was granted warrants to purchase 75,000, 50,000 and 25,000 shares of the Company's common stock at the then current fair market value on September 4, 1997, 1998 and 1999, respectively. On January 13, 1999, Foothill exercised its warrant to purchase 75,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 58,603 shares to Foothill. On May 14, 1999, Foothill exercised its warrant to purchase 50,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 32,098 shares to Foothill. On February 22, 2000, Foothill exercised its warrant to purchase 25,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 18,608 shares to Foothill. There were no amounts outstanding under the line of credit agreement during the period ended December 31, 1999 and the Company does not intend to borrow any amounts under the line of credit.

In January 2000, the Company acquired ePresence, Inc. ("ePresence"), a privately held e-business services company based in Red Bank, New Jersey that specializes in web design, development and integration. Consideration for the acquisition is comprised of $10.0 million in cash and the issuance of shares of the Company's common stock based on the achievement of certain performance measures. The total value of the acquisition is approximately $13.75 million.

The acquisition will be accounted for using the purchase method of accounting. At December 31, 1999, ePresence employed 45 services professionals.

In March 2000, the Company's subsidiary, Switchboard Incorporated, raised approximately $82.5 million, prior to offering expenses, through an initial public offering of its common stock.

The Company believes that existing cash and marketable securities, combined with cash expected to be generated from operations, will be sufficient to fund the Company's operations through at least the next twelve months.

FACTORS AFFECTING FUTURE OPERATING RESULTS

Certain of the information contained in this Annual Report, including, without limitation, information with respect to the Company's plans and strategy for its business, statements relating to the sufficiency of cash and cash equivalent balances, anticipated expenditures, the intended effects of the Company's discontinuation of the software business and sales and marketing and product development efforts, consists of forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "expects," "anticipates," "plans," and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following factors:

In October 1999, the Company announced a plan to exit its software business. Until the fourth quarter of 1998, a majority of the Company's revenues were attributable to its software business. While the Company will continue to provide consulting services to its customers, it will no longer market software, nor will it advance its software technology through product development. The Company's future success will depend in part upon its ability to continue to grow its services business, enter into new strategic alliances, acquire additional services customers and adapt to changing technologies and customer requirements. Any failure to do so could have a material adverse effect on the Company. The Company has a limited operating history as a services company. There can be no assurance the Company will be successful in its new strategic focus on services, including e-services.

In 1999, the Company announced its intention to acquire additional professional services companies in an attempt to strengthen its expanding consulting services business activities. Any failure by the Company to effectively identify, acquire, integrate and assimilate acquisitions could have a material adverse effect on the Company.

As part of its strategic focus on services, on January 11, 1999, the Company announced a global alliance with Microsoft(R) Corporation ("Microsoft") to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. The agreement contains various obligations and milestones that must be met by the Company, including the certification of 500 Microsoft-trained professionals. The failure of the Company to meet such obligations and milestones could result in a termination of the agreement, which could have a material adverse effect on the Company.

As part of CBS' June 1999 investment in Switchboard, Switchboard and the Company entered into an Advertising and Promotion Agreement with CBS under which CBS agreed to arrange for the placement of up to $95.0 million of advertising and promotion of the Switchboard web site. Under this agreement, the Company agreed to indemnify CBS for any breach by Switchboard of Switchboard's representations, warranties or covenants in the agreement. The Company's indemnification obligations with respect to the covenants expire upon the first to occur of (i) the first business day after June 30, 2001 when the Company owns or controls less than a majority of Switchboard's voting power and (ii) the first business day after any person owns or controls more of Switchboard's voting power than does the Company. Switchbaord has agreed to indemnify the Company for amounts that the Company may be required to pay CBS pursuant to the Company's indemnification obligations to CBS. If the Company is required under the Advertising and Promotion Agreement to indemnify CBS it may have a material adverse effect on the Company.

The Company owns 9,802,421 shares of Switchboard's common stock with an aggregate value, based upon the closing sale price of shares on the Nasdaq National Market on March 10, 2000, of $343.1 million The trading price of Switchboard's common stock is likely to be volatile and may be influenced by many factors, including, without limitation, variations in financial results, changes in earnings estimates by industry research analysts, the failure or success of branding and strategic initiatives (including Switchboard's relationship with CBS) and investors' perceptions. Volatility in the trading price of Switchboard's common stock could have a material adverse effect on the Company's financial results. In addition, due to the Company's level of ownership of Switchboard, the trading price of the Company's common stock is likely to be influenced by the trading price of Switchboard's common stock. If Switchboard's trading price declines, the trading price of the Company's common stock will likely decline, as well.

Switchboard's results of operations are consolidated as part of the Company's results of operations. Switchboard has a history of incurring net losses, expects its net losses to continue throughout 2000 as a result of planned increases in operating expenses and may never achieve profitability. In addition, Switchboard's quarterly results of operations have fluctuated significantly in the past and are likely to fluctuate significantly from quarter to quarter in the future. Factors that may cause Switchboard's results of operations to fluctuate include:

 . the addition or loss of relationships with third parties that are Switchboard's source of new merchants for its local merchant network or that license Switchboard's services for use on their own web sites;

 . Switchboard's ability to attract and retain consumers, local merchants and national advertisers to its web site;

 . the amount and timing of expenditures for expansion of Switchboard's operations, including the hiring of new employees, capital expenditures and related costs;

 . technical difficulties or failures affecting Switchboard's systems or the Internet in general;

 . the cost of acquiring, and the availability of, content, including directory information and maps; and

 . that Switchboard's expenses are partially based on expectations regarding future revenue and are largely fixed in nature, particularly in the short-term.

In addition, Switchboard has only a limited operating history and until March 2000, had no operating history as a stand-alone company and no experience in addressing various business challenges without the support of a corporate parent. It may not be successful as a stand-alone company.

William P. Ferry, the Company's Chairman of the Board, President and Chief Executive Officer, is Switchboard's Chairman of the Board and both Richard M. Spaulding, the Company's Senior Vice President and Chief Financial Officer, and Robert M. Wadsworth, a director of the Company, are also directors of Switchboard. Serving as a director of Switchboard and either a director or an officer of the Company could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for the Company than for Switchboard. Such conflicts, or potential conflicts, of interest could hinder or delay the Company's management's ability to make timely decisions regarding significant matters relating to the Company's business.

As of December 31, 1999 the Company owned 891,202 shares of Software.com, Inc. ("Software.com"), with a fair market value based upon the closing sale price of such stock on the Nasdaq National Market on such date of $85.6 million. In the first quarter of 2000, the Company sold an additional 491,202 shares of Software.com resulting in net proceeds of $45.3 million. The trading price of Software.com's common stock has been volatile and this volatility could have a material adverse effect on the Company's liquidity and capital resources. Subsequent to December 31, 1999, the Company has entered into hedge contracts for its remaining 400,000 shares. Any failure in this hedging activity could have a material adverse effect on the Company's liquidity and capital resources.

In 1999 and 1998, international revenues accounted for 25% and 19%, respectively, of the Company's total revenues. International revenues may be adversely affected by factors such as local or global economic conditions, political uncertainty, currency fluctuations and governmental regulation. For example, the Company's results of operations in 1998 were adversely affected by global economic uncertainty, and in particular, the financial market instability in Asia. There can be no assurance such uncertainty will not continue to adversely affect the Company's operating results.

The Company sells its services principally through a direct sales force to customers in a broad range of industries. The Company does not require collateral or other security to support customer receivables. The Company's financial results and condition could be adversely affected by credit losses.

The Company is dependent upon the continued services of its key management and technical personnel. Competition for qualified personnel is intense, and there can be no assurance the Company will be able to attract and retain qualified management and other key employees.

Because of the foregoing factors and the other factors disclosed by the Company from time to time, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period-to-period in the future.

EURO CONVERSION DISCLOSURE

On January 1, 1999, the participating member countries of the European Union adopted the Euro as the common legal currency and fixed conversion rates between their existing sovereign currencies and the Euro. The Company does not believe that the Euro conversion will have a material impact on the Company's operations.

YEAR 2000 READINESS DISCLOSURE

The Company has not experienced any Year 2000 related problems and does not believe it will experience any significant Year 2000 issues relating to its products, internal systems and service providers.

The Company's total cost relating to Year 2000 readiness activities has not been and is not expected to be material to the Company's financial position, results of operations, or cash flows. However, there can be no assurance the Company will not experience any unanticipated Year 2000 problems. The Company's current assessment is that the cost of completing the Company's Year 2000 compliance program was approximately $250,000. These cash estimates do not include amounts related to the diversion of internal resources including, without limitation, employee salaries, which amount the Company did not separately track. The Company funded its Year 2000 compliance program from operating cash flows and did not separately account for these costs.

CONSOLIDATED BALANCE SHEETS

December 31,                                                                               1999       1998
---------------------------------------------------------------------------------------  ---------  ---------
 (in thousands, except share and per share amounts)
ASSETS
Current assets:
 Cash and cash equivalents                                                               $ 29,920   $ 15,160
 Marketable securities                                                                     91,653      4,052
 Accounts receivable, less
allowances of $869 and $2,917, respectively                                                14,482     21,392
 Other current assets                                                                       2,729      4,698
                                                                                         --------   --------
 Total current assets                                                                     138,784     45,302
 Property and equipment, net                                                                3,784      4,950

Marketable securities                                                                       9,198      3,076
 Deferred tax asset                                                                        21,655          -
 Other assets, net of accumulated amortization
  of $596 and $2,669, respectively                                                          1,029      2,882
                                                                                         --------   --------
 Total assets                                                                            $174,450   $ 56,210
                                                                                         ========   ========
LIABILITIES
Current liabilities:
 Accounts payable                                                                        $  3,677   $  3,861
 Accrued compensation                                                                       4,493      4,137
 Accrued expenses                                                                           7,538      6,789
 Accrued costs for restructuring and other charges                                              -        710
 Net liabilities of discontinued operations                                                 3,264          -
 Other current liabilities                                                                  1,041        626
 Deferred revenue                                                                           5,728     18,430
 Long-term debt, current portion                                                              600        500
 Total current liabilities                                                                 26,341     35,053
Commitments and contingencies (Note G)
Software license payable, non-current                                                           -        150
Long-term debt                                                                                  -        600
Deferred tax liability                                                                     30,350          -
Minority interests in consolidated subsidiaries                                             2,392      2,008

SHAREHOLDERS' EQUITY
 Convertible preferred stock, $.01 par value;
  authorized 1,000,000 shares;
  issued and outstanding none and 263,158, respectively                                         -          3
 Common stock, $.01 par value; authorized
  35,000,000 shares; issued and outstanding 24,783,670
  and 20,818,982 shares, respectively                                                         248        208
 Additional paid-in capital                                                                93,648     79,485
 Unearned compensation                                                                       (603)    (1,326)
 Accumulated deficit                                                                       (3,436)   (31,585)
 Accumulated other comprehensive income                                                    54,074        178
 Treasury stock at cost; 1,848,000 shares                                                 (28,564)   (28,564)
                                                                                         --------   --------
  Total shareholders' equity                                                              115,367     18,399
                                                                                         --------   --------
  Total liabilities and shareholders' equity                                             $174,450   $ 56,210
                                                                                         ========   ========
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,                                                                   1999       1998        1997
---------------------------------------------------------------------------------------  ---------  ---------  ----------
(in thousands, except per share amounts)
REVENUES:
 Services                                                                                $ 37,494   $ 21,320    $  9,797
 Switchboard                                                                                8,304      6,513         709
                                                                                         --------   --------    --------
  Total revenues                                                                           45,798     27,833      10,506
COST OF REVENUES:
 Services                                                                                  22,714     12,284       4,509
                                                                                         --------   --------    --------
 Switchboard                                                                                1,970      1,999         852
                                                                                         --------   --------    --------
  Total cost of revenues                                                                   24,684     14,283       5,361
Gross profit                                                                               21,114     13,550       5,145
OPERATING EXPENSES:
 Sales and marketing                                                                       22,163     13,053       5,440
 Product development                                                                        1,923      3,223       2,035
 General and administrative                                                                13,768      9,595       9,492
                                                                                         --------   --------    --------
  Total operating expenses                                                                 37,854     25,871      16,967
                                                                                         --------   --------    --------
Operating loss from continuing operations                                                 (16,740)   (12,321)    (11,822)

OTHER INCOME/(EXPENSE):
 Interest income                                                                            1,345        793         482
 Minority interest                                                                          3,513        549         394
 Interest expense                                                                            (100)      (122)        (96)
 Other, net                                                                                15,914       (257)     (1,334)
                                                                                         --------   --------    --------
 Total other income/(expense)                                                              20,672        963        (554)
                                                                                         --------   --------    --------
Income/(loss) from continuing operations before income taxes                                3,932    (11,358)    (12,376)
(Benefit from)/provision for income taxes                                                 (22,292)       573         255
                                                                                         --------   --------    --------
Income/(loss) from continuing operations                                                 $ 26,224   $(11,931)   $(12,631)
Discontinued operations:
 Income/(loss) from discontinued operations
  (net of taxes of $3,283)                                                                  4,925     13,046      (4,277)
 Loss from disposal of discontinued operations
  (net of tax benefit of $2,000)                                                           (3,000)         -           -
                                                                                         --------   --------    --------
Net income/(loss)                                                                        $ 28,149   $  1,115    $(16,908)
                                                                                         ========   ========    ========
NET INCOME/(LOSS) PER SHARE:
 Basic
  Income/(loss) from continuing operations                                                  $1.24     $(0.66)     $(0.73)
                                                                                         ========   ========    ========
  Net income/(loss)                                                                         $1.33      $0.06      $(0.97)
                                                                                         ========   ========    ========
 Diluted
  Income/(loss) from continuing operations                                                  $1.03     $(0.66)     $(0.73)
                                                                                         ========   ========    ========
  Net income/(loss)                                                                         $1.11      $0.06      $(0.97)
                                                                                         ========   ========    ========
Weighted average number of common shares:
 Basic                                                                                     21,155     18,085      17,367
                                                                                         ========   ========    ========
 Diluted                                                                                   25,449     18,085      17,367
                                                                                         ========   ========    ========
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three years ended December
 31, 1999
-------------------------
(in thousands)             Convertible             Additional            Earnings/               Other                    Total
                            Preferred    Common      Paid-in      Unearned     (Accumulated  Comprehensive Treasury  Shareholders'
                             Stock        Stock      Capital    Compensation     Deficit)      Income       Stock         Equity
                           ----------  ----------- -----------  -------------  -------------  ---------  -----------  --------------

Balance, December 31, 1996       $ -       $190      $64,581        $     -       $(15,792)   $   (93)    $(28,564)       $ 20,322
Net loss                                                                           (16,908)                                (16,908)
Foreign currency
 translation adjustment                                                                           159                          159
Change in net unrealized
 gain on investments                                                                               62                           62
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       (16,687)
349,795 shares of common
 stock issued under stock
 and option plans including
 related tax benefits                         3        1,439                                                                 1,442
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         -        193       66,020              -        (32,700)       128      (28,564)          5,077
Net income                                                                           1,115                                   1,115
Foreign currency
 translation adjustment                                                                            42                           42
Change in net unrealized
 gain on investments                                                                                8                            8
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                         1,165
1,472,305 shares of common
 stock issued under
 stock and option
 plans including related
  tax benefits                               15        2,542                                                                 2,557
263,158 shares of
 convertible
 preferred stock issued            3                   9,497                                                                 9,500
Unearned compensation                                  1,426         (1,426)                                                     -
Amortization of unearned
 compensation                                                           100                                                    100
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         3        208       79,485         (1,326)       (31,585)       178      (28,564)         18,399
Net income                                                                          28,149                                  28,149
Foreign currency translation
 adjustment                                                                                       (61)                         (61)
Change in net unrealized
 gain on investments, net
  of tax                                                                                       53,957                       53,957
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                        82,045
1,333,108 shares of common
 stock issued under
 stock and option plans
 including related tax
  benefits                                   13        3,736                                                                 3,749
Exercise of warrants for
 90,701 shares of common
  stock                                       1           (1)                                                                    -
Conversion of preferred
 stock to 2,631,580
 shares of common stock           (3)        26          (23)                                                                    -
 Unearned compensation                                   277           (277)                                                     -
 Amortization of unearned
 compensation                                                         1,000                                                  1,000
 Issuance of warrants                                  4,503                                                                 4,503
 Issuance of subsidiary
  common stock and warrants,
  net of minority interests                            3,474                                                                 3,474
 Non-cash advertising and
  promotion expenses, net
   of minority interests                               2,197                                                                 2,197
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999       $ -       $248      $93,648        $  (603)      $ (3,436)   $54,074     $(28,564)       $115,367
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,                                                           1999       1998      1997
---------------------------------------------------------------------------------------  ---------  --------  ---------
 (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)                                                                        $ 28,149   $ 1,115   $(16,908)
Adjustments to reconcile net income/(loss) to net
 cash (used in)/provided by operating activities:
 Gain on sale of investments                                                              (16,586)        -          -
 Depreciation and amortization                                                              2,343     4,662      7,847
 Discontinued operations, non-cash portion                                                    600         -          -
 Other charges, non-cash portion                                                                -     1,400      5,835
 Amortization of unearned compensation                                                      1,000       100          -
 Non-cash advertising and promotion                                                         4,069         -          -
Changes in operating assets and liabilities:
 (Increase)/decrease in accounts receivable                                                  (804)   (4,370)     2,475
 Decrease in inventories                                                                        -       192      1,335
 Net change in net discontinued liabilities                                                 2,071         -          -
 Decrease/(increase) in other current assets                                                  212      (327)     1,214
 Decrease/(increase) in other non-current assets                                              481      (125)       195
 Increase/(decrease) in accounts payable
  and accrued compensation and expenses                                                       846       707     (4,056)
 (Decrease) in accrued costs for restructuring and other charges                                -      (873)    (3,549)
 (Decrease) in other current liabilities                                                     (437)      (69)      (186)
 (Increase) in deferred tax assets                                                        (21,655)        -          -
 (Decrease) in deferred revenue                                                            (1,429)     (483)      (921)
 (Decrease) in other liabilities                                                           (3,684)     (724)      (787)
                                                                                         --------   -------   --------
Net cash (used in)/provided by operating activities                                        (4,824)    1,205     (7,506)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                                                      (2,218)   (1,420)    (1,328)
 Proceeds from investment                                                                  17,286         -          -
 Acquisition of technology                                                                      -      (500)         -
 Acquisition of software licenses                                                               -         -       (150)
 Capitalization of software costs                                                               -         -       (549)
 (Purchases of)/proceeds from marketable securities, net                                   (7,915)   (2,918)     4,435
                                                                                         --------   -------   --------
Net cash provided by/(used in) investing activities                                         7,153    (4,838)     2,408

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of convertible preferred stock                                      -     9,500          -
 Sale of equity in subsidiary, net                                                          4,298         -         50
 Proceeds from stock plan purchases, stock options
  and warrants and related tax benefits                                                     8,326     2,557        944
                                                                                         --------   -------   --------
Net cash provided by financing activities                                                  12,624    12,057        994
Effect of exchange rate changes on cash and cash equivalents                                 (193)       62        165
                                                                                         --------   -------   --------
Net increase/(decrease) in cash and cash equivalents                                       14,760     8,486     (3,939)
Cash and cash equivalents at beginning of the year                                         15,160     6,674     10,613
                                                                                         --------   -------   --------
Cash and cash equivalents at end of the year                                             $ 29,920   $15,160   $  6,674
                                                                                         ========   =======   ========
Supplemental Disclosures of Cash Flow Information:
 Cash paid during the year for:
  Interest                                                                               $    147   $    74   $     36
  Income taxes                                                                           $    301   $   372   $    522
 Non-cash financing activity:
  Corporate insurance financing                                                          $  1,029
  Issuance of note payable for technology                                                           $ 1,100
  Issuance of subsidiary common stock for technology                                                          $  1,050
  Warrant received in connection with a
   Development, Access and License agreement                                                                  $    775
                                                                                                              --------
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  NATURE OF BUSINESS

Banyan Systems Incorporated (now doing business as ePresence) ("the Company") has two reportable segments: Services and Switchboard. The Company's services segment delivers professional services including web site and web portal design and implementation; directory and security planning, design and integration; network integration and optimization. The Company's Switchboard segment is organized as a subsidiary, Switchboard Incorporated ("Switchboard"). Switchboard is an Internet-based local merchant network interconnecting consumers, merchants and national advertisers. Switchboard connects consumers searching for specific products and services with merchants that provide them. In 1999, the Company announced the discontinuation of its software business. The Company's reportable segments are managed separately because they market and distribute distinct products and services.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation


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

In accordance with Statement of Accounting Standards ("SFAS") No. 115, the Company classifies all of its marketable debt and marketable equity securities as available for sale securities. These securities are valued at their fair value. Unrealized holding gains and losses are reported as a net amount in accumulated other comprehensive income, a separate component of shareholders' equity (see Note J).

Property and Equipment


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

Product Development Costs

The Company capitalizes costs for internally developed software after technological feasibility of the products is reached. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software costs are amortized, on a product by product basis, ratably over the estimated economic life of the product (generally three years), or the ratio of current gross revenues to total current and expected future gross revenues of the product, whichever is greater.

The Company evaluates the net realizable value of capitalized software on an ongoing basis, relying on a number of factors including operating results, business plans, budgets and economic projections and undiscounted cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, project development cycles and changes in management's market emphasis.

In 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The adoption of SOP 98-1, did not have a material impact on the Company's financial position or results of operations.

Software Licenses

The Company has purchased various software licenses for technology that have been incorporated in the Company's products. The cost of these licenses, included in other assets, is amortized on a straight-line basis over their estimated useful lives, not to exceed three years (see Note D). Certain of these licenses require royalty payments based on future sales. Such amounts are expensed as incurred.

Revenue Recognition

The Company recognizes services revenues pursuant to time and material contracts generally as services are provided. Services revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs).

The Company's subsidiary, Switchboard, generates its revenue from web site advertising, syndication and licensing fees for its directory technologies, and its merchant aggregation program. Revenue from advertising is recognized as the services are delivered provided that no significant Switchboard obligations remain and collection of the resulting receivable is probable. Revenue from revenue-sharing agreements is recognized in the period following that in which the services are provided and when the revenue amount can be determined. Syndication and licensing revenues and related costs are recognized ratably over the term of the contract. Subscription fees are recognized over the period that the local merchant web site is in place, usually on a monthly basis. Customer acquisition fees are recognized when the local merchant web site construction is complete.

Deferred revenue is principally comprised of billings in excess of recognized revenue relating to consulting engagements, advertising agreements and licensing fees received in advance of revenue recognition.

Foreign Currency Translation

The Company's subsidiaries generally use the local currency as the functional currency, assets and liabilities are translated into U.S. dollars at the period ended exchange rate and income and expense amounts are translated using the average rate prevailing for the period. Adjustments resulting from translation are included in accumulated other comprehensive income. For those subsidiaries which use the U.S. dollar as the functional currency, and translation gains and losses are included in other income and expenses in the statement of operations. The Company's foreign subsidiaries, Banyan Systems (UK) Ltd., Banyan Systems (Deutschland) GmbH and Banyan Systems Holland B.V., used the U.S. dollar as functional currency for the years ended December 31, 1998 and 1997. In April 1999, the Company made a determination to change the functional currency of Banyan Systems (UK) Ltd., Banyan Systems (Deutschland) GmbH and Banyan Systems Holland B.V. to their respective local currencies. The Company's foreign subsidiaries, Nihon Banyan Systems Kabushiki Kaisha ("NBSKK") and Banyan Systems Australia Pty., used the local currency as functional currency for the year ended December 31, 1997. In January of 1998, the Company made a determination to change the functional currency of NBSKK and Banyan Systems Australia Pty. to the U.S. dollar. In 1999, the remainder of the Company's subsidiaries used the U.S. dollar as their functional currency.

Minority Interests

Minority interests in consolidated subsidiaries represent minority shareholders' proportionate shares of the equities in the Company's subsidiaries, NBSKK and Switchboard. At December 31, 1999, the Company owned approximately 70% of the capital stock of NBSKK and approximately 54% of the capital stock on a fully diluted basis of Switchboard (see Note O).

Risks and Uncertainties

The Company invests its cash and cash equivalents primarily in deposits and money market funds with two commercial banks. The Company has not experienced any losses to date on its invested cash.

The Company sells its services principally through a direct sales force to customers in a broad range of industries. The Company performs ongoing credit evaluations of its customers but does not require collateral or other security to support customer receivables. The Company maintains reserves for credit losses, and to date, such losses have been within management's expectations.

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

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against net deferred tax assets is required if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Derivative Instruments and Hedging

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material effect on its financial position or results of operations. At December 31, 1999 the Company had no derivative investments or accounting hedges in place.

Advertising Expense

Advertising costs, in the Switchboard subsidiary books, are expensed as incurred and totaled $6,611,694, $3,296,431 and $202,195 in the years ended December 31, 1999, 1998 and 1997, respectively. In 1999, the cost included $4,069,246 of non-cash advertising related to the CBS relationship.

C.    PROPERTY AND EQUIPMENT
Property and equipment consists of the following at:


December 31,                                                                                                 1999         1998
-------------------------------------------------------------------------------------------------------  -------------  ---------
(in thousands)
Computer and peripherals                                                                                     $ 17,786   $ 24,859
Equipment                                                                                                       8,740     10,455
Furniture and fixture                                                                                           1,638      2,659
Leasehold improvements                                                                                          2,361      2,586
                                                                                                             --------   --------
Total cost                                                                                                   $ 30,525   $ 40,559
Accumulated depreciation and amortization                                                                     (26,741)   (35,609)
                                                                                                             --------   --------
                                                                                                             $  3,784   $  4,950
                                                                                                             ========   ========

Depreciation expense for 1999, 1998 and 1997 was $1,931,464, $3,607,000 and $6,340,000, respectively.

D. OTHER ASSETS

Other assets consist of the following at:


December 31,                                                                                                     1999       1998
-------------------------------------------------------------------------------------------------------      --------   --------
(in thousands)
Capitalized software costs, net                                                                              $      -   $    473
Investment in unconsolidated affiliate                                                                              -      2,001
Software licenses, net                                                                                            743        150
Other                                                                                                             286        258
                                                                                                             --------   --------
                                                                                                             $  1,029   $  2,882
                                                                                                             ========   ========

During 1997, the Company capitalized $549,000 of software costs. There were no amounts capitalized during 1999 and 1998, as amounts qualifying for capitalization were not material. Amortization expense for other assets was $413,000, $1,185,000 and $1,453,000 for 1999, 1998 and 1997, respectively.

On May 18, 1998, Switchboard acquired the MapsOnUs Internet mapping technology from Lucent Technologies, Inc. ("Lucent"). The technology was acquired to integrate it into Switchboard's directory web site. Switchboard paid Lucent $500,000 in cash and executed a note payable of $1,100,000 to be paid over a two-year period. The note bears interest at a rate of 6.75%. At December, 1999, $600,000 of principal is outstanding under the note.

A significant portion of the technology acquired was deemed incomplete as it did not meet the criteria for capitalization. The technology was incomplete because the technology required a substantial development effort by Switchboard in order to successfully integrate the MapsOnUs technology into its web site. The technology had no alternative future use to Switchboard inasmuch as Switchboard had acquired the technology to improve and integrate it into Switchboard's web site and not to market it as a standalone product. Further, Switchboard had no other product, line of business or product development project that could use the technology. Therefore, a charge to product development of $1,400,000 was recorded for the purchase of incomplete technology in 1998.

E.  RESTRUCTURING AND OTHER CHARGES

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

At December 31, 1997, the Company's cash expenditures for employee separations related to the 1997 restructuring, were approximately $1,250,000. During 1997, the restructuring action resulted in approximately 78 employee separations. The restructuring and other actions were substantially completed in 1997. Cash expenditures related to the 1997 restructuring were approximately $3,100,000, while providing an annual cash flow benefit beginning in 1998.

F.  LINE OF CREDIT

In September 1997, the Company entered into a $15,000,000 line of credit agreement with a commercial lender that replaced the Company's prior $10,000,000 credit facility that expired in May 1997. There were no borrowings under the agreement or the prior line of credit facility in 1999, 1998 and 1997. This agreement has a three-year initial term and is renewable thereafter for successive one-year periods. In the event of borrowing, all of the Company's assets would be eligible collateral. The lender was granted warrants to purchased 75,000, 50,000 and 25,000 shares of the Company's common stock on September 4, 1997, 1998 and 1999, respectively. The exercise price of the warrants equaled the fair market value of the Company's common stock on the date of grant. On January 12, 1999, the lender exercised its warrant to purchase 75,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 58,603 shares to the lender. On April 19, 1999, the lender exercised its warrant to purchase 50,000 shares of the Company's common stock pursuant to a "cashless" exercise resulting in the issuance of 32,098 shares to the lender. On February 22, 2000, the lender exercised its warrant to purchase 25,000 shares of the Company's common stock, pursuant to a "cashless" exercise, resulting in the issuance of 18,608 shares to the lender. Outstanding borrowings drawn under this line are restricted to (a) 85% of the Company's eligible accounts receivable plus (i) the lower of $2,000,000 or 75% of eligible foreign accounts plus (ii) the lowest of $3,000,000 or 80% of the aggregate depreciated equipment value or 50% of the amount of credit availability by the sum of clauses (i) and (ii), or (b) $15,000,000.

G.  COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under non-cancellable lease agreements which expire at various dates through March of 2014. Rental expense under these leases totaled $1,389,000, $2,241,000 and $2,857,000 in 1999, 1998 and 1997, respectively. Under these agreements, the Company is obligated to pay for utilities, taxes, insurance and maintenance.

At December 31, 1999, future minimum lease payments under operating leases with initial terms exceeding one year are as follows:

(in thousands)
--------------
2000                                   $ 3,701
2001                                     3,174
2002                                     2,863
2003                                     1,132
2004                                     1,025
Thereafter                               2,345
                                       -------
Total future minimum lease payments    $14,240
                                       =======

The total of future minimum rentals to be received under non-cancellable subleases related to the above leases is $1,115,000, $825,000, $853,000, $99,000 and $43,000 for the years ending 2000, 2001, 2002, 2003 and 2004, respectively.

H.    INCOME TAXES
The components of the (benefit)/provision for income taxes are as follows:


Years ended December 31,                                        1999      1998      1997
------------------------------------------------------------  ---------  -------  --------
Currently Payable:

 U.S. Federal                                                 $    170   $    -   $     -
 State                                                             224        -         -
 Foreign                                                           (37)     573       255
                                                              --------   ------   -------
                                                                   357      573       255
Deferred:
 U.S. Federal                                                    1,254        -         -
 State                                                              75        -         -
 Valuation allowance                                           (23,978)       -         -
                                                              --------   ------   -------
                                                               (22,649)       -         -

                                                              --------   ------   -------
                                                              $(22,292)  $  573   $   255

A reconciliation of the Federal statutory tax rate to the Company's effective income tax rate is as follows:

                                                                  1999     1998      1997
                                                              --------   ------   -------
 Tax at statutory rate                                            35.0%    35.0%    (35.0)%
 State income taxes, net of U.S. federal benefit                   7.1      3.7      (1.3)
 Effect of foreign tax rates                                       3.1      3.0       1.6
 Minority interest                                                71.8    (11.4)     (1.8)
 Foreign losses not benefited                                     14.7     35.4       2.7
 Other                                                             1.0     (0.8)     (0.2)
 Valuation                                                      (751.5)   (30.9)     35.5
                                                              --------   ------   -------
 Effective tax rate                                             (618.8)    34.0       1.5

As of December 31, 1999, the Company no longer has a valuation allowance offsetting the net deferred tax asset. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon an analysis of the Company's ability to generate sufficient future taxable income during periods in which temporary differences reverse, management believes it is more likely than not the Company will realize the benefits of its net deferred tax assets. The amount of net deferred tax assets considered realizable could be reduced if estimated future taxable income cannot be achieved.

The components of the net deferred tax asset (liability) and the related valuation allowance are as follows:

(in thousands)                                   1999       1998
---------------------------------------------  ---------  ---------
Deferred tax assets:
 Net operating loss and other carryforwards    $ 10,292   $ 15,805
 Purchased research and development               6,510      7,104
 Fixed assets                                     1,537      1,419
 Benefit plans                                      443        612
 Bad debt allowance                                 764        509
 Discontinued operations                          1,455          -
 Other                                              654        529
                                               --------   --------
Gross deferred tax asset                         21,655     25,978
Deferred tax liabilities:
 Unrealized gain on securities                  (30,350)         -
                                               --------   --------
Gross deferred tax liability                    (30,350)         -
Less: valuation allowance                             -    (25,978)
                                               --------   --------
Net deferred tax liability                     $ (8,695)  $      -
                                               ========   ========

The Company has net operating loss carryforwards of federal and state tax purposes of approximately $4,406,000 and $27,800,000, respectively. The federal net operating loss carryforwards will begin to expire in 2012 and the state net operating loss carryforwards will begin to expire in 2000.

Ownership changes resulting from the Company's issuance of capital stock may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. The amount of the annual limitation is determined based upon the Company's value immediately prior to the ownership change. Subsequent significant changes in ownership could further affect the limitation in the future.

I.  PREFERRED STOCK

In July of 1992, the shareholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. In March of 1998, 263,158 shares were designated as Series A Convertible Preferred Stock and were issued to HarbourVest Partners along with warrants to acquire 65,790 shares of Series B Convertible Preferred Stock and 65,790 shares of Series C Convertible Preferred Stock at an exercise price of $45.00 and $50.00 per share, respectively, in exchange for cash of $9,500,000, net of issuance costs of $500,000. Each share of preferred stock was initially convertible, at the option of the holder, into ten shares of common stock, subject to adjustment for certain dilutive issuances. In June 1999, the 263,158 shares of Series A Convertible Preferred Stock, held by HarbourVest Partners, automatically converted into 2,631,580 shares of common stock.

J.    MARKETABLE SECURITIES

Marketable securities consisted of the following at December 31, 1999 and 1998:

                                                             1999                   1998
                                               Aggregate   Amortized  Aggregate   Amortized
Security Type                                  Fair Value    Cost     Fair Value    Cost
---------------------------------------------  ----------  ---------  ----------  ---------
(in thousands)
Maturing within one year:
 Software.com holdings                           $ 85,555    $ 1,310      $    -     $    -
 Commercial paper/agencies                          5,961      5,957       3,922      3,919
 U.S. Treasury Notes                                  137        137         130        130
                                                 --------    -------      ------     ------
                                                 $ 91,653    $ 7,404      $4,052     $4,049
Maturing after one year through five years:
 Commercial paper/agencies                       $  1,030    $ 1,017      $    -     $    -
 U.S. Treasury Notes                                8,168      8,123       3,076      3,079
                                                 --------    -------      ------     ------
                                                 $  9,198    $ 9,140      $3,076     $3,079
                                                 ========    =======      ======     ======
Totals                                           $100,851    $16,544      $7,128     $7,128
                                                 --------    -------      ------     ------

Unrealized gains/(losses) are included in shareholders' equity and accumulated other comprehensive income, net of tax. Realized and unrealized gains/(losses) were immaterial for the year ended December 31, 1998.

K.  STOCK OPTION PLANS

Under the Company's 1984 stock option plans, the Company granted incentive and non-qualified stock options to purchase up to an aggregate of 5,113,841 shares of common stock, of which 20,000 options were outstanding at December 31, 1999. In June 1992, the Board of Directors voted that no further options be granted under the 1984 stock option plans. Generally, options outstanding vest ratably over a four-year period and expire ten years from the date of grant.

Under the Company's 1992 Stock Incentive Plan, (the "1992 Stock Incentive Plan"), as amended, the Company may grant incentive stock options and non-statutory options for the purchase of an aggregate of 4,450,000 shares of common stock to employees, officers, directors, consultants and advisors. At December 31, 1999, 2,142,445 options were outstanding under this plan. The 1992 Stock Incentive Plan provides that incentive stock options may not be granted at less than the fair market value of the Company's common stock at the grant date, and options generally vest ratably over a three-year period and expire ten years from the date of grant.

The 1992 plan permits awards of restricted stock at a price determined by the Compensation Committee of the Board of Directors subject to the Company's right to repurchase such stock in specified circumstances prior to the expiration of a restricted period. On October 16, 1998, the Company issued 396,000 shares of restricted common stock to executive officers and certain members of senior management at par value. These shares are subject to the Company's repurchase right and certain other restrictions for a period of up to three years. An amount for unearned compensation of $1,426,000 was recorded within shareholders' equity equal to the fair market value of the stock on the date it was issued, less the purchase price. In 1999, 10,000 shares were cancelled and 40,000 additional restricted common shares were issued to executive officers and certain members of senior management at par value. An additional $277,000 was recorded as unearned compensation within shareholders' equity equal to the fair market value of the stock on the date it was issued, less the purchase price. In 1999, amortization of $1,000,000 was recorded as compensation expense related to these transactions. The remainder of the unearned compensation will be amortized over a period of up to three years from the date of issuance.

The Company currently holds one note receivable for a total of $221,970 from an officer of the Company. The note arose from a transaction in October of 1999 whereby the Company loaned the officer money to pay federal and state tax obligations with respect to the vesting and issuance of restricted stock. The note bears interest at a rate equal to the prime rate, less 1% per annum. The principal and all accrued interest of this note shall be repaid in full on or before October 18, 2000. The note and accrued interest are recorded as an other current asset.

Under the Company's 1992 Director Stock Option Plan (the "1992 Director Plan"), as amended, the Company may grant non-statutory stock options for the purchase of up to an aggregate of 200,000 shares of common stock to directors of the Company who are not officers or employees of the Company or any subsidiary of the Company. Under the terms of the 1992 Director Plan, initial options shall be granted to each eligible director upon his or her initial election as a director that cover 15,000 shares of common stock and annual options shall be granted on the date of each Annual Meeting of Shareholders of the Company that cover 3,000 shares of common stock. The 1992 Director Plan provides that options shall be granted at the fair market value of the Company's common stock at the grant date. Annual options generally vest twelve months after the grant date and initial options vest ratably over a four-year period. At December 31, 1999, 181,000 options were outstanding under the 1992 Director Plan.

Under the Company's 1995 Employee Stock Purchase Plan, (the "1995 Employee Stock Purchase Plan"), 1,050,000 shares of common stock are available to all full-time employees through semi-annual offerings. At December 31, 1999, 882,033 shares of common stock have been purchased under this Plan.

During 1997, in addition to the options described above, options to purchase an aggregate of 1,300,000 shares were issued to four executive officers of the Company. The underlying shares were registered with the SEC and generally vest over a four-year period. At December 31, 1999, 878,000 of such options were outstanding.

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. In fiscal year 1996, the Company adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been recorded based on the fair value of awards at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income/(loss) and earnings/(loss) per share for the years ended December 31, 1999, 1998 and 1997 would have been reduced to the pro forma amounts indicated below:

                                               1999               1998                 1997
                                   ------------------  -----------------  --------------------
                                      As       Pro        As       Pro       As         Pro
                                   Reported   Forma    Reported   Forma   Reported     Forma
                                   --------  --------  --------  -------  ---------  ---------
Net income/(loss)                   $28,149   $24,016    $1,115   $1,194  $(16,908)  $(21,170)
Basic income/ (loss) per share      $  1.33   $  1.14    $ 0.06   $ 0.07  $  (0.97)  $  (1.22)
Diluted income/(loss) per share     $  1.11   $  0.94    $ 0.06   $ 0.06  $  (0.97)  $  (1.22)
                                    -------   -------    ------   ------  --------   --------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively; dividend yield of 0%, 0% and 0%; expected volatility of 90%, 90% and 70%; risk-free interest rates of 5.8%, 5.5% and 6.4%; and expected lives of 5.0, 5.0, and 5.5 years. The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated. SFAS No. 123 does not apply to awards granted prior to 1995. The 1999 pro forma amounts include $4,133,000 of pro forma income related to stock option forfeiture experience.

A summary of the status of the Company's stock plans as of December 31, 1999, 1998 and 1997 and changes during the years ending on those dates, is presented below.

                                                                           1999                    1998                       1997
                                                               ------------------  ----------------------  ---------------- --------
                                                                         Weighted                Weighted                   Weighted
                                                                         Average                 Average                    Average
                                                                         Exercise                Exercise                   Exercise
                                                                Shares    Price       Shares      Price        Shares        Price
                                                                -------  --------  ------------  --------  ---------------  --------
Outstanding at beginning of year                                 3,076     $ 3.55        3,293     $ 2.77           2,631     $ 7.02
Granted                                                          1,590      10.94        1,225       3.93           2,289       2.37
Exercised                                                       (1,119)      2.83       (1,108)      1.89             (31)      2.18
Cancelled                                                         (325)      6.95         (334)      2.63          (1,596)      4.84
                                                                ------     ------       ------     ------          ------     ------
Outstanding at end of year                                       3,222     $ 7.11        3,076     $ 3.55           3,293     $ 2.77
                                                                ======     ======       ======     ======          ======     ======
Options exercisable at end of year                               1,095     $ 3.93        1,339     $ 3.16             705     $ 4.31
                                                                ======     ======       ======     ======          ======     ======
Weighted-average fair value of
 options granted during the year                                           $ 7.97                  $ 4.24                     $ 1.69
                                                                           ======                  ======                     ======

The following table summarizes information about the Company's stock options at December 31, 1999:

                                                                                      Options Outstanding        Options Exercisable
                                                                    --------------------------------------       -------------------
                                                                                       Weighted
                                                                           Number      Average   Weighted          Number   Weighted
Range of                                                           Outstanding at    Remaining    Average  Exercisable at    Average
Exercise Prices                                                      December 31,  Contractual   Exercise    December 31,   Exercise
                                                                             1999         Life      Price            1999      Price
                                                                           ------       ------     ------          ------     ------
$ 1.15 - $ 2.25                                                               993    6.8 years     $ 2.21             651     $ 2.19
$ 2.26 - $ 3.99                                                               176    8.2 years     $ 3.53              71     $ 3.21
$ 4.00 - $ 7.00                                                               594    8.0 years     $ 5.90             261     $ 5.26
$ 7.01 - $20.00                                                             1,459    9.3 years     $11.38             112     $11.45
                                                                           ======       ======     ======          ======     ======
                                                                            3,222                                   1,095

L.  BASIC AND DILUTED EARNING/(LOSS) PER SHARE

Basic earnings/(loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of potential common shares outstanding during the period. Potential common shares have been excluded from the computation of diluted loss per share in 1998 and 1997, as their effect would have been anti-dilutive. Potential common shares result from the assumed conversion of preferred stock plus the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. Potential common shares also include the unvested portion of restricted stock. For the year ended December 31, 1999, basic and diluted earnings per share were calculated as follows:

                                               Continuing    Net
For the year ended December 31, 1999           Operations  Income
---------------------------------------------  ----------  -------
Basic earnings per share numerator:
 Income from continuing operations                $26,224
 Net income                                                $28,149
Denominator:
 Weighted average common shares outstanding        21,115   21,115
                                                  -------  -------
Basic earnings per share                          $  1.24  $  1.33
                                                  =======  =======
Diluted earnings per share
Income from continuing operations                 $26,224
Net income                                                 $28,149
Denominator:
 Weighted average common shares outstanding        21,115   21,115
 Weighted average common potential shares           4,334    4,334
                                                  -------  -------
 Total shares                                      25,449   25,449
                                                  -------  -------
Diluted earnings per share                        $  1.03  $  1.11
                                                  =======  =======

Options to purchase 531,000 shares of common stock outstanding during the year ended December 31, 1999, were excluded from the calculation of diluted earnings per share, as their exercise price was greater that the average share price. Options and warrants to purchase 4,517,000 and 3,293,000 shares of common stock outstanding during the years ended December 31, 1998 and 1997, respectively, were excluded from the year-to-date calculation of diluted net loss per share as the effect of their inclusion would have been anti-dilutive.

M. EMPLOYEE BENEFIT PLAN

In 1989, the Company established a savings and profit sharing plan covering substantially all U.S. employees. The plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Effective January 1, 1994, the Company elected to match an employee's elective deferrals to the plan based upon a prescribed formula. The maximum matching contribution was 2% of an employee's annual compensation. Vesting is over a four-year period and begins on the date of hire. The Company contributed $307,000, $297,000 and $377,000 in 1999, 1998 and 1997, respectively.

N.  SEGMENT INFORMATION

As described in Note A. "Nature of Business", the Company has two reportable segments: Services and Switchboard. Significant financial information relative to the Company's reportable segments is as follows:

                                                           Total
Year Ended December 31, 1999    Services   Switchboard    Company
------------------------------  ---------  ------------  ---------
(in thousands)
Revenues
 Services                       $ 37,494       $     -   $ 37,494
 Switchboard                           -         8,304      8,304
                                --------       -------   --------
Total revenue                     37,494         8,304     45,798

Cost of revenues                  22,714         1,970     24,684
                                --------       -------   --------

Gross profit                      14,780         6,334     21,114

Operating expenses                22,864        14,990     37,854
                                --------       -------   --------
Operating loss                  $ (8,084)      $(8,656)  $(16,740)
                                ========       =======   ========
Total assets                    $162,255       $12,195   $174,450
                                ========       =======   ========

The Company delivers its services worldwide and Switchboard delivers its revenues within North America. Revenue can be grouped into geographic areas as follows:

Years Ended December 31,                  1999     1998     1997
---------------------------------------  -------  -------  -------
 (in thousands)
Revenues from unaffiliated customers:
 North America                           $34,252  $22,459  $ 9,300
 Europe                                    7,275    4,165    1,035
 Other                                     4,271    1,209      171
                                         =======  =======  =======
Total revenues                           $45,798  $27,833  $10,506

No one customer accounted for more than ten percent of consolidated revenues in 1999 or 1998. Three customers accounted for 17%, 15% and 11% of consolidated revenues in 1997. The Company does business throughout Europe with the majority of the revenue concentrated in Germany, The Netherlands, United Kingdom and France for the years presented. The majority of the revenue in the other category is concentrated in Australia, Malaysia and Japan for all years presented.

O. MINORITY INTERESTS

In 1999, the Company entered into an agreement with CBS Corporation ("CBS") to sell a minority interest in Switchboard. Pursuant to this agreement, CBS invested $5,000,000 in Switchboard and will provide $95 million in promotion over seven years and branding over ten years across the full range of CBS media properties as well as those of its radio and outdoor subsidiary, Infinity Broadcasting Corporation. As a result of this investment, CBS held an equity interest of approximately 35.0% on a fully-diluted basis at December 31, 1999.

In 1996, the Company entered into an agreement with America Online, Inc. ("AOL") and Digital City, Inc. ("DCI") to sell minority interests in Switchboard, to AOL and DCI. Pursuant to this agreement, AOL and DCI invested a total of $3,000,000 in Switchboard, Incorporated and held a combined equity interest of 3.0% on a fully-diluted basis at December 31, 1999. CBS, AOL and DCI's collective minority interest in the net loss of Switchboard is deducted from net income on a pro rata basis. For the year ended December 31, 1999, revenues and expenses were approximately $8,304,000 and $16,960,000, respectively. At December 31, 1999, assets and liabilities for Switchboard were approximately $12,195,000 and $5,464,000, respectively.

P. SALE OF INVESTMENT

In 1996, the Company made an equity investment of approximately $2,001,000 in Software.com, Inc. ("Software.com") a company which supplies Internet messaging solutions to service providers. During 1999, the Company sold 469,985 shares of common stock of Software.com resulting in net proceeds of $17,477,000 and a realized net gain of approximately $16,586,000. In December 1999, the six-month trading restriction on the Company's remaining shares expired. At December 31, 1999, the Company held 891,202 shares of common stock of Software.com which were valued at $96.00 per share, for a total value of $85,555,392. The investment is classified as available for sale in accordance with SFAS No. 115. The net unrealized gain of approximately $53,895,000, net of taxes of $30,350,000, is included in other comprehensive income within shareholders' equity. Subsequent to December 31, 1999, the Company entered into hedge contracts on 400,000 shares of Software.com common stock.

On January 21, 2000, the Company entered into a hedging contract for 300,000 shares of Software.com common stock. The maturity date for the contract is February 2, 2001. Upon maturity, the Company will receive payment for the value of the Software.com common shares based upon the average closing price of the ten consecutive trading days prior to, and including, the maturity date. The settlement price can be no lower than $84.04 or higher than $114.50 per common share.

On February 25, 2000, the Company entered into a hedging contract for 100,000 shares of Software.com common stock. The maturity date for the contract is February 25, 2001. Upon maturity, the Company will receive payment for the value of the Software.com common shares based upon the average closing price of the five consecutive trading days prior to, and including, the maturity date. The settlement price can be no lower than $84.60 or higher than $115.90 per common share.

Q. CBS ALLIANCE

In 1999, the Company's subsidiary, Switchboard and CBS consummated a number of agreements under which CBS acquired a 35% equity stake in Switchboard, through the issuance of 7,468,560 shares of Switchboard common stock and one share of Series E Special Voting Preferred Stock. In exchange, Switchboard received $5,000,000 in cash and will receive advertising and promotional value over a term of seven years, across the full range of CBS media properties, as well as those of its radio and outdoor subsidiary, Infinity Broadcasting Corporation. As part of the transactions, CBS was also issued warrants to purchase up to an additional 1,066,937 shares of Switchboard common stock at a per share exercise price of $1.00, which would increase its ownership position in Switchboard to 40%. The number of shares of common stock and warrants issued to CBS are subject to adjustment in the event of certain future issuances of securities by Switchboard.

The Advertising and Promotion Agreement dated as of June 30, 1999 and among the Company, Switchboard, and CBS provides advertising with a future value of $95 million to Switchboard over a seven-year period, subject to one-year renewals upon the mutual written agreement of the Company, Switchboard, and CBS. The net present value of the advertising has been recorded as a subscription receivable and an offsetting amount as paid-in capital in the Switchboard equity accounts. The subscription equity account will be amortized as marketing expense based on the proportion of advertising provided to the total amount to be provided over the seven-year term. During the year ended December 31, 1999, the Company recognized approximately $4,069,000 in non-cash advertising expense pursuant to the agreement.

CBS and Switchboard also entered into a License Agreement dated as of June 30, 1999 which provides a ten-year license, subject to extension, to Switchboard for the utilization of the CBS trademarks in identifying, marketing and promoting the Switchboard web site. Additionally, the Company issued a common stock purchase warrant to CBS on June 30, 1999, whereby CBS received warrants to purchase 250,000 shares of the Company's common stock at $11.27 per share.

Switchboard is required to pay CBS a 25% revenue share on the net advertising revenues derived from the sale of advertising displayed to CBS users through the co-branded interfaces or vertical guides during the term of the agreement. Additionally, Switchboard is required to pay a 12% sales commission for advertising sold by CBS on the Switchboard web site, or on advertisements displayed to CBS users through co-branded interfaces or vertical guides. In the event that the agreement is terminated by Switchboard for cause, as defined in the agreement, in lieu of performing the advertising and promotional obligations CBS may elect to pay in cash the difference between $95 million and the amount of promotional value provided to date. CBS may pay the cash over the original term of the agreement or in a lump sum payment equal to the net present value of the amount due.

The Company has agreed to indemnify CBS for breaches by Switchboard of representations, warranties and covenants in the Advertising and Promotion Agreement. The indemnification obligations with respect to the covenants will expire upon the first to occur of: (i) the first business day after June 30, 2001 when the Company owns or controls less than a majority of Switchboard's voting power; and (ii) the first business day after any person owns or controls more of Switchboard's voting power than the Company does. Switchboard has agreed to indemnify the Company for amounts that the Company may be required to pay to CBS pursuant to the Company's indemnification obligations to CBS.

R. MICROSOFT CORPORATION ALLIANCE

On January 11, 1999, the Company announced a strategic alliance with Microsoft Corporation to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. Under the agreement, Microsoft has committed to contribute $10,000,000 over a three-year period for the training of at least 500 professionals, certain marketing and product development efforts and the purchase of 1,750,000 common stock warrants. The first of these three payments was received in January 1999 in the amount of $5,900,000. The second payment of $2,500,000 was received in December 1999. The Company has recorded $4,032,000 of the 1999 payments received as additional paid in capital for the warrants issued to Microsoft. The remaining $4,368,000, associated with training, marketing and product development efforts, was recorded as an offset to expenses incurred related to this effort. At December 31, 1999, approximately $1,597,000 is classified as a component of accrued expenses. The remaining payment of $1,600,000 is to be received on or before December 31, 2000. The common stock warrants are subject to a three-year lock-up provision, based on continuation of the alliance, and have an exercise price of $10.00 per share. If exercised, Microsoft's warrants represent approximately 7.1% ownership of the outstanding common stock of the Company at December 31, 1999, on a basic basis.

S. DISCONTINUED OPERATIONS

In the fourth quarter of 1999, the Board of Directors of the Company committed to a plan to exit its software business and to focus the Company on its services and Switchboard segments as its sole operating units. The Company plans to provide support to its existing customers, including services for coexisting with and migrating customers to alternative software platforms over the next one to two years.

Included in the 1999 results of operations is an estimated loss from disposal of discontinued operations of $3,000,000, net of tax. The provision is comprised primarily of $1,900,000 for the write off of certain idle-assets and the closure and consolidation of leased facilities, estimated future operating losses of $700,000 and $400,000 for severance and costs related to the reduction of approximately 45 members of the Company's staff. As of December 31, 1999, the Company has expended $484,000 in cash related to the exiting of its software business.

Excluding the estimated loss from disposal of discontinued operations, revenues and expenses from discontinued operations for the years ended December 31, 1999, 1998 and 1997 were $26,636,000 and $18,431,000; $47,389,000 and $34,343,000; and
$63,836,000 and $68,566,000, respectively.

Net liabilities of discontinued operations, which are included in the Consolidated Balance Sheets as of December 31, 1999, are as follows:

(in thousands)
---------------------------------------------
Accounts receivable (net)                      $1,846
Inventory                                          53
Other current assets                            1,402
Property and equipment (net)                      466
Other assets (net)                                 99
                                               ------
 Total assets                                   3,866

Accrued expenses                                4,634
Deferred revenues                               2,496
                                               ------
 Total liabilities                              7,130
                                               ------
 Net liabilities of discontinued operations    $3,264
                                               ======

T. SUBSEQUENT EVENTS

In January 2000, the Company acquired ePresence, Incorporated ("ePresence"), a privately held e-business services company based in Red Bank, New Jersey that specializes in web design, development and integration. Consideration for the acquisition is comprised of $10,000,000 in cash and the issuance of shares of the Company's common stock based upon the achievement of certain performance measures. The total value of the acquisition is approximately $13,750,000 and will be accounted for using the purchase method of accounting. At December 31, 1999, ePresence employed 45 services professionals.

On March 2, 2000, Switchboard completed an initial public offering of 5,500,000 shares of common stock for proceeds of $82,500,000. Switchboard plans to use the net proceeds of this offering for general corporate purposes. After the initial public offering, the Company retains approximately 41% ownership in Switchboard.

U. RELATED PARTIES

The Company and Switchboard have entered into a corporate services agreement dated November 1, 1996 under which the Company's corporate staff provides certain administrative services, including financial and accounting, human resources and payroll advice, treasury, tax and insurance services and routine data processing, technical support and equipment maintenance services for which Switchboard pays the Company a monthly fee based on Switchboard's headcount and the level of services provided by the Company. The fee is reviewed and adjusted periodically by mutual agreement of the parties. The corporate services agreement extends for a period of three years and thereafter renews annually unless either party terminates the agreement with 90 days notice to the other.

For additional items such as development of data processing systems and programs, legal support, support in financing and acquisition transactions, general executive and management services, and support for contract bidding, Switchboard is charged based on Banyan's labor costs for the employee performing the services. Further, Switchboard reimburses the Company for its pro rata share of telephone, photocopying, postage and employee benefit plan expenses. Switchboard leases the space it occupies under an agreement with the Company. Switchboard pays Banyan rent in an amount that is approximately equal to its pro rata share of the Company's occupancy costs.

Certain directors of Switchboard hold positions as officers or directors of the Company. The Chairman of the Board of Directors of Switchboard is also Chairman of the Board of Directors, President and Chief Executive Officer of the Company. One director of Switchboard is Vice President and Chief Financial Officer of the Company.

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BANYAN SYSTEMS INCORPORATED:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Banyan Systems Incorporated ("Banyan") at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Banyan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

Boston, Massachusetts

February 2, 2000,
except for Note T,
for which the date is March 2, 2000

SUPPLEMENTARY DATA -- SELECTED FINANCIAL DATA


Years ended December 31,                                 1999       1998       1997       1996       1995
-----------------------------------------------------  ---------  ---------  ---------  ---------  ---------
 (in thousands, except share and per share amounts)
Statement of operations data:
 Revenues:
 Services                                              $ 37,494   $ 21,320   $  9,797   $  7,231   $  6,608
 Switchboard                                              8,304      6,513        709        170          -
                                                       --------   --------   --------   --------   --------
 Total revenues                                          45,798     27,833     10,506      7,401      6,608
 Operating loss from continuing operations              (16,740)   (12,321)   (11,964)    (8,527)    (7,978)
 Net income/(loss)1,2                                    28,149      1,115    (16,908)   (27,030)   (21,360)
Net income/(loss) per share:
Basic                                                  $   1.33   $   0.06   $  (0.97)  $  (1.59)  $  (1.27)
Diluted                                                $   1.11   $   0.06   $  (0.97)  $  (1.59)  $  (1.27)
Balance sheet data:
 Working capital                                       $112,443   $ 10,249   $ (2,732)  $ (1,513)  $  9,534
 Total assets                                           174,450     43,389     42,928     69,532    106,309
 Total shareholders' equity                             115,367     56,210      5,077     20,322     44,342
                                                       --------   --------   --------   --------   --------
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
1999 Quarter Ended                                                 Dec. 31   Sept. 30    June 30   March 31
-----------------------------------------------------             --------   --------    -------
Revenues:
 Services                                                         $ 11,011   $  9,881      8,636   $  7,966
 Switchboard                                                         3,040      2,286      1,850      1,128
                                                                  --------   --------    -------   --------
 Total revenues                                                     14,051     12,167     10,486      9,094
Income/(loss) from continuing operations                            (7,609)    (3,540)    (3,018)    (2,573)
Net income/(loss)1,2                                                24,215       (985)     4,462        457
Net income/(loss) per share:
Basic                                                             $   1.07   $  (0.04)      0.22   $   0.02
Diluted                                                           $   0.93   $  (0.04)      0.17   $   0.02
 Stock prices:3
 High                                                             $  23.13   $  11.75      17.25   $  17.94
 Low                                                              $   8.13   $   6.72       9.50   $   8.81
                                                                  --------   --------    -------   --------

1998 Quarter Ended                                                 Dec. 31   Sept. 30    June 30   March 31
-----------------------------------------------------             --------   --------    -------
Revenues:
 Services                                                         $  7,269   $  5,693      4,598   $  3,760
 Switchboard                                                         1,757      1,970      1,706      1,080
                                                                  --------   --------    -------   --------
 Total revenues                                                      9,026      7,663      6,304      4,840
Operating loss from continuing operations                           (2,527)    (2,478)    (4,024)    (3,292)
Net income/(loss)4                                                     830        681       (773)       377
Net income/(loss) per share:
Basic                                                             $   0.05   $   0.04      (0.04)      0.02
Diluted                                                           $   0.05   $   0.04      (0.04)  $   0.02
 Stock prices:3
 High                                                             $   9.19   $   9.69      12.00   $   6.44
 Low                                                              $   2.94   $   2.38       5.50   $   2.88
                                                                  --------   --------    -------   --------

1. In the second quarter of 1999, the Company recorded a net gain of approximately $4,043 for the sale of shares in an unaffiliated company.

2. In the fourth quarter of 1999, the Company recorded a net gain of approximately $12,543 for the sale of shares in an unaffiliated company, a one-time benefit from the reversal of deferred tax asset reserves of $21,655, and a one-time charge of $3,000, net of taxes, for the loss on disposal of business.

3. The Company's common stock is currently quoted on the Nasdaq National Market under the symbol "BNYN". The Company has registered a new symbol "EPRE" with Nasdaq and plans to begin trading under the symbol EPRE in May 2000. The common stock prices are based on the Nasdaq National Market daily closing stock price.

4. In the second quarter of 1998, the Company recorded a one-time charge of $1,400 related to the acquisition of the MapsOnUs web site and technology from Lucent Technologies, Incorporated.

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

On December 31, 1999, the Company had 13,440 shareholders of record.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2000 Annual Meeting will be held on May 9, 2000 at 2:00 p.m. at the Wyndham Westboro, 5400 Computer Drive, Westboro, Massachusetts 01581-1721.

FORM 10-K

Copies of our Annual Report on Form 10-K are available upon written request to Investor Relations, ePresence, 120 Flanders Road, Westboro, Massachusetts 01581.

COMMON STOCK

The Company's common stock is currently traded on the Nasdaq National Market under the symbol BNYN. The Company has registered a new symbol "EPRE" with Nasdaq and plans to begin trading under the symbol EPRE in May 2000.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Boston, Massachusetts

LEGAL COUNSEL

Hale and Dorr LLP
Boston, Massachusetts

TRANSFER AGENT AND REGISTRAR

EquiServe
P. O. Box 9187
Canton, MA 02021-9187
Shareholder inquiries (877) 282-1169

CORPORATE HEADQUARTERS

ePresence
120 Flanders Road
Westboro, Massachusetts 01581-5013

UNITED STATES OFFICES

San Francisco, California
Chicago, Illinois
Overland Park, Kansas
Westboro, Massachusetts
Detroit, Michigan
Okemos, Michigan
Woodbridge, New Jersey
New York, New York

Jenkintown, Pennsylvania
Dallas, Texas
Annandale, Virginia

INTERNATIONAL OFFICES

Melbourne, Australia
North Sydney, Australia
Haacht, Belgium
Ottawa, Ontario, Canada
Crawley, West Sussex, England
Munich, Germany
Maarssen, The Netherlands


(C) Copyright 2000 ePresence.
All Rights Reserved.
Printed in USA.