Form 10-K, Exhibit 13
period 2000-12-31
EPRESENCE INC
filed 2001-04-02
CIK 888711

                                                                      Exhibit 13
                                                                      ----------

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

ePresence, Inc. (formerly Banyan Systems Incorporated) (the "Company") is a leading provider of technology services from e-infrastructure through web development deployed on leading-edge Internet and directory technologies. Our primary service offerings include web site and web portal design and implementation; directory and security planning, application design and integration; and network integration and optimization.

In addition, our subsidiary, Switchboard Incorporated ("Switchboard"), is an Internet-based local merchant network, interconnecting consumers, merchants and national advertisers. Switchboard connects consumers searching for specific products and services with merchants that provide them. Switchboard's results are consolidated as part of the Company's financial results. From inception to March 2000, Switchboard was a majority-owned subsidiary of the Company. In March 2000, Switchboard consummated an initial public offering. Pre-offering, the Company owned approximately 53% of Switchboard's outstanding common stock and, as of December 31, 2000, the Company owns approximately 38% of Switchboard's outstanding common stock. Due to the Company's control of the Switchboard board of directors during 2000, Switchboard's results have been consolidated as part of our financial results. Effective January 2001, we will no longer consolidate Switchboard's results and we will begin to account for our interest in Switchboard under the equity method of accounting.

In 1999, we announced a decision to exit our software business and began to account for the software business as discontinued operations. Included in the 1999 results of operations is an estimated loss from disposal of discontinued operations of $3 million, net of tax. Since 1995, software revenues had declined primarily due to competitive pressures in the network operating system and electronic messaging markets.

During 2000, we focused our efforts on strengthening our position in the e-services marketplace with the acquisition of two e-services companies and the initial public offering of Switchboard. The Company was able to increase revenues from $45.8 million in 1999 to $81.6 million in 2000. Due to our strategic focus on e-services, we changed our name to ePresence, Inc. in May 2000.

Results of Operations

Services Revenues

Services revenues for 2000 increased 64% to $61.3 million, compared with $37.5 million in 1999 and $21.3 million in 1998. The increase in 2000 was due to revenues generated from consulting services due to an increase in customer engagements, particularly in web-site design and implementation, network integration, and directory & security planning. The increase was also due to the consolidation of post closing results from two acquisitions in the first six months of 2000. The increase in 1999 was primarily due to additional revenues generated from consulting services due to an increase in consulting engagements.

International revenues for 2000 decreased 17% to $9.6 million, compared with $11.5 million in 1999. International revenues were $5.4 million in 1998. The decrease in 2000 was primarily due to the sale of our French subsidiary in January 2000 and the closing of our Malaysian and Japanese offices in 1999. The increase in 1999 was primarily due to increased revenues from consulting engagements and services. In March 2001, we sold our Australian subsidiary, which accounted for approximately 9% of Services revenue in 2000. We anticipate that our international revenues will decrease as a percentage of total revenue in 2001 when compared to 2000.

Services Gross Profit

Gross profits for Services in 2000 were 45%, or $27.4 million, compared with 39%, or $14.8 million, in 1999 and 42%, or $9.0 million, in 1998.

The increases in gross profit dollars and percentages in 2000 were primarily due to increases in revenues from consulting services and improved billing rates, offset in part by an increase in delivery personnel and related costs to expand consulting services. The increase in gross profit dollars in 1999 was due primarily to an increase in consulting engagements, offset in part by increases in third-party product costs incurred as part of select consultancy engagements, and an increase in delivery personnel and related costs to expand consulting services revenues. The decrease in gross profit percentage in 1999 was due primarily to an increase in consulting delivery personnel and related costs. Cost of Services revenues consists primarily of consulting delivery personnel and third-party product costs.

Services Operating Expenses

Sales and marketing expenses for Services increased 85% to $20.2 million in 2000, compared with $10.9 million in 1999 and $7.8 million in 1998. These increases were due primarily to increases in sales staff in our expanded consulting services activities and an increase in variable sales costs, including commissions, which increased due to higher revenues. Additionally, we incurred approximately $1.7 million of corporate rebranding expense in 2000 relating to the change of the Company's name to ePresence. Sales and marketing expenses as a percentage of Services revenues were 33%, 29% and 37% for 2000, 1999 and 1998, respectively. Sales and marketing expenses consist primarily of salaries, associated employee benefits and travel expenses of sales and marketing personnel and promotional expenses.

General and administrative expenses increased 22% to $14.5 million in 2000, compared with $11.9 million in 1999 and $8.4 million in 1998. These increases were due primarily to additional recruiting and training expenses related to the staffing of our expanding consulting services activities. General and administrative expenses as a percentage of Services revenues were 24%, 32% and 40% for 2000, 1999 and 1998, respectively. General and administrative expenses consist primarily of compensation, benefits and travel costs for employees in the Company's management, finance, human resources, information services and operations groups; recruiting and training costs for delivery personnel; and facilities and depreciation expenses not allocated to sales or cost of revenues.

Amortization of goodwill expenses for Services were $2.3 million in 2000 as compared to none in 1999 and 1998. This increase was due to two acquisitions of services companies in the first and second quarters of 2000. Amortization of goodwill expenses as a percentage of Services revenues was 4% for 2000, as compared to none in 1999 and 1998.

Switchboard Revenues

Total revenues from Switchboard included in the consolidated financial results of our continuing operations increased 145% to $20.3 million, compared with $8.3 million in 1999 and $6.5 million in 1998. The increase in Switchboard revenues in 2000 was due primarily to an increase in national advertising, merchant services and syndication and licensing revenues. The increase in Switchboard revenues in 1999 was due primarily to an increase in syndication and license revenues, the launch of Switchboard's merchant aggregation program and the commencement of a strategic alliance between Switchboard and Discover Financial Services.

Switchboard Gross Profit

Gross profits for Switchboard in 2000 were 80%, or $16.3 million, compared with 76%, or $6.3 million, in 1999 and 69%, or $4.5 million, in 1998. These increases in gross profits were due primarily to increases in revenues offset in part by increases in amortization of deferred project costs, web service fees in connection with the merchant aggregation program and data communication costs to support the Switchboard web site.

Switchboard Operating Expenses

Sales and marketing expenses for Switchboard increased 163% to $29.6 million in 2000, compared with $11.2 million in 1999 and $5.2 million in 1998. These increases were due primarily to an increase in promotional investment in Switchboard, particularly CBS non-cash advertising, merchant services program expenses and employee salaries and benefits. Sales and marketing expenses as a percentage of Switchboard revenues were 146%, 135% and 90% for 2000, 1999 and 1998, respectively.

Product development expenses increased 81% to $3.5 million in 2000, compared with $1.9 million in 1999. Product development expenses were $3.2 million in 1998. The increase in 2000 was due primarily to increases in salaries and benefits associated with new personnel, consulting services and depreciation expense. The decrease in 1999 was due primarily to $1.4 million of expense for incomplete technology related to the MapsOnUs technology acquisition from Lucent Technologies, Inc. in 1998, as described below. Product development expenses as a percentage of Switchboard revenues were 17%, 23% and 49% for 2000, 1999 and 1998, respectively.

On May 18, 1998, Switchboard acquired the MapsOnUs Internet mapping technology from Lucent Technologies, Inc. for $1.6 million. Switchboard acquired the technology for integration into its directory web site. A significant portion of the technology acquired was deemed incomplete, as it did not meet the criteria for capitalization. The technology was incomplete because it required a substantial development effort by Switchboard, including a significant amount of coding, testing and integration, in order to successfully integrate the MapsOnUs technology into Switchboard's web site.

The technology had no alternative future use to Switchboard inasmuch as Switchboard had acquired the technology to improve and integrate it into Switchboard's web site and not to market it as a standalone product. Further, Switchboard had no other product, line of business or product development project that could use the technology. Therefore, a charge to product development of $1.4 million was recorded for the purchase of incomplete technology in 1998. Switchboard has subsequently completed the design and integration of the MapsOnUs technology into the Switchboard web site. The cost of completing the development effort was $200,000, which was capitalized in 1998.

General and administrative expenses for Switchboard increased 92% to $3.5 million in 2000, compared with $1.8 million in 1999 and $1.1 million in 1998. The increase in 2000 was primarily due to increased salaries and benefits, recruitment, insurance expense and increased allowance for doubtful accounts related to the revenue increase. The increase in 1999 was primarily due to increased salaries and benefits, recruitment and professional service costs, offset in part by a decrease in allowances for doubtful accounts. General and administrative expenses as a percentage of Switchboard revenues were 17%, 22% and 17% for 2000, 1999 and 1998, respectively.

Consolidated Other Income/(Expense) and Income Taxes

Consolidated other income/(expense) increased to $59.6 million in 2000 compared with $20.7 million in 1999 and $1.0 million in 1998. The increases in 2000 and 1999 were due primarily to recognized gains on sales of Software.com stock of approximately $44.6 million and $16.6 million for 2000 and 1999, respectively. In 2000 we had greater funds available for investment, primarily due to the sales of Software.com stock and proceeds raised for Switchboard in its initial public offering, as compared to 1999 and 1998. The increases in 2000 and 1999 were also due to increases in our minority interest in subsidiary losses.

Our effective tax rate for the year ended December 31, 2000 was 49.3%. This was negatively impacted by our deconsolidation of Switchboard for tax purposes, as Switchboard net losses are not included in our tax return, upon our percentage ownership change on June 30, 1999. In 1999, management considered the Company's recent results of operations, as well as the realizability of a gain on its investment in Software.com, and concluded that it is more likely than not that the deferred tax assets will be fully realizable. Accordingly, reserves against the Company's deferred tax assets were reversed, resulting in a one-time benefit from income taxes of $21.7 million. Subsequently, these deferred tax assets have been utilized to offset tax from gains on sales of Software.com stock.

Discontinued Operations

In the fourth quarter of 1999, our Board of Directors approved a plan to exit our software business and to focus on our services and Switchboard businesses as our sole operating units. Included in the 1999 results of operations is an estimated loss from disposal of discontinued operations of $3.0 million, net of tax. The provision is comprised primarily of $1.9 million for the write-off of certain idle assets and the closure and consolidation of leased facilities, estimated future operating losses of $0.7 million and $0.4 million for severance and costs related to the reduction of approximately 45 members of the Company's staff.

Revenues from discontinued operations for 1999 decreased 44% to $26.7 million, compared with $47.4 million in 1998 and $63.8 million in 1997. The decline in revenues was due primarily to competitive pressures in the network operating system and electronic messaging markets. Excluding the estimated loss from disposal of discontinued operations, expenses from discontinued operations for 1999 decreased 46% to $18.4 million, compared with $34.4 million in 1998 and $68.6 million in 1997. The decrease in expenses was due primarily to the redeployment of resources into the Company's services and Switchboard segments, a decrease in product development activities and a decrease in variable costs, including commissions and cost of goods sold, due to lower revenues.

Other Matters

In May 2000, as a result of our strategic focus on the services market place, we changed our name to ePresence, Inc.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, cash, cash equivalents and marketable securities were $152.2 million, of which $81.4 million was held by ePresence and $70.8 million was held by Switchboard. At December 31, 1999, cash, cash equivalents and marketable securities were $130.8 million, of which $127.2 million was held by ePresence and $3.6 million was held by Switchboard. Working capital increased from $112.4 million at December 31, 1999 to $155.5 million at December 31, 2000. Cash and cash equivalents increased $9.8 million resulting in a cash balance of $39.7 million at December 31, 2000. The increase in cash and cash equivalents was primarily due to $86.8 million raised from Switchboard's sale of equity in its initial public offering and $45.3 million in net proceeds from the sale of shares of Software.com. These increases were offset in part by $42.3 million in net purchases of marketable securities, $27.1 million for the acquisitions of two privately held services companies, $6.5 million in prepaid royalties, $4.9 million of other current assets, $4.3 million of capital expenditures, a $4.0 million decrease in deferred income taxes, and other various operating, investing and financing activities.

In January 1999, we announced a strategic alliance with Microsoft(R) Corporation ("Microsoft"). As part of the agreement, Microsoft has committed to contributing $10.0 million to us over a three-year period to fund the training of at least 500 professionals, marketing and development costs and the purchase of a warrant to purchase 1.75 million shares of our Common Stock. Microsoft paid $8.4 million to us in 1999.

In June 1999, the Company, Switchboard and Viacom, Inc. (formerly CBS) consummated their agreement for Viacom to acquire a 35% equity stake in Switchboard as of that date. In exchange, Switchboard received $5.0 million in cash and is entitled to promotion and branding over terms of seven and ten years, respectively, across the full range of Viacom media properties, as well as those of its radio and outdoor subsidiary, Infinity Broadcasting Corporation. The agreement provides advertising with a future value of $95.0 million to Switchboard over a seven-year period and a license to utilize the CBS trademarks for ten years. Viacom also received warrants to purchase an additional 5% of Switchboard as of June 30, 1999.

In January 2000, we acquired ePresence Inc. (now named ePresence Web Consulting, Inc.) a privately held e-business services company based in Red Bank, New Jersey that specializes in web design, development and integration. Consideration for the acquisition is comprised of $10.0 million in cash and the issuance of shares of our common stock based on the achievement of certain performance measures. The estimated purchase price of the acquisition, assuming the achievement of the performance measures, is approximately $13.8 million. The acquisition is accounted for, assuming the achievement of the performance measures, using the purchase method of accounting.

In May 2000, we acquired Strategic Network Designs, Inc. (now named ePresence CRM, Inc.), a privately held e-business services company based in Clark, New Jersey, that specializes in customer relationship management, e-mobility, wireless and custom application solutions. The total purchase price of $30.5 million, excluding transaction expenses, included consideration of $17.5 million in cash, 221,713 shares of common stock valued at $2.4 million and a one-year earnout of $10.0 million contingent on performance. In March 2001, the Company agreed to a $2.0 million payment in satisfaction of the earnout consideration. The transaction has been accounted for using the purchase method of accounting.

In March 2000, Switchboard raised approximately $74.8 million, net of expenses, through an initial public offering of its common stock. Subsequently, in April 2000, Switchboard raised an additional $11.5 million, net of expenses, through the sale of the over-allotment of shares by its underwriters.

In 2000, we sold 491,202 shares of Software.com common stock resulting in net proceeds of approximately $45.3 million and a net realized gain of approximately $44.6 million. During January and February of 2000, we entered into hedging contracts for the remaining 400,000 shares of Software.com common stock, which we held. On November 17, 2000,

Software.com and Phone.com merged. Pursuant to the terms of the merger, each Software.com shareholder received 1.6105 Phone.com shares in exchange for their Software.com shares. On October 26, 2000, we entered into two hedging contracts for Openwave Systems, Inc. (the merged Software.com and Phone.com company) shares, effectively rolling over our hedging contracts for Software.com common shares. These contracts are adjusted to equivalent Phone.com shares and pricing and maintain the same terms as the original contracts with the exception of maturities. The hedging contract for 483,150 shares matures on March 19, 2001 and the hedging contract for 161,050 shares matures on April 9, 2001. In January 2001, we liquidated this Openwave position for net proceeds of approximately $39.3 million.

We terminated our line of credit with Foothill Capital Corporation effective September 4, 2000. On October 6, 2000, we entered into a new $10.0 million line of credit agreement with Fleet National Bank. In general, the Company's obligations under this credit agreement bear interest at the variable base rate per annum. This credit agreement has a three-year term. The line of credit contains covenants relating to the maintenance of certain financial ratios.
We had no borrowings under the line of credit outstanding at December 31, 2000.

On December 18, 2000, the Board of Directors of ePresence authorized the repurchase of up to $10.0 million of its common stock on the open market. Repurchases of stock will be at management's discretion, depending upon acceptable prices and availability. Funds used in the repurchase of shares will come from ePresence's existing cash and investment balances along with cash generated from operations. As of December 31, 2000, the Company has expended $166,250 toward stock repurchase.

We believe that existing cash and marketable securities, combined with cash expected to be generated from operations, will be sufficient to fund the Company's operations through at least the next 12 months.

Quantitative and Qualitative Disclosures about Market Risk

We do not believe that we have any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

Factors Affecting Future Operating Results

Certain of the information contained in this Annual Report, including, without limitation, information with respect to our plans and strategy for our business, statements relating to the sufficiency of cash and cash equivalent balances, anticipated expenditures, the intended effects of the discontinuation of our software business, the deconsolidation of Switchboard.com and our sales and marketing and product development efforts, consists of forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "expects," "anticipates," "plans," and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following factors:

In October 1999, we announced a plan to exit our software business. Until the fourth quarter of 1998, a majority of our revenues were attributable to the software business. While we have continued to provide consulting services to our customers, we no longer market software, nor have we advanced our software technology through product development. Our future success will depend in part upon our ability to continue to grow our Services business, enter into new strategic alliances, acquire additional Services customers and adapt to changing technologies and customer requirements. Any failure to do so could have a material adverse effect on us. We have a limited operating history as a services company. There can be no assurance we will be successful in our new strategic focus on services, including e-services.

The recent stock market decline and broad economic slowdown has affected the demand for e-services, lengthened the sales cycles and caused decreased technology spending for many of our customers and potential customers. These events could have a material effect on us.

As part of our strategic focus on services, on January 11, 1999, we announced a global alliance with Microsoft to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. The agreement contains various obligations and milestones that must be met by us, including the certification of 500 Microsoft-trained professionals. The failure to meet such obligations and milestones could result in a termination of the agreement, which could have a material adverse effect on us.

We sell our services principally through a direct sales force to customers in a broad range of industries. We do not require collateral or other security to support customer receivables. Conditions affecting any of our clients could cause them to become unable or unwilling to pay us in a timely manner, or at all, for services we have already performed. Our financial results and condition could be adversely affected by credit losses.

During 2000 we entered into a number of partnerships and alliances with software vendors under which the Company provides services around such vendors' products. Any failure of these alliances to generate the anticipated level of sales, or the loss of one or more of these alliances, or the failure to enter into additional stategic alliances, could have a material adverse effect on us.

We are dependent upon the continued services of our key management and technical personnel. Competition for qualified personnel is intense, and there can be no assurance we will be able to attract and retain qualified management and other key employees.

In 1999, we announced our intention to acquire additional professional services companies in an attempt to strengthen our expanding consulting services business activities. In 2000, we completed two acquisitions, described elsewhere herein. Any failure by us to effectively identify and acquire additional companies, integrate and assimilate acquired companies, and any failure of acquired companies to perform as expected, could have a material adverse effect on us.

In 2000, 1999 and 1998, international revenues accounted for 16%, 31% and 25%, respectively, of the Company's Services revenues. International revenues may be adversely affected by factors such as local or global economic conditions, political uncertainty, currency fluctuations and governmental regulation. For example, our results of operations in 1998 were adversely affected by global economic uncertainty, and in particular, the financial market instability in Asia. There can be no assurance such uncertainty will not continue to adversely affect our operating results.

As part of Viacom's June 1999 investment in Switchboard, Switchboard and ePresence entered into an Advertising and Promotion Agreement with CBS, under which CBS agreed to arrange for the placement of up to $95.0 million of advertising and promotion of the Switchboard web site. Under this agreement, we agreed to indemnify CBS for any breach by Switchboard of Switchboard's representations, warranties or covenants in the agreement. Our indemnification obligations with respect to the covenants expire upon the first to occur of
(i) the first business day after June 30, 2001 when we own or control less than a majority of Switchboard's voting power and (ii) the first business day after any person owns or controls more of Switchboard's voting power than do we. Switchboard has agreed to indemnify us for amounts that we may be required to pay Viacom pursuant to our indemnification obligations to Viacom. If we are required under the Advertising and Promotion Agreement to indemnify Viacom it may have a material adverse effect on us.

We own 9,802,421 shares of Switchboard's common stock, which is traded on the Nasdaq National Market. The trading price of Switchboard's common stock is likely to be volatile and may be influenced by many factors, including, without limitation, variations in financial results, changes in earnings estimates by industry research analysts, the failure or success of branding and strategic initiatives (including Switchboard's relationship with CBS) and investors' perceptions. Volatility in the trading price of Switchboard's common stock could have a material adverse effect on our financial condition. In addition, due to our level of ownership of Switchboard, the trading price of our common stock is likely to be influenced by the trading price of Switchboard's common stock. If Switchboard's trading price declines, the trading price of our common stock will likely decline as well.

Through 2000, Switchboard's results of operations are consolidated as part of our results of operations. Beginning in 2001, Switchboard's results of operations will be accounted for under the equity method of accounting, whereby we will include our pro rata share of Switchboard's net income or loss as a separate line item in our statement of operations. Switchboard, which has a history of incurring net losses, expects its net losses to continue through at least 2001 as a result of planned increases in operating expenses and may never achieve profitability. In addition, Switchboard's quarterly results of operations have fluctuated significantly in the past and are likely to fluctuate significantly from quarter to quarter in the future. Factors that may cause Switchboard's results of operations to fluctuate include:

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

 . the cost of acquiring, and the availability of, content, including directory information and maps; and

 . Switchboard's expenses, which are largely fixed, particularly in the short-term, are partially based on expectations regarding future revenue.

In addition, Switchboard has only a limited operating history and until March 2000 had no operating history as a stand-alone company and no experience in addressing various business challenges without the support of a corporate parent. It may not be successful as a stand-alone company.

Because of the foregoing factors and the other factors we have disclosed from time to time, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon these comparisons as indicators of our future performance. We expect that our results of operations may fluctuate from period-to-period in the future.


EURO CONVERSION DISCLOSURE

On January 1, 1999, the participating member countries of the European Union adopted the Euro as the common legal currency and fixed conversion rates between their existing sovereign currencies and the Euro. We do not believe that the Euro conversion will have a material impact on our operations.

                          CONSOLIDATED BALANCE SHEETS

                                                                                December 31,
                                                                           --------------------
                                                                              2000       1999
                                                                           --------   ---------
                                                                              (in thousands,
                                                                           except share amounts)
  Assets
  Current assets:
     Cash and cash equivalents                                             $ 39,726   $ 29,920
     Marketable securities                                                  104,207     91,653
     Accounts receivable, less allowances of
     $1,278 and $869, respectively                                           20,016     14,482
     Other current assets                                                    14,293      2,729
     Total current assets                                                   178,242    138,784
     Property and equipment, net                                              5,636      3,784
     Marketable securities                                                    8,249      9,198
     Deferred tax asset                                                      13,265     21,655
     Goodwill, net of accumulated amortization of $2,263                     29,330         --
     Other assets, net of accumulated amortization of
     $876 and $596, respectively                                              9,708      1,029
  Total assets                                                             $244,430   $174,450

  Liabilities
  Current liabilities:
     Accounts payable                                                      $  4,561   $  3,677
     Accrued compensation                                                     5,136      4,493
     Accrued expenses                                                         7,577      7,538
     Net liabilities of discontinued operations                                  --      3,264
     Other current liabilities                                                  737      1,041
     Deferred revenue                                                         4,723      5,728
     Long-term debt, current portion                                             --        600
     Total current liabilities                                               22,734     26,341
  Commitments and contingencies (Note I)
  Long-term debt                                                              2,000         --
  Deferred tax liability                                                     13,947     30,350
  Minority interests in consolidated subsidiaries                            56,070      2,392

  Shareholders' Equity
     Convertible preferred stock, $.01 par value; authorized 1,000,000 shares;
     none issued and outstanding                                                 --         --
     Common stock, $.01 par value; authorized 35,000,000 shares;
     issued and outstanding 26,063,646 and 24,783,670
     shares, respectively                                                       261        248
     Additional paid-in capital                                             144,725     93,648
     Unearned compensation                                                   (2,743)      (603)
     Accumulated earnings/(deficit)                                          11,619     (3,436)
     Accumulated other comprehensive income                                  24,547     54,074
     Treasury stock at cost; 1,893,000 shares                               (28,730)   (28,564)
     Total shareholders' equity                                             149,679    115,367
     Total liabilities and shareholders' equity                            $244,430   $174,450
The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Years ended December 31,
                                                 ------------------------------
                                                    2000       1999       1998
                                                 --------   --------   --------
                                                   (in thousands, except share
                                                     and per share amounts)
Revenues:
  Services                                       $ 61,300   $ 37,494   $ 21,320
  Switchboard                                      20,310      8,304      6,513
     Total revenues                                81,610     45,798     27,833
Cost of Revenues:
  Services                                         33,857     22,714     12,284
  Switchboard                                       4,049      1,970      1,999
Total cost of revenues                             37,906     24,684     14,283
Gross profit                                       43,704     21,114     13,550
Operating Expenses:
  Sales and marketing                              49,819     22,163     13,053
  Product development                               3,473      1,923      3,223
  General and administrative                       18,067     13,768      9,595
  Amortization of Goodwill and Intangibles          2,308         --         --
     Total operating expenses                      73,667     37,854     25,871
Operating loss from continuing operations         (29,963)   (16,740)   (12,321)
Other Income/(Expense):
  Interest income                                   7,624      1,345        793
  Minority interest                                 9,861      3,513        549
  Interest expense                                    (61)      (100)      (122)
  Other, net                                       42,208     15,914       (257)
  Total other income/(expense)                     59,632     20,672        963
Income/(loss) from continuing operations
  before income taxes                              29,669      3,932    (11,358)
Provision for/(benefit from) income taxes          14,614    (22,292)       573
Income/(loss) from continuing operations         $ 15,055   $ 26,224   $(11,931)
Discontinued operations:
  Income from discontinued operations
     (net of taxes of $3,283 in 1999)                  --      4,925     13,046
  Loss from disposal of discontinued operations
     (net of tax benefit of $2,000 in 1999)            --     (3,000)        --
Net income                                       $ 15,055   $ 28,149   $  1,115

Net Income/(Loss) per Share:
  Basic
     Income/(loss) from continuing operations       $0.64      $1.24     $(0.66)
     Net income                                     $0.64      $1.33      $0.06
  Diluted
     Income/(loss) from continuing operations       $0.56      $1.03     $(0.66)
     Net income                                     $0.56      $1.11      $0.06
Weighted average number of common shares:
  Basic                                            23,695     21,155     18,085
  Diluted                                          26,727     25,449     18,085

              The accompanying notes are an integral part of the
                      consolidated financial statements.


THREE YEARS ENDED            CONVERTIBLE              ADDITIONAL                  ACCUMULATED      OTHER
DECEMBER 31, 2000             PREFERRED    COMMON      PAID-IN      UNEARNED      EARNINGS/    COMPREHENSIVE   TREASURY     TOTAL
(In Thousands)                  STOCK      STOCK       CAPITAL    COMPENSATION    (DEFICIT)        INCOME        STOCK     EQUITY
---------------------------- -----------  --------   ----------   ------------   ------------  -------------   ---------  --------

  Balance, December 31, 1997     $   --       $193     $ 66,020        $    --      $(32,700)       $    128   $(28,564)  $  5,077
  Net income                                                                           1,115                                 1,115
  Foreign currency
     translation adjustment                                                                               42                    42
  Change in net unrealized
     gain on investments                                                                                   8                     8
  Comprehensive income                                                                                                       1,165
  1,472,305 shares of
   common stock
     issued under stock and
      option
     plans including related
      tax benefits                              15          2,542         2,557
  263,158 shares of
     convertible
     preferred stock issued           3                   9,497                                                              9,500
  Unearned compensation                                   1,426         (1,426)                                                 --
  Amortization of unearned
     compensation                                                          100             100
  Balance, December 31, 1998          3        208       79,485         (1,326)      (31,585)            178    (28,564)    18,399
  Net income                                                                          28,149                                28,149
  Foreign currency
   translation adjustment                                                                (61)                                  (61)
  Change in net unrealized
     gain on investments, net
     of tax                                                                           53,957                                53,957
  Comprehensive income                                                                                                      82,045
  1,333,108 shares of
   common stock issued
     under stock and option
      plans
     including related tax
      benefits                                  13        3,736                                                              3,749
  Exercise of warrants for
     90,701 shares of common
      stock                                      1           (1)                                                                --
  Conversion of preferred
   stock to
     2,631,580 shares of
      common stock(3)                           26          (23)                                                                --
  Unearned compensation                                     277           (277)                                                 --
  Amortization of unearned
      compensation                                                       1,000                                               1,000
  Issuance of warrants                                    4,503                                                              4,503
  Issuance of subsidiary
   common stock
     and warrants, net of
     minority interests                                   3,474                                                              3,474
  Non-cash advertising and
   promotion
     expenses, net of minority
      interests                                           2,197                                                              2,197
  Balance, December 31, 1999         --        248       93,648           (603)       (3,436)         54,074    (28,564)   115,367
  Net income                                                                          15,055                                15,055
  Foreign currency
     translation adjustment                                                                             (240)                 (240)
  Change in net unrealized
     loss on investments                                                                             (29,287)              (29,287)
  Comprehensive loss                                                                                                       (14,472)
  1,279,976 shares of
   common stock issued
     under stock and option
      plans
     including related tax
      benefits                                  13        8,891                                                              8,904
  Conversion of warrants
  Repurchase of 45,000
   shares                                                                                                          (166)      (166)
  Unearned compensation                                   2,927         (3,015)                                                (88)
  Amortization on unearned
     compensation                                                           (5)          875             870
  Net change in subsidiary
   capital,
     net of minority
      interest                                           39,264                                                             39,264
  Balance, December 31, 2000     $   --       $261     $144,725        $(2,743)     $ 11,619        $ 24,547   $(28,730)  $149,679
The accompanying notes are
 an integral part of the
 consolidated financial
 statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                                         --------------------------------
                                                                                            2000      1999      1998
                                                                                         --------   --------   -------
                                                                                                (in thousands)
  Cash Flows from Operating Activities:
  Net income                                                                             $ 15,055   $ 28,149   $ 1,115
  Adjustments to reconcile net income to net
     Cash (used in)/provided by operating activities:
     Gain on sale of investments                                                          (44,556)   (16,586)       --
     Other-than-temporary unrealized loss on
     available for sale investments                                                           714         --        --
     Depreciation and amortization                                                          5,418      2,343     4,662
     Minority interest                                                                     (9,861)    (3,684)     (549)
     Loss on disposal of assets                                                               325         --        --
     Discontinued operations, non-cash portion                                                 --        600        --
     Other charges, non-cash portion                                                           --         --     1,400
     Amortization of unearned compensation                                                    870      1,000       100
     Non-cash advertising and promotion                                                    11,610      4,069        --
     Deferred income taxes                                                                 (4,005)     8,695        --
     Changes in operating assets and liabilities:
       Accounts receivable                                                                 (2,570)      (804)   (4,370)
       Inventories                                                                             --         --       192
       Net discontinued liabilities                                                        (3,634)     2,071        --
       Other current assets                                                                (4,909)       212      (327)
       Other non-current assets                                                            (5,498)       481      (125)
       Prepaid royalties                                                                   (6,500)        --        --
       Accounts payable and accrued compensation and expenses                              (2,660)       846       707
       Accrued costs for restructuring and other charges                                       --         --      (873)
       Other current liabilities                                                             (250)      (437)      (69)
       Deferred revenue                                                                      (850)    (1,429)     (483)
       Other liabilities                                                                       --         --      (175)
  Net cash (used in)/provided by operating activities                                     (51,301)    25,526     1,205
  Cash Flows from Investing Activities:
     Capital expenditures                                                                  (4,303)    (2,218)   (1,420)
     Proceeds from investment                                                              45,278     17,286        --
     Acquisition of technology                                                                 --         --      (500)
     Acquisition of goodwill                                                              (27,142)        --        --
     (Purchases of)/proceeds from marketable securities, net                              (42,328)   (38,265)   (2,918)
  Net cash (used in) investing activities                                                 (28,495)   (23,197)   (4,838)
  Cash Flows from Financing Activities:
     Net proceeds from issuance of convertible preferred stock                                 --         --     9,500
     Sale of equity in subsidiary, net                                                     86,842      4,298        --
     Proceeds from acquired debt                                                              (35)        --        --
     Purchase of treasury stock                                                              (166)        --        --
     Proceeds from stock plan purchases, stock options
       and warrants                                                                         2,894      8,326     2,557
  Net cash provided by financing activities                                                89,535     12,624    12,057
  Effect of exchange rate changes on cash and cash equivalents                                 67       (193)       62
  Net increase in cash and cash equivalents                                                 9,806     14,760     8,486
  Cash and cash equivalents at beginning of the year                                       29,920     15,160     6,674
  Cash and cash equivalents at end of the year                                           $ 39,726   $ 29,920   $15,160
  Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for:
       Interest                                                                          $     61   $    147   $   473
       Income taxes                                                                      $  1,870   $    301   $   372
     Non-cash financing activity:
       Corporate insurance financing                                                           --   $  1,029        --
       Issuance of note payable for technology                                                 --         --   $ 1,100

                The accompanying notes are an integral part of
                    the consolidated financial statements.

Notes to Consolidated Financial Statements

A. NATURE OF BUSINESS

ePresence, Inc., formerly Banyan Systems Incorporated ("the Company"), has two reportable segments: Services and Switchboard. The Company's Services segment delivers professional services including web site and web portal design and implementation; directory and security planning, application design and integration; network integration and optimization. The Company's Switchboard segment is organized as a subsidiary, Switchboard Incorporated ("Switchboard"). Switchboard is an Internet-based local merchant network interconnecting consumers, merchants and national advertisers. Switchboard connects consumers searching for specific products and services with merchants that provide them. In March 2000, Switchboard completed an initial public offering. At December 31, 2000, the Company owned 9,802,421 shares or an approximate 38% equity interest on a fully diluted basis. In 1999, the Company announced the discontinuation of its software business. The Company's reportable segments are managed separately because they market and distribute distinct products and services.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements comprise those of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current method of presentation.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents. Those instruments with maturities between three and twelve months are considered to be short-term marketable securities, and investments with maturities of greater than one year are classified as long-term marketable securities. Cash equivalents and marketable securities are carried at market, and consist primarily of U.S. government securities, corporate and municipal issues, and interest bearing deposits with major banks.

In accordance with Statement of Accounting Standards ("SFAS") No. 115, the Company classifies all of its marketable debt and marketable equity securities as available for sale securities. These securities are valued at their fair value. Unrealized holding gains and losses are reported as a net amount in accumulated other comprehensive income, a separate component of shareholders' equity (see Note O).

Property and Equipment

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

Product Development Costs

The Company capitalizes costs for internally developed software after technological feasibility of the products is reached. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software costs are amortized, on a product-by-product basis, ratably over the estimated economic life of the product (generally three years), or the ratio of current gross revenues to total current and expected future gross revenues of the product, whichever is greater.

The Company evaluates the net realizable value of capitalized software on an ongoing basis, relying on a number of factors including operating results, business plans, budgets, economic projections and undiscounted cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, project development cycles and changes in management's market emphasis.

Software Licenses

The Company has purchased various software licenses for technology that have been incorporated in the Company's products. The cost of these licenses, included in other assets, is amortized on a straight-line basis over their estimated useful lives, not to exceed three years (see Note F).

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

The Company's subsidiary, Switchboard, generates its revenue from web site advertising, syndication and licensing fees for its directory technologies, and its merchant aggregation program. Revenue from advertising is recognized as the services are delivered, provided that no significant Switchboard obligations remain and collection of the resulting receivable is probable. Revenue from revenue-sharing agreements is recognized in the period following that in which the services are provided and when the revenue amount can be determined. Syndication and licensing revenues and related costs are recognized ratably over the term of the contract. Subscription fees are recognized over the period that the local merchant web site is in place, usually on a monthly basis. Customer acquisition fees are recognized when the local merchant web site construction is complete.

Deferred revenue is principally comprised of billings in excess of recognized revenue relating to consulting engagements, advertising agreements and licensing fees received in advance of revenue recognition.

Foreign Currency Translation

The Company's subsidiaries generally use the local currency as the functional currency; assets and liabilities are translated into U.S. dollars at the period ended exchange rate, and income and expense amounts are translated using the average rate prevailing for the period. Adjustments resulting from translation are included in accumulated other comprehensive income. For those subsidiaries, which use the U.S. dollar as the functional currency, translation gains and losses are included in other income and expenses in the statement of operations. The Company's foreign subsidiaries, ePresence (UK) Ltd., ePresence (Deutschland) GmbH and ePresence Holland B.V., used the U.S. dollar as functional currency for the years ended December 31, 1998 and 1997. In April 1999, the Company made a determination to change the functional currency of ePresence (UK) Ltd., ePresence (Deutschland) GmbH and ePresence Holland B.V. to their respective local currencies. The Company's foreign subsidiary, ePresence Australia Pty. Ltd., used the local currency as functional currency for the year ended December 31, 1997. In January of 1998, the Company made a determination to change the functional currency of ePresence Australia Pty. Ltd. to the U.S. dollar. In 1999, the remainder of the Company's subsidiaries used the U.S. dollar as their functional currency.

Minority Interest

Minority interest in consolidated subsidiary represents minority shareholders' proportionate share of the equity in the Company's subsidiary, Switchboard. At December 31, 2000, the Company owned approximately 38.2% of the capital stock on a fully diluted basis of Switchboard (see Note K).

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

Derivative Instruments and Hedging

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

Advertising Expense

Advertising costs, in the Switchboard subsidiary books, are expensed as incurred and totaled $17,272,000, $6,612,000 and $3,296,000 in the years ended December 31, 2000, 1999 and 1998, respectively. In 2000 and 1999, the cost included $11,824,000 and $4,069,000 of non-cash advertising received from Viacom (formerly CBS), respectively.

C. MARKETABLE SECURITIES

Marketable securities consisted of the following at December 31, 2000 and 1999:

                                      2000                  1999
                                   AGGREGATE  AMORTIZED  AGGREGATE    AMORTIZED
  SECURITY TYPE                   FAIR VALUE     COST    FAIR VALUE      COST
  -------------                   ----------  ---------  ----------  ----------
                                                (IN THOUSANDS)
  Maturing within one year:
     Common stock                   $ 38,448    $   649    $ 85,555    $ 1,310
     Commercial paper/agencies        57,469     57,057       5,961      5,957
     U.S. treasury notes               1,247      1,225         137        137
     Municipal obligations             7,043      7,017          --         --
                                     104,207     65,948      91,653      7,404
  Maturing after one year through
   five years:
     Commercial paper/agencies         7,232      7,034       1,030      1,017
     U.S. treasury notes               1,017      1,010       8,168      8,123
                                       8,249      8,044       9,198      9,140
  Totals                            $112,456    $73,992    $100,851    $16,544

Unrealized gains/(losses) are included in shareholders' equity and accumulated other comprehensive income, net of tax.

D. PROPERTY AND EQUIPMENT



                                                   December 31,
Property and equipment consists of the         -------------------
 following at:                                   2000       1999
--------------------------------------------   --------   --------
                                                 (in thousands)
  Computer and peripherals                     $ 19,277   $ 17,786
  Equipment                                       9,524      8,740
  Furniture and fixture                           2,263      1,638
  Leasehold improvements                          3,411      2,361
  Total cost                                     34,475     30,525
  Accumulated depreciation and amortization     (28,839)   (26,741)
                                               $  5,636   $  3,784

Depreciation expense for 2000, 1999 and 1998 was $2,194,000, $1,931,000 and
$3,607,000, respectively.  At December 31, 2000, 1999 and 1998, 5%, 8% and 7%,
respectively, of the Company's fixed assets were deployed or resided internationally. The principal international locations were the United Kingdom, Germany, Holland and Australia.


E. ACQUISITION OF BUSINESSES

In January 2000, the Company acquired ePresence, Inc. (currently named ePresence Web Consulting, Inc.), a privately held e-business services company based in Red Bank, New Jersey that specializes in web design, development and integration. Consideration for the acquisition is comprised of $10,037,000 in cash, of which approximately $9,963,000 had been paid through December 31, 2000, and the issuance of shares of the Company's common stock based upon the achievement of certain performance measures. The estimated purchase price of the acquisition, assuming the achievement of the performance measures, is approximately $13,750,000 and has been accounted for using the purchase method of accounting.

The Company has recorded an intangible of approximately $9,505,000, which will be amortized over a ten-year period.

A summary of the assets acquired and liabilities assumed in the ePresence, Inc. acquisition follows:

                                                                (Thousands)
  Estimated fair values
     Assets acquired                                              $ 1,553
     Liabilities assumed                                           (1,021)
     Goodwill (amortized by the straight-line method
      over 10 years)                                                9,505
  Purchase price                                                   10,037
  Less cash acquired and liability for outstanding shares             (20)
  Net cash paid                                                   $10,017

In May 2000, the Company acquired Strategic Network Designs, Inc. (currently named ePresence CRM, Inc.), a privately held e-business services company based in Clark, New Jersey that specializes in customer relationship management, e-mobility, wireless and custom application solutions. The total purchase price of $30,500,000, excluding transaction expenses, included consideration of $17,500,000 in cash, 221,713 shares of common stock valued at $2,400,000 and a one-year earnout of $10,000,000 contingent on performance. The transaction has been accounted for using the purchase method of accounting. The Company has recorded an intangible of approximately $19,800,000, which will be amortized over a ten-year period.

A summary of the assets acquired and liabilities assumed in the Strategic Network Designs, Inc. acquisition follows:

                                                                 (Thousands)
  Estimated fair values
     Assets acquired                                              $ 3,073
     Liabilities assumed                                           (2,934)
     Goodwill (amortized by the straight-line method
      over 10 years)                                               19,800
  Purchase price                                                   19,939
  Less cash acquired and liability for outstanding shares            (556)
  Net cash paid                                                   $19,383

The following are the Company's unaudited pro forma results for the year ended December 31, 1999 as compared to the unaudited pro forma results for the twelve months ended December 31, 2000, assuming the acquisitions occurred on January 1, 1999 (in thousands, except for per share data).

                                               YEAR ENDED DECEMBER 31,
                                              -------------------------
                                                   2000         1999
                                              ------------ ------------
                                               (pro forma) (pro forma)
  Net revenues                                  $ 88,167     $ 62,144
  Net (loss) from continuing operations         $(28,313)    $(14,272)
  Net income                                    $ 16,299     $  3,336
  Net earnings per common share:
     Basic                                      $   0.69     $   0.16
     Diluted                                    $   0.61     $   0.13
  Weighted average number of common shares
     Basic                                        23,695       21,155
     Diluted                                      26,727       25,449

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which would have actually resulted, had the combinations been in effect on January 1, 1999, or of future results of operations.

F. OTHER ASSETS



                                               December 31,
                                             --------------
Other assets consist of the following at:     2000    1999
-----------------------------------------    ------  ------
                                             (in thousands)
  AOL stock, net                             $3,138  $   --
  AOL long-term prepaid                       6,133      --
  Continuum software license, net               219     743
  Other                                         218     286
                                             $9,708  $1,029

Amortization expense for other assets was $603,000, $413,000 and $1,185,000 for 2000, 1999 and 1998, respectively.

On May 18, 1998, Switchboard acquired the MapsOnUs Internet mapping technology from Lucent Technologies, Inc. ("Lucent"). The technology was acquired to integrate it into Switchboard's directory web site. Switchboard paid Lucent $500,000 in cash and executed a note payable of $1,100,000 to be paid over a two-year period. The note bore interest at a rate of 6.75%. During the year ended December 31, 2000, Switchboard completed payment of the final principal and interest payable under the note.

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

In December 2000, Switchboard entered into a Directory and Local Advertising Platform Services Agreement (the "Directory Agreement") with AOL to develop a new directory & local advertising platform and product set to be featured across specified AOL properties. Switchboard and AOL will share specified directory advertisement revenue during the term of the Directory Agreement. In general (i) Switchboard will receive a majority of the first $35.0 million of such directory advertisement revenue and (ii) Switchboard will receive a lesser share of any additional such directory advertisement revenue. Switchboard paid AOL $13.0 million at the signing of the Directory Agreement and, under the terms of the Directory Agreement, will pay to AOL a total of an additional $13.0 million under a schedule that shall end no later than March 11, 2002. These amounts will be amortized as sales and marketing expenses over the estimated life of the agreement. AOL has committed to pay at least $2.0 million to Switchboard in consulting or service fees. The Directory Agreement has an initial term of four years, which is subject to earlier termination upon the occurrence of specified events including, without limitation, (a) after 24 months, and again after 36 months, if specified revenue targets have not been achieved and neither party has made additional payments to the other to prevent such termination, (b) if Switchboard is acquired by one of certain third parties or (c) if AOL acquires one of certain third parties and AOL pays to Switchboard a termination fee of $25.0 million.

In connection with entering into the Directory Agreement, Switchboard issued to AOL 746,260 shares of its common stock, and agreed to issue to AOL 746,260 shares of common stock if the Directory Agreement continues after two years and an additional 746,260 shares of common stock if the Directory Agreement continues after three years. Switchboard recorded the value of the 746,260 shares issued to AOL as an other asset and is amortizing this value on a straight line basis over four years through amortization of goodwill and intangibles. If Switchboard and AOL renew the Directory Agreement for at least an additional four years after the initial term, Switchboard agreed to issue to AOL a warrant to purchase up to 721,385 shares of common stock at a per share purchase price of $4.32. Switchboard granted AOL "piggy-back" registration rights and up to two Form S-3 demand registration rights with respect to the foregoing shares of Common Stock.

G. EMPLOYEE BENEFIT PLAN

In 1989, the Company established a savings and profit sharing plan covering substantially all U.S. employees. The plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Effective January 1, 1994, the Company elected to match an employee's elective deferrals to the plan based upon a prescribed formula. The maximum matching contribution was 2% of an employee's annual compensation. Vesting is over a four-year period and begins on the date of hire. The Company contributed $268,000, $307,000, and $297,000 in 2000, 1999, and 1998, respectively.

In January 2000, the Company acquired ePresence, Inc. ("ePresence"), and has elected to continue administering the savings and profit sharing plan that was adopted by ePresence on January 1, 1997. The maximum matching contribution was 4% of an employee's annual compensation. Vesting is over a four-year period and begins four months from the date of hire. The Company contributed $82,000 in 2000.

In May 2000, the Company acquired Strategic Network Designs, Inc. ("SND"), and has elected to continue administering the savings and profit sharing plan that was adopted by SND on January 1, 1997. The maximum matching contribution was 3% of an employee's annual compensation. Vesting is over a four-year period and begins three months from the date of hire. The Company's contribution was $203,000 in 2000.

H. DISCONTINUED OPERATIONS

In the fourth quarter of 1999, the Board of Directors of the Company committed to a plan to exit its software business and to focus the Company on its services and Switchboard segments as its sole operating units. The Company plans to provide support to its existing customers through April 30, 2001.

Included in the 1999 results of operations is an estimated loss from disposal of discontinued operations of $3,000,000, net of tax. The provision is comprised primarily of $1,900,000 for the write-off of certain idle assets and the closure and consolidation of leased facilities, estimated future operating losses of $700,000 and $400,000 for severance and costs related to the reduction of approximately 45 members of the Company's staff.

The Company has expended $1,797,000 and $484,000 in cash related to the exiting of its software business in 2000 and 1999, respectively. Excluding the estimated loss from disposal of discontinued operations, revenues and expenses from discontinued operations for the years ended December 31, 1999 and 1998 were $26,636,000 and $18,431,000; and $47,389,000 and $34,343,000, respectively.

Net liabilities of discontinued operations, which are included in the Consolidated Balance Sheets as of December 31, 1999, are as follows:

(in thousands)                                      1999
--------------                                      ----
  Accounts receivable (net)                        $1,846
  Inventory                                            53
  Other current assets                              1,402
  Other assets (net)                                  565
     Total assets                                   3,866

  Accrued expenses                                  4,634
  Deferred revenues                                 2,496
     Total liabilities                              7,130
     Net liabilities of discontinued operations    $3,264

I. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under non-cancelable lease agreements, which expire at various dates through March of 2014. Rental expense under these leases totaled $1,582,000, $1,389,000, and $2,241,000 in 2000, 1999 and 1998, respectively. Under these agreements, the Company is obligated to pay for utilities, taxes, insurance and maintenance.

At December 31, 2000, future minimum lease payments under operating leases with initial terms exceeding one year are as follows:

                                               (in thousands)
  2001                                            $ 3,713
  2002                                              3,101
  2003                                              1,727
  2004                                              1,484
  2005                                                980
  Thereafter                                        1,565
  Total future minimum lease payments             $12,570

The total of future minimum rentals to be received under non-cancelable subleases related to the above leases are $846,000, $684,000, $166,000, $114,000, $76,000 and $325,000 for the years ending 2001, 2002, 2003, 2004,
2005, and thereafter, respectively.

J. LINE OF CREDIT

In October 2000, the Company entered into a $10,000,000 line of credit agreement with a commercial lender that replaced the Company's prior $15,000,000 credit facility that expired in September 2000. There were no borrowings under the agreement or the prior line of credit facility in 2000, 1999 and 1998. This agreement has a three-year term. In the event of borrowing, all of the Company's assets would be eligible collateral. Outstanding borrowings drawn under this line are restricted to 85% of the Company's eligible accounts receivable.

K. MINORITY INTEREST

In 1999, the Company entered into an agreement with Viacom, Inc. (formerly CBS) to sell a minority interest in Switchboard. Pursuant to this agreement, Viacom invested $5,000,000 in Switchboard and will provide $95,000,000 in promotion over seven years and branding over ten years across the full range of Viacom media properties as well as those of its radio and outdoor advertising subsidiary, Infinity Broadcasting Corporation. As a result of this investment, Viacom held an equity interest of approximately 29.1% on a shares-issued basis at December 31, 2000.

In 1996, the Company entered into an agreement with America Online, Inc. ("AOL") and Digital City, Inc. ("DCI") to sell minority interests in Switchboard to AOL and DCI. Pursuant to this agreement, AOL and DCI invested a total of $3,000,000 in Switchboard and held a combined equity interest of 5.8% on a shares-issued basis at December 31, 2000. Viacom, AOL and DCI's collective minority interest in the net loss of Switchboard is deducted from net income on a pro rata basis. For the year ended December 31, 2000, revenues and expenses were approximately $20,310,000 and $40,730,000, respectively. At December 31, 2000, assets and liabilities for Switchboard were approximately $98,558,000 and $7,830,000, respectively.

L. PREFERRED STOCK

In July 1992, the shareholders of the Company approved the creation of a new class of undesignated preferred stock and authorized 1,000,000 shares of $.01 par value, in one or more series, with voting rights and preferences to be determined by the Board of Directors. In March 1998, 263,158 shares were designated as Series A Convertible Preferred Stock and were issued to HarbourVest Partners along with warrants to purchase 65,790 shares of Series B Convertible Preferred Stock and 65,790 shares of Series C Convertible Preferred Stock at an exercise price of $45.00 and $50.00 per share, respectively, in exchange for cash of $9,500,000, net of issuance costs of $500,000. Each share of preferred stock was initially convertible, at the option of the holder, into ten shares of common stock, subject to adjustment for certain dilutive issuances. In June 1999, the 263,158 shares of Series A Convertible Preferred Stock, held by HarbourVest Partners, automatically converted into 2,631,580 shares of common stock. As of March 10, 2000, the warrants to purchase shares of Series B and Series C Convertible Preferred Stock converted into warrants to purchase an aggregate of 1,315,800 shares of common stock.

M. STOCK OPTION PLANS

Under the Company's 1984 stock option plans, the Company granted incentive and non-qualified stock options to purchase up to an aggregate of 5,113,841 shares of common stock, of which 20,000 options were outstanding at December 31, 2000. In June 1992, the Board of Directors voted that no further options be granted under the 1984 stock option plans. Generally, options outstanding vest ratably over a four-year period and expire ten years from the date of grant.

Under the Company's 1992 Stock Incentive Plan, as amended (the "1992 Stock Incentive Plan"), the Company may grant incentive stock options and non-statutory options for the purchase of an aggregate of 5,470,000 shares of common stock to employees, officers, directors, consultants and advisors. At December 31, 2000, 3,163,000 options were outstanding under this plan, of which 540,000 shares were restricted. The 1992 Stock Incentive Plan provides that incentive stock options may not be granted at less than the fair market value of the Company's common stock at the grant date, and options generally vest ratably over a three-year period and expire ten years from the date of grant.

The 1992 Stock Incentive Plan also permits awards of restricted stock at a price determined by the Compensation Committee or the Board of Directors subject to the Company's right to repurchase such stock in specified circumstances prior to the expiration of a restricted period. On October 16, 1998, the Company issued 396,000 shares of restricted common stock to executive officers and certain members of senior management at par value. These shares are subject to the Company's repurchase right and certain other restrictions for a period of up to three years. An amount for unearned compensation of $1,426,000 was recorded within shareholders' equity equal to the fair market value of the stock on the date it was issued, less the purchase price. An additional 480,000 shares and 40,000 shares of restricted stock were issued in 2000 and 1999, respectively.
An additional $2,560,200 and $277,000 was recorded as unearned compensation within shareholders' equity in 2000 and 1999, respectively, equal to the fair market value of the stock on the date it was issued, less the purchase price.
In 2000, 35,600 shares of restricted stock were cancelled, and 10,000 shares of restricted stock were cancelled in 1999. Amortization of $824,527 was recorded in 2000 and $1,000,000 was recorded in 1999, as compensation expense related to these issuances. The remainder of the unearned compensation will be amortized over a period of up to three years from the date of issuance.

The Company currently holds notes receivable for a total of approximately $1,260,000 from officers of the Company. The notes arose from transactions in 1999 and 2000 whereby the Company loaned the officers money to pay federal and state tax obligations with respect to the vesting and issuance of restricted stock. The notes bear interest at either a rate equal to the prime rate less 1% per annum or the applicable Federal rate. The principal and all accrued interest of these notes is required to be repaid in full based on the officers' individual agreements. The note and accrued interest are recorded as an other current asset.

Under the Company's 2000 Non-Executive Stock Incentive Plan (the "2000 Non-Executive Stock Plan"), the Company may grant non-statutory options for the purchase of an aggregate of 1,250,000 shares of common stock to employees, consultants and advisors. At December 31, 2000, 579,000 options were outstanding under this plan, of which 40,000 shares were restricted. These options vest ratably over a three-year period and expire ten years from the date of grant.

The 2000 Non-Executive Stock Plan permits awards of restricted stock at a price determined by the Compensation Committee or the Board of Directors subject to the Company's right to repurchase such stock in specified circumstances prior to the expiration of a restricted period. On October 19, 2000, the Company issued 80,000 shares of restricted stock to certain members of senior management at par value. These shares are subject to the Company's repurchase right and certain other restrictions for a period of up to two years. An amount for unearned compensation of $454,200 was recorded within shareholders' equity equal to the fair market value of the stock on the date it was issued, less the purchase price. In 2000, amortization of $45,175 was recorded as compensation expense related to these transactions. The remainder of the unearned compensation will be amortized over a period of up to two years from the date of issuance.

Under the Company's 1992 Director Stock Option Plan, as amended (the "1992 Director Plan"), the Company may grant non-statutory stock options for the purchase of up to an aggregate of 325,000 shares of common stock to directors of the Company who are not officers or employees of the Company or any subsidiary of the Company. Under the terms of the 1992 Director Plan, initial options are automatically granted to each eligible director upon his or her initial election as a director that cover 32,000 shares of common stock, and annual options are automatically granted on the date of each Annual Meeting of Shareholders of the Company that cover 8,000 shares of common stock. In addition, after four years of service on the Board, each director will automatically receive an option that covers 16,000 shares. The 1992 Director Plan provides that options shall be granted at the fair market value of the Company's common stock at the grant date. Annual options generally vest twelve months after the grant date and initial options and service options vest ratably over a four-year period. At December 31, 2000, 211,000 options were outstanding under the 1992 Director Plan.

Under the Company's 1995 Employee Stock Purchase Plan, as amended (the "1995 Employee Stock Purchase Plan"), 1,050,000 shares of common stock are available to all full-time employees through semi-annual offerings. At December 31, 2000, 950,978 shares of common stock have been purchased under this Plan.

In May 2000, ePresence, Inc. acquired Strategic Network Designs ("SND"), and assumed the 2000 SND Stock Incentive Plan. The Company may grant incentive stock options and non-statutory options for the purchase of an aggregate of 318,700 shares of common stock to employees, officers, directors, consultants and advisors. At December 31, 2000, 260,900 options were outstanding under this plan. The 2000 SND Stock Incentive Plan provides that incentive stock options may not be granted at less than the fair market value of the Company's common stock at the grant date, and options generally vest ratably over a three-year period and expire ten years from the date of grant.

During 1997, in addition to the options described above, options to purchase an aggregate of 1,300,000 shares were issued to four executive officers of the Company. The underlying shares were registered with the SEC and generally vest over a four-year period. At December 31, 2000, 793,500 of such options were outstanding.

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. In fiscal year 1996, the Company adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been recorded based on the fair value of awards at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2000, 1999 and 1998 would have been reduced to the pro forma amounts indicated below:

                                                2000              1999               1998
                                                  As     Pro        As      Pro        As     Pro
                                            Reported   Forma  Reported    Forma  Reported   Forma
                                            --------   -----  --------    -----  --------   -----
                                                   (in thousands, except per share amounts)
  Net income                                 $15,055  $6,508   $28,149  $24,016    $1,115  $1,194
  Basic income per share                     $  0.64  $ 0.27   $  1.33  $  1.14    $ 0.06  $ 0.07
  Diluted income per share                   $  0.56  $ 0.24   $  1.11  $  0.94    $ 0.06  $ 0.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively; dividend yield of 0%, 0% and 0%; expected volatility of 105%, 90% and 90%; risk-free interest rates of 6.4%, 5.8% and 5.5%; and expected lives of 5.0, 5.0, and 5.0 years.
The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated. SFAS No. 123 does not apply to awards granted prior to 1995. The 2000 pro forma amounts include $8,547,000 of pro forma income related to stock option forfeiture experience.

A summary of the status of the Company's stock plans as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates is presented below.

(share amounts in thousands)                                                         2000                  1999                 1998
                                                                                 Weighted              Weighted             Weighted
                                                                                  Average               Average              Average
                                                                                 Exercise              Exercise             Exercise
                                                                     Shares         Price    Shares       Price    Shares      Price
                                                                     ------         -----    ------       -----    ------      -----
  Outstanding at beginning of year                                    3,222        $ 7.11     3,076      $ 3.55     3,293     $ 2.77
  Granted                                                             2,492        $10.50     1,590       10.94     1,225       3.93
  Exercised                                                            (424)       $ 3.98    (1,119)       2.83    (1,108)      1.89
  Cancelled                                                            (843)       $ 9.71      (325)       6.95      (334)      2.63
  Outstanding at end of year                                          4,447        $ 8.81     3,222      $ 7.11     3,076     $ 3.55
  Options exercisable at end of year                                  1,450        $ 5.20     1,095      $ 3.93     1,339     $ 3.16
  Weighted-average fair value of
     options granted during the year                                               $10.46                $ 7.97               $ 4.24

The following table summarizes information about the Company's stock options at December 31, 2000:

(share amounts in thousands)
                                                                              Options Outstanding      Options Exercisable
                                                                              ---------------------   ----------------------
                                                                                 Weighted
                                                                                  Average  Weighted                 Weighted
  Range of                                                                      Remaining   Average                  Average
  Exercise Prices                                               Number        Contractual  Exercise      Number     Exercise
                                                                Outstanding          Life     Price  Exercisable       Price
                                                                -----------         -----    ------  ----------        -----
  $ 1.15 - $ 2.25                                                       762   5.7 years     $  2.23         715      $  2.23
  $ 2.26 - $ 6.50                                                       874   7.9 years     $  5.16         295      $  4.84
  $ 6.51 - $10.00                                                       976   8.5 years     $  8.60         309      $  8.84
  $10.01 - $20.00                                                     1,835   11.8 years    $ 13.40         131      $ 13.65
                                                                      4,447                                            1,450

N. SALE OF EQUITY BY SWITCHBOARD

On March 7, 2000, Switchboard sold, at an initial public offering price of $15.00 per share, 5,500,000 shares of its common stock. On April 6, 2000, Switchboard sold, at $15.00 per share, an additional 825,000 shares of its common stock pursuant to the March 31, 2000 exercise in full of the underwriters' over-allotment option. The aggregate gross proceeds raised in the offering were $94,900,000. Total expenses in connection with the offering were approximately $8,600,000, of which $6,600,000 was for underwriting discounts and commissions and

$2,000,000 was for professional services and other expenses. Switchboard's net proceeds from the offering were approximately $86,300,000, of which $74,800,000 was received in March 2000 and $11,500,000 was received in April 2000.

O. COMPREHENSIVE INCOME

Other comprehensive income includes unrealized gains or losses on the Company's available-for-sale investments and foreign currency translation adjustments.

For the twelve months ended December 31,
(in thousands)                                 2000      1999
--------------                              --------   -------
Net income                                  $ 15,055   $28,149
Other comprehensive (expense)/income         (29,527)   53,896
Comprehensive (loss)/income                 $(14,472)  $82,045

P. SALE OF INVESTMENT

In 1996, the Company made an equity investment of approximately $2,001,000 in Software.com, Inc. ("Software.com"), a company which supplies Internet messaging solutions to services providers. During the year ended December 31, 2000, the Company sold 491,202 shares of common stock of Software.com, resulting in net proceeds of $45,276,000 and a realized gain of approximately $44,556,000. At December 31, 2000, the Company held 400,000 shares of common stock of Software.com of which 300,000 and 100,000 of said shares were valued at $114.50 and $115.90 per share, respectively, with a total value of $45,940,000. The net unrealized gain of approximately $29,025,000, net of taxes of approximately $16,308,000, is included in other comprehensive income within stockholders' equity.

In January 2000, the Company entered into a hedging contract for 300,000 shares of Software.com common stock. The maturity date for the contract is February 2, 2001. Upon maturity, the Company will receive payment for the value of the Software.com common shares based upon the average closing price of the ten consecutive trading days prior to, and including, the maturity date. The settlement price can be no lower than $84.04 and no higher than $114.50 per common share.

In February 2000, the Company entered into a hedging contract for 100,000 shares of Software.com common stock. The maturity date for the contract is February 25, 2001. Upon maturity, the Company will receive payment for the value of the Software.com common shares based upon the average closing price of the ten consecutive trading days prior to, and including, the maturity date. The settlement price can be no lower than $84.60 and no higher than $115.90 per common share.

On November 17, 2000, Software.com and Phone.com merged and began doing business as Openwave Systems, Inc. ("Openwave"). Each Software.com shareholder received
1.6105 Phone.com shares. On October 26, 2000, the Company entered into two hedging contracts for Openwave shares effectively rolling over its hedging contracts of Software.com common shares. The contracts are adjusted to equivalent Phone.com shares and pricing and maintain the same terms as the original contracts with the exception of maturities. The hedging contract for 483,150 Openwave shares matures on March 19, 2001 and the settlement price can be no lower than $52.18 and no higher than $71.09 per common share. The hedging contract for 161,050 Openwave shares matures on April 9, 2001. The settlement price can be no lower than $52.53 and no higher than $71.96 per common share.

In January 2001, the Company liquidated its Openwave position for net proceeds of approximately $39,266,000.

Q. INCOME TAXES

The components of the provision/(benefit) for income taxes are as follows:

Years ended December 31,
  (in thousands)                                2000       1999     1998
------------------------                        ----       ----     ----
  Currently Payable:
     U.S. Federal                            $   328   $    170   $   --
     State                                     1,045        224       --
     Foreign                                     (19)       (37)     573
                                               1,354        357      573
  Deferred:
     U.S. Federal                             12,194      1,254       --
     State                                     1,066         75       --
     Valuation allowance                           0    (23,978)      --
                                              13,260    (22,649)      --
                                             $14,614   $(22,292)  $  573

A reconciliation of the Federal statutory tax rate to the Company's effective income tax rate is as follows:

                                                2000       1999     1998
                                                ----       ----     ----
  Tax at statutory rate                         35.0%      35.0%    35.0%
  State income taxes, net of U.S.
   federal benefit                               4.6        7.1      3.7
  Effect of foreign tax rates                     --        3.1      3.0
  Non-deductible goodwill amortization           1.1         --       --
  Minority interest                              9.2       71.8    (11.4)
  Foreign losses not benefited                  (1.1)      14.7     35.4
  Other                                          0.5        1.0     (0.8)
  Valuation                                       --     (751.5)   (30.9)
  Effective tax rate                            49.3%    (618.8)%   34.0 %

As of December 31, 2000, the Company no longer has a valuation allowance offsetting the net deferred tax asset. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon an analysis of the Company's ability to generate sufficient future taxable income during periods in which temporary differences reverse, management believes it is more likely than not the Company will realize the benefits of its net deferred tax assets. The amount of net deferred tax assets considered realizable could be reduced if estimated future taxable income cannot be achieved.

The components of the net deferred tax asset/(liability) are as follows:

  (in thousands)                                       2000       1999
------------------------                               ----       ----
  Deferred tax assets:
     Net operating loss and other carryforwards    $  9,909   $ 10,292
     Purchased research and development                   0      6,510
     Fixed assets                                     1,106      1,537
     Benefit plans                                      514        443
     Bad debt allowance                                 642        764
     Discontinued operations                            233      1,455
     Other                                              861        654
  Gross deferred tax asset                           13,265     21,655
  Deferred tax liabilities:
     Accrual to cash adjustment                        (302)
     Unrealized gain on securities                  (13,645)   (30,350)
  Gross deferred tax liability                      (13,947)   (30,350)
  Less: valuation allowance                              --         --
  Net deferred tax liability                       $   (682)  $ (8,695)

The Company has net operating loss carryforwards of federal and state tax purposes of approximately $14,400,000 and $32,790,000, respectively.

The federal net operating loss carryforwards will begin to expire in 2012 and the state net operating loss carryforwards will begin to expire in 2001.

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

R. BASIC AND DILUTED EARNING/(LOSS) PER SHARE

Basic earnings/(loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share include the dilutive effect of potential common shares outstanding during the period. Potential common shares have been excluded from the computation of diluted loss per share in 1998, as their effect would have been anti-dilutive. Potential common shares result from the assumed conversion of preferred stock plus the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. Potential common shares also include the unvested portion of restricted stock. For the year ended December 31, 2000, basic and diluted earnings per share were calculated as follows:


                                                     Years ended December 31,
                                                   ---------------------------
  (in thousands, except per share amounts)            2000     1999      1998
-----------------------------------------------    -------  -------  ---------
  Basic earnings/(loss) per share numerator:
     Income/(loss) from continuing operations      $15,055  $26,224  $(11,931)
     Net income                                     15,055   28,149     1,115
  Denominator:
     Weighted average common shares outstanding     23,695   21,115    18,085
  Basic continuing earnings/(loss) per share       $   .64  $  1.24  $   (.66)
  Basic earnings per share                         $   .64  $  1.33  $    .06
  Diluted earnings per share per numerator:
     Income/(loss) from continuing operations      $15,055  $26,224  $(11,931)
     Net income                                     15,055   28,149     1,115
  Denominator:
     Weighted average common shares outstanding     23,695   21,115    18,085
     Weighted average common potential shares        3,032    4,334     4,292
     Total shares                                   26,727   25,449    22,377
  Diluted continuing earnings/(loss) per share     $   .56  $  1.03  $   (.66)
  Diluted earnings per share                       $   .56  $  1.11  $    .05

Options to purchase 855,200 and 531,000 shares of common stock outstanding during the years ended December 31, 2000 and December 31, 1999, respectively, were excluded from the calculation of diluted earnings per share, as their exercise price was greater than the average share price. Options and warrants to purchase 4,517,000 shares of common stock outstanding during the year ended December 31, 1998, were excluded from the year-to-date calculation of diluted net loss per share as the effect of their inclusion would have been anti-dilutive.

S. SEGMENT INFORMATION

As described in Note A. "Nature of Business," the Company has two reportable segments: Services and Switchboard. Significant financial information relative to the Company's reportable segments is as follows:

Year Ended December 31, 2000                               Total
(in thousands)                  Services   Switchboard    Company
----------------------------    --------   -----------   --------
  Revenues
     Services                   $ 61,300      $     --   $ 61,300
     Switchboard                      --        20,310     20,310
  Total revenue                   61,300        20,310     81,610
  Cost of revenues                33,857         4,049     37,906
  Gross profit                    27,443        16,261     43,704
  Operating expenses              36,990        36,677     73,667
  Operating loss                $ (9,547)     $(20,416)  $(29,963)
  Total assets                  $145,872      $ 98,558   $244,430

The Company delivers its services worldwide and Switchboard delivers its revenues within North America. Revenue can be grouped into geographic areas as follows:

                                            Years Ended December 31,
                                           -------------------------
                                              2000     1999     1998
                                           -------  -------  -------
                                                 (in thousands)
  Revenues from unaffiliated customers:
     North America                         $72,052  $34,252  $22,459
     Europe                                  4,185    7,275    4,165
     Other                                   5,373    4,271    1,209
  Total revenues                           $81,610  $45,798  $27,833

No one customer accounted for more than ten percent of consolidated revenues in 2000 or 1999. The Company does business throughout Europe with the majority of the revenue concentrated in Germany, The Netherlands, United Kingdom and France for the years presented. The majority of the revenue in the other category is concentrated in Australia, Malaysia and Japan for all years presented.

T. MICROSOFT CORPORATION ALLIANCE

On January 11, 1999, the Company announced a strategic alliance with Microsoft Corporation to deliver integrated messaging, networking and Internet solutions and the collaboration on the design and implementation of packaged services, solutions and support offerings based on Microsoft's enterprise platform. Under the agreement, Microsoft has contributed $8,400,000 for the training of at least 500 professionals, certain marketing and product development efforts, and the purchase of 1,750,000 common stock warrants. The first of these payments was received in January 1999 in the amount of $5,900,000. The second payment of $2,500,000 was received in December 1999. The Company has recorded $4,032,000 of the 1999 payments received as additional paid in capital for the warrants issued to Microsoft. The remaining $4,368,000, associated with training, marketing and product development efforts, was recorded as an offset to expenses incurred related to this effort. At December 31, 2000, approximately $1,314,000 is classified as a component of accrued expenses. The common stock warrants are subject to a three-year lock-up provision, based on continuation of the alliance, and have an exercise price of $10.00 per share. If exercised, Microsoft's warrants represent approximately 7.3% ownership of the outstanding common stock of the Company at December 31, 2000.

U. RELATED PARTIES

The Company and Switchboard entered into a corporate services agreement dated November 1, 1996 under which the Company's corporate staff provided certain administrative services, including financial, accounting and payroll advice, treasury, tax and insurance services for which Switchboard paid the Company a monthly fee based on Switchboard's headcount and the level of services provided by the Company. Under a revised agreement dated March 7, 2000, the Company continues to provide certain administrative, technical support and equipment maintenance services for Switchboard. The fee is reviewed and adjusted periodically by mutual agreement of the parties. The corporate services agreement extends for a period of three years and thereafter renews annually unless either party terminates the agreement with 90 days notice to the other.

For additional items such as development of data processing systems and programs, legal support, support in financing and acquisition transactions, general executive and management services, and support for contract bidding, Switchboard is charged based on ePresence's labor costs for the employee performing the services. Further, Switchboard reimburses the Company for its pro rata share of telephone, photocopying, postage and employee benefit plan expenses. Switchboard leases the space it occupies under an agreement with the Company. Switchboard pays ePresence rent in an amount that is approximately equal to its pro rata share of the Company's occupancy costs.

Certain directors of Switchboard hold positions as officers or directors of the Company. The Chairman of the Board of Directors of Switchboard is also Chairman of the Board of Directors, President and Chief Executive Officer of the Company. One director of Switchboard is Senior Vice President and Chief Financial Officer of the Company.

V. Viacom ALLIANCE

In 1999, Switchboard and Viacom Inc. (formerly CBS) consummated a number of agreements under which Viacom acquired a 35% equity stake in Switchboard, through the issuance of 7,468,560 shares of Switchboard common stock and one share of Series E Special Voting Preferred Stock.

In exchange, Switchboard received $5,000,000 in cash and will receive advertising and promotional value over a term of seven years, across the full range of Viacom media properties, as well as those of its radio and outdoor advertising subsidiary, Infinity Broadcasting Corporation. As part of the transactions, Viacom was also issued warrants to purchase up to an additional 1,066,937 shares of Switchboard common stock at a per share exercise price of $1.00, which would increase its ownership position in Switchboard to 40%. The number of shares of common stock and warrants issued to Viacom are subject to adjustment in the event of certain future issuances of securities by Switchboard.

The Advertising and Promotion Agreement dated as of June 30, 1999 and among the Company, Switchboard and Viacom provides advertising with a future value of $95,000,000 to Switchboard over a seven-year period, subject to one-year renewals upon the mutual written agreement of the Company, Switchboard and Viacom. The net present value of the advertising has been recorded as a subscription receivable and an offsetting amount as paid-in capital in the Switchboard equity accounts. The subscription equity account will be amortized as marketing expense based on the proportion of advertising provided to the total amount to be provided over the seven-year term. During the year ended December 31, 1999, the Company recognized approximately $4,069,000 in non-cash advertising expense pursuant to the agreement.

Viacom and Switchboard also entered into a License Agreement dated as of June 30, 1999 which provides a ten-year license, subject to extension, to Switchboard for the utilization of the CBS trademarks in identifying, marketing and promoting the Switchboard web site. Additionally, the Company issued a common stock purchase warrant to Viacom on June 30, 1999, whereby Viacom received warrants to purchase 250,000 shares of the Company's common stock at $11.27 per share. These warrants expired on June 30, 2000.

Switchboard is required to pay Viacom a 25% revenue share on the net advertising revenues derived from the sale of advertising displayed to Viacom users through the co-branded interfaces or vertical guides during the term of the agreement. Additionally, Switchboard is required to pay a 12% sales commission for advertising sold by Viacom on the Switchboard web site, or on advertisements displayed to Viacom users through co-branded interfaces or vertical guides. In the event that the agreement is terminated by Switchboard for cause, as defined in the agreement, in lieu of performing the advertising and promotional obligations Viacom may elect to pay in cash the difference between $95,000,000 and the amount of promotional value provided to date. Viacom may pay the cash over the original term of the agreement or in a lump sum payment equal to the net present value of the amount due.

The Company has agreed to indemnify Viacom for breaches by Switchboard of representations, warranties and covenants in the Advertising and Promotion Agreement. The indemnification obligations with respect to the covenants will expire upon the first to occur of: (i) the first business day after June 30, 2001 when the Company owns or controls less than a majority of Switchboard's voting power; or (ii) the first business day after any person owns or controls more of Switchboard's voting power than the Company does. Switchboard has agreed to indemnify the Company for amounts that the Company may be required to pay to Viacom pursuant to the Company's indemnification obligations to Viacom.

W. SUBSEQUENT EVENTs (UNAUDITED)

In January 2001, the Company, Viacom and Switchboard agreed to terminate the Switchboard Incorporated Voting Rights Agreement dated as of June 30, 1999. As a result, the Company no longer controls the Switchboard board of directors. Beginning on January 1, 2001, the Company will account for its interest in Switchboard on the equity method whereby its pro rata share of Switchboard's net
(loss)/income will be reflected as a separate line item below (loss)/income from operations as opposed to the current consolidated accounting reflected herein.

On March 22, 2001, the Company sold its Australian Subsidiary to an Australian based company. The Company will exchange its shares in the Australian subsidary for a 10% interest in the Acquirer.



Report of Independent Accountants

To the Board of Directors and Shareholders of ePresence, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of ePresence, Inc. ("ePresence") at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the

Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Boston, Massachusetts
February 1, 2001


Supplementary Data -- Selected Financial Data

                                                                          Years ended December 31,
                                                            ------------------------------------------------
                                                            2000       1999       1998       1997       1996
                                                            ----       ----       ----       ----       ----
                                                          (in thousands, except share and per share amounts)
  Statement of operations data:
     Revenues:
     Services                                           $ 61,300   $ 37,494   $ 21,320   $  9,797   $  7,231
     Switchboard                                          20,310      8,304      6,513        709        170
     Total revenues                                       81,610     45,798     27,833     10,506      7,401
     Operating loss from continuing operations1          (29,963)   (16,740)   (12,321)   (11,964)    (8,527)
     Net income/(loss)2,3,4                               15,055     28,149      1,115    (16,908)   (27,030)
  Net income/(loss) per share:
  Basic                                                 $   0.64   $   1.33   $   0.06   $  (0.97)  $  (1.59)
  Diluted                                               $   0.56   $   1.11   $   0.06   $  (0.97)  $  (1.59)
  Balance sheet data:
     Working capital                                    $155,508   $112,443   $ 10,249   $ (2,732)  $ (1,513)
     Total assets                                        244,430    174,450     43,389     42,928     69,532
     Total shareholders' equity                          149,679    115,367     56,210      5,077     20,322

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2000 Quarter Ended                                                  Dec. 31    Sept. 30    June 30   March 31
------------------                                                  -------    --------    -------   --------
  Revenues:
     Services                                                      $ 17,651   $ 17,005   $ 14,593   $ 12,051
     Switchboard                                                      6,026      5,700      4,766      3,818
     Total revenues                                                  23,677     22,705     19,359     15,869
  Loss from continuing operations1                                   (8,025)    (6,877)    (5,745)    (9,315)
  Net income/(loss)2                                                 (2,339)    (1,818)    (1,113)    20,328
  Net income/(loss) per share:
  Basic                                                            $  (0.10)  $  (0.08)  $  (0.05)  $   0.88
  Diluted                                                          $  (0.10)  $  (0.08)  $  (0.05)  $   0.73
     Stock prices (close):
     High                                                          $   7.06   $   9.06   $  16.75   $  39.75
     Low                                                           $   3.44   $   6.06   $   6.69   $  15.75
1999 Quarter Ended                                                  Dec. 31    Sept. 30    June 30   March 31
------------------                                                  -------    --------    -------   --------
  Revenues:
     Services                                                      $ 11,011   $  9,881   $  8,636   $  7,966
     Switchboard                                                      3,040      2,286      1,850      1,128
     Total revenues                                                  14,051     12,167     10,486      9,094
  Loss from continuing operations                                    (7,609)    (3,540)    (3,018)    (2,573)
  Net income/(loss)3,4                                               24,215       (985)     4,462        457
  Net income/(loss) per share:
  Basic                                                            $   1.07   $  (0.04)  $   0.22   $   0.02
  Diluted                                                          $   0.93   $  (0.04)  $   0.17   $   0.02
     Stock prices (close):
     High                                                          $  23.13   $  11.75   $  17.25   $  17.94
     Low                                                           $   8.31   $   6.72   $   9.50   $   8.81

For additional discussion items such as discontinued operations, the Company's name change, sales of Software.com shares and non-cash CBS advertising expense, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations.

1. Includes approximately $11,824 in non-cash CBS advertising expense.
2. Includes a net realized gain of approximately $44,556 for the sale of shares in Software.com
3. In the second quarter of 1999, the Company recorded a net gain of approximately $4,043 for the sale of shares in Software.com.
4. In the fourth quarter of 1999, the Company recorded a net gain of approximately $12,543 for the sale of shares in an unaffiliated company, a one-time benefit from the reversal of deferred tax asset reserves of $21,655, and a one-time charge of $3,000, net of taxes, for the loss on disposal of business.

The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. The Company has no present intention to pay dividends. The Company intends to review its policy with respect to the payment of dividends from time to time; however, there can be no assurance that any dividends will be paid in the future.

On March 22, 2001, the Company had 10,917 shareholders of record.



Shareholder Information

Annual Meeting
The 2001 Annual Meeting will be held on May 9, 2001 at
2:00 p.m. at the Wyndham Westboro, 5400 Computer Drive,
Westboro, Massachusetts 01581-1721.

Form 10-K
Copies of our Annual Report on Form 10-K are available upon written request to Investor Relations, ePresence, Inc., 120 Flanders Road, Westboro, Massachusetts 01581.

Common Stock
The Company's common stock is currently traded on the Nasdaq National Market under the symbol EPRE.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

Legal Counsel
Hale and Dorr LLP
Boston, Massachusetts

Transfer Agent and Registrar
State Street Bank and Trust Company
c/o EquiServe
150 Royall Street
Canton, MA 02021
Shareholder inquiries (877) 282-1168
www.EquiServe.com

Corporate Headquarters
ePresence, Inc.
120 Flanders Road
Westboro, Massachusetts 01581-5013

United States Offices
San Francisco, California
Washington, D.C.
Westboro, Massachusetts
Okemos, Michigan
Clark, New Jersey
Red Bank, New Jersey
New York, New York
Dallas, Texas

International Offices
Haacht, Belgium
Ottawa, Ontario, Canada
Crawley, West Sussex, England
Munich, Germany
Maarssen, The Netherlands



(C) Copyright 2001 ePresence.
All Rights Reserved.
Printed in USA.



Directors and Officers

Directors

William P. Ferry
Chairman, Chief Executive Officer and President ePresence, Inc.

John Burton
Managing Director
Updata Capital, Inc., an investment banking firm

Albert A. Notini
Executive Vice President and Chief Financial Officer
Manufacturers' Services Limited,
a global electronic manufacturing services company

John J. Rando
Advisor/Partner
NewcoGen Group LLC, a venture development firm

Fontaine K. Richardson
Director

Robert M. Wadsworth
Managing Director
HarbourVest Partners, LLC, a venture capital management company

Corporate Officers

William P. Ferry
Chairman and Chief Executive Officer

Tony Bellantuoni
Senior Vice President, Human Resources

Rodney P. Jackson
Senior Vice President of Americas

Richard M. Spaulding
Senior Vice President and Chief Financial Officer,
Treasurer and Secretary

Scott G. Silk
Senior Vice President,
Marketing and Business Development


Senior Management

Lou Frio
Vice President, eInfrastructure Services

Scott Kitlinski
Vice President, Chief Information Officer

Kevin Newman
Vice President, Corporate Counsel

Thomas Shambo
Vice President of Strategic Alliances